FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2003

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant's name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes X No ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ____ No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re: SYNGENTA AG
Annual Report 2002 and Financial Report 2002

Filed herewith is a copy of the Annual Report and Financial Report 2002 of Syngenta AG. The full text follows:

###

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date: March 17, 2003

By: ______________________
Name: Daniel Michaelis
Title: Senior Legal Counsel

By: ______________________
Name: Damian Heller
Title: Company Secretary

Syngenta
Annual Report 2002


syngenta

Contents

"The tremendous changes in technology that have been advanced by Syngenta and its heritage have allowed me to become a better conservationist, a better farmer."
Ryland Utlaut, US corn farmer

Sales Overview by Product Line and Region

Crop Protection Sales

	2002 $m	2001 $m	Actual %	CER[1] %
Selective Herbicides	1606	1722	−6	−7
Non-Selective Herbicides	650	687	−2	−3
Fungicides	1398	1392	–	−1
Insecticides	855	944	−7	−7
Professional Products	585	522	+6	+5
Others	166	118	+19	+13
Total	**5260**	**5385**	**−2**	**−3**

[1] Growth at constant exchange rates (CER).

Seeds Sales

	2002 $m	2001 $m	Actual %	CER[1] %
Field Crops	503	530	−5	−4
Vegetables and Flowers	434	408	+6	+5
Total	**937**	**938**	–	–

[1] Growth at constant exchange rates (CER).

Crop Protection

Sales by Region


Europe, Africa & Middle East
NAFTA
Latin America
Asia Pacific

Sales by Product Line


Selective Herbicides
Non-Selective Herbicides
Fungicides
Insecticides
Professional Products
Others

Seeds

Sales by Region


Europe, Africa & Middle East
NAFTA
Latin America
Asia Pacific

Sales by Product Line


Field Crops
Vegetables & Flowers



Financial Highlights

	2002 $m	2001 $m	Actual %	CER[1] %
Sales	6197	6323	−2	−3
Excluding Special Items[2]				
EBITDA	1154	1127	+2	+5
Profit before Tax	445	388	+15	+21
Net Income	265	223	+19	
Earnings per Share[4]	$2.61	$2.20	+19	
Including Special Items[3]				
Profit before Tax	49	111		
Net Income	(27)	34		
Earnings per Share[4]	$(0.26)	$0.34		

[1] Growth at constant exchange rates (CER).
[2] Excluding special items of $396 million (2001: $277 million which included $75 million of disposal gains) being a net charge in respect of merger and restructuring costs, of which impairment costs associated with these items was $134 million (2001: $86 million).
[3] In accordance with International Financial Reporting Standards.
[4] Diluted EPS calculated on 101,635,654 shares.

- **Strong performance from new products**
- **EBITDA margin up to 18.6 per cent** before special items
- **Synergies ahead of plan** **–$362 million annualized savings since merger**
- **Earnings up 19 per cent** before special items
- **Free cash flow $551 million** **–gearing down to 38 per cent**



Heinz Imhof We are well placed our marketing and technological



I am pleased to report that Syngenta delivered a strong performance in 2002 in the face of difficult market conditions. The success of new product introductions and our cost reduction programs contributed to improved financial ratios compared with the previous year. At the same time we have safeguarded our financial position through continued prudence in Latin America. The stock market has recognized these achievements and the Syngenta share outperformed the key market indices.

Board of Directors
2002 was a year in which worldwide investor confidence was severely shaken. Syngenta has committed itself to transparency, and our Board of Directors has continued to ensure that our shareholders' trust in the Company and its operations is well placed. The Board has a tremendous breadth of international business experience – covering research and development, finance, management excellence and advanced consumer marketing. For a company that is just over two years old, moreover, I believe that the present leadership diversity encompasses the necessary skill sets and experience to sustain the success of Syngenta in the future.

During the last year we welcomed two new Board members, Rupert Gasser and Pedro Reiser, who bring a wealth of experience from the food industry and international business. Both were elected to the Board of Directors at the General Assembly on 23 April 2002.

The Board met five times during 2002. It reviewed and discussed topics including business performance and strategy, portfolio management, research and technology, new marketing programs and succession planning.

Factors Influencing our Strategy
After a year of consolidating the merger in 2001, last year we rolled out our strategy which is based on serving the grower, as well as the other participants of the food supply chain. The pillars of this strategy are portfolio quality and innovation. These are vital in an industry which is subject to various external pressures: market commentators estimate that the agribusiness market declined by up to four per cent in 2002 with general weakness exacerbated by the downturn in Latin American economies.

The major subsidy programs in the United States and the European Union are undergoing progressive reform over time. Last year saw the introduction of the US Farm Bill and the European Common Agricultural Policy midterm review. The outcome of both initiatives is a fairly stable level of support to growers over the next few years. The accession of some central and eastern European states to the European Union opens up further potential in agriculture.

to gain market share by vigorously developing advantages.

Biotechnology offers new opportunities for the agribusiness industry, particularly in the US, but also in Latin America and Asia. In Europe, consumer acceptance of this technology is only slowly improving, and clear and practical regulations on traceability and labeling of products resulting from biotechnology are still being worked out.

Syngenta has a rich pipeline of biotechnology traits in Plant Science that will benefit growers, food and feed processors and the consumer. Development of our pipeline will leverage synergies between Crop Protection, Seeds and Plant Science. Later sections of this Report present detailed information about our innovative capacity.

In this rapidly changing marketplace, the trend towards industry consolidation has continued. Today, Syngenta is the largest of the six major companies competing in the global agribusiness market, compared with sixteen a decade ago.

Social Responsibility

As we develop new products and solutions for the grower and the food supply chain, we need to be particularly sensitive to the demands of the consumer. Consumers expect not only to be well informed about the nutritional content of their food, but also to know how it was produced. They look for food production to be undertaken in a responsible, ethical and environmentally friendly way. Regulatory enforcement of environmental standards and new consumer demands will increase the cost and complexity of doing business. I am confident that Syngenta will meet these challenges.

Last September we participated in the World Summit on Sustainable Development in Johannesburg in order to reinforce our engagement with stakeholders. Agriculture is crucial to developing countries and we must address their needs appropriately.

One important aspect is to ensure the safe use and handling of our products to protect individuals and the environment. Our product stewardship programs from which thousands of farmers benefit are an important component of our social responsibility in these areas and give added assurance in the secure use of our products.

For Syngenta, and for the industry, the developing countries represent a major long term opportunity, but one which requires a specific approach region by region. It was therefore a particular honor that the Syngenta Foundation for Sustainable Agriculture was elected to become a full member of the Consultative Group on International Agricultural Research (CGIAR) last October. In addition, Syngenta is one of the selected private sector representatives guiding the consultative process on Science and Technology for Agriculture just launched by the World Bank. We believe we have a responsibility to help make the advantages of scientific and technological innovation in sustainable agriculture as widely available as possible.

The Future

In 2003 we are well placed to gain market share by vigorously developing our marketing and technological advantages. I am confident that our excellent management teams will reach the ambitious goals we have set ourselves.

On behalf of the Board of Directors I would like to thank our shareholders for their trust and interest in our business and most particularly our employees around the world for their contribution in an unprecedented time of change.

Heinz Imhof Chairman

Michael Pragnell We remain foc customers and our shareholders.



Such is the progress Syngenta has made, it is hard to believe that it is only two years since its creation at the end of 2000. By any measure, post-merger accomplishments are considerable. A strong and unified operational foundation is now in place with the delivery of cost and capital synergies well ahead of the original plan. Nowhere has the energy of our management teams been more apparent than in the implementation of the strategy we set out at the time of merger.

It is in difficult markets like those we are currently experiencing in agriculture around the world, that a company may demonstrate its worth. This is true for Syngenta. Preliminary indications suggest that global market share has been sustained in this second year of merger. Importantly, excluding the financially volatile markets of Latin America where early restraining action was taken to protect the balance sheet, Syngenta is expected to have grown share. Cash flow has continued to be strong and debt has again been reduced further reinforcing balance sheet strength.

Modernization of the product portfolio remains central to our strategy. The successful roll-out of new products, notably ACANTO™, ACTARA® and CALLISTO®, is contributing significantly to this goal. We are also phasing out a number of older, ex-growth products in our determined pursuit of quality; a program which is expected to be largely complete by the end of 2003. This plays an important part in the drive for improvements in manufacturing efficiency and the rationalization of 14 production sites, which will be completed by the end of the year.

As a result, we have enhanced product mix and business quality and made marked progress towards our target of 20 per cent return on invested capital.

ussed on sustaining value creation for our

We remain committed to our medium term margin target of 25 per cent EBITDA on sales, which we would expect to achieve once we have seen a recovery in agricultural markets.

Success in agribusiness has consistently flowed from innovation in technology and marketing. This remains the case today. In response to growing consumer demands, the food supply chain is taking an ever keener and more prescriptive interest in agricultural production. By addressing these changing needs, our new marketing initiatives are adding significant value for customers.

Our food supply chain engagement is supported by our investment in research and technology. The nomination of the Syngenta rice genome team as Research Leaders of the year by *Scientific American* magazine in late 2002 is tribute to Syngenta's leading achievements in genomics research. Further refinement of our New Technology research project portfolio has brought considerably sharper focus to the pipeline of potential new biotechnology products. Under the commercial leadership of our new Plant Science team, we expect to launch first products starting next year.

Clarity in our Plant Science strategy has enabled us to reconfigure our global research and development site network and to streamline research investment. The announcement in late 2002 of an expanded collaboration with Diversa Corporation of the USA, by means of a technology exchange in return for Diversa equity, was a significant strategic move. As well as broadening our crop capability, this will enhance the potential for Syngenta to participate in new business areas outside agriculture.

The first phase of the successful creation of Syngenta is now all but complete. A united sense of purpose throughout the Company worldwide – borne out by an extensive employee survey in which 80 per cent chose to participate – provides immense confidence in moving into the next phase. We have started to create a distinctive Syngenta culture that embraces the values and principles espoused at merger. It is particularly encouraging that our operations around the world are visibly committed to a healthier and safer environment in their daily business practice.

We remain focussed on sustaining value creation for our customers and our shareholders. The overall achievements reported in 2002 represent substantial progress under testing external conditions, which in the short term promise little respite.

Our priorities are to build on this strong foundation to enhance market share in Crop Protection, continuing profitability improvement in Seeds and the development of an exciting new Plant Science business.

These results are a tribute to the enthusiasm and single-mindedness of our people worldwide to whom I extend my heartfelt thanks. And on behalf of all of us, I would like to express warmest appreciation to our customers for their continuing support.

Michael Pragnell Chief Executive Officer

Year after year, growers around the world depend on the trusted Syngenta brands they know will bring the yield and quality they need.

Score®

TOUCHDOWN

SCORE® Systemic triazole fungicide for use on many crops against a wide range of diseases. Excellent crop tolerance and long lasting disease control provides substantial yield increases.

TOUCHDOWN® Glyphosate-based non-selective herbicide. Combined with IQ TECHNOLOGY™, an enhanced delivery system, TOUCHDOWN® gives effective control of broadleaf weeds and grasses.

POWERED BY CRUISER®

CRUISER® Neonicotinoid seed treatment insecticide based on thiamethoxam, for use against soil-dwelling and early season pests in a broad range of crops.

Acanto™

ACANTO™ Early season strobilurin fungicide to improve yield and quality in wheat and barley.

Actara®

ACTARA® Second generation neonicotinoid insecticide for controlling foliar and soil pests in multiple crops, available in a variety of application types.

GRAMOXONE®

GRAMOXONE® Unique, fast acting, non-selective, contact herbicide with many varied uses in a wide variety of crops.

DUALGOLD® Highly active, reduced rate selective herbicide providing season-long grass control in corn and soybean.

DUAL GOLD®

AMISTAR™ AZ™ Broad-spectrum fungicide ideally suited for use in integrated pest management programs, which delivers consistent yield and quality benefits.

CALLISTO® Unique corn herbicide inspired by nature, providing unprecedented broadleaf weed control, freedom to apply at any time, and environmental, crop and human safety.

RIDOMIL GOLD® Specific fungicide for control of late blight and downy mildew diseases.

NK® Leading brand for field crops seed, including corn, soybeans, sunflower and winter oilseed rape.

KARATE® Efficient control of the most damaging insects on a wide range of crops. Alongside ZEON TECHNOLOGY®, a novel water-based, quick-release microencapsulation formulation, KARATE® now offers improved residual activity, consistency, flexibility and value.

S&G® Vegetable seeds in Europe, Africa and Asia and flower seeds and young plants worldwide.

Herbicides control weeds that are a major factor in lowering crop yield. An alternative to herbicides is mechanical cultivation, a practice associated with soil erosion and moisture loss. Judicious use of herbicides, as in minimum tillage, reduces soil erosion thereby contributing to sustainable agriculture while offering a cost-effective solution to growers' weed problems. In the developing world, herbicides replace either mechanical cultivation or the drudgery of hand weeding, thus increasing agricultural productivity. There are two categories of herbicides – selective and non-selective.

Selective Herbicides

	$m
2001	1722
2002	1606

Selective herbicides are the largest category of herbicides. They are crop-specific and control targeted weeds without harming the crop. They are used mainly in corn (the largest market), small grain cereals, soybeans, fruit and vegetables, and cotton. This sector has declined recently due to the advent of genetically modified herbicide-tolerant crops, notably soybean and cotton, which can be treated safely with non-selective herbicides. However, opportunities for newer products with improved environmental profiles or greater effectiveness exist. Syngenta is the market leader, with a broad range of products adapted to all major crops and markets.

Sales were $1.61 billion, a decrease of seven per cent at constant exchange rates compared to 2001.

Total sales declined for three main reasons: price pressure, largely in the US, accounted for $47 million; range rationalization of $32 million; and volume reductions in Brazil due to de-stocking. In corn herbicides, sales of CALLISTO® reached $103 million following a strong first full-season of marketing; this more than offset the decline in DUAL®/BICEP® MAGNUM due to the competitive US market. In soybeans, sales of FLEX® and FUSILADE® were also lower with increased herbicide-tolerant crop (HTC) plantings. In cereals, sales of the grass herbicide TOPIK® declined in France, and in Canada and Australia due to drought.

Non-Selective Herbicides

	$m
2001	687
2002	650

Non-selective herbicides reduce or halt the growth of all vegetation with which they come into contact. They are used extensively to clear vegetation in orchards, vines and plantation crops, or prior to planting of annual crops. They replace hand weeding and are also essential to soil conservation techniques such as minimum tillage, through the reduction of mechanical cultivation. Another factor driving demand is the increase of herbicide tolerant crops, notably in the Americas.

There are two principal product groups in this sector: glyphosate-based products and bipyridyls. Syngenta has a strong position in both.

Sales were $650 million, a decrease of three per cent at constant exchange rates compared to 2001.

Continued strong growth of TOUCHDOWN® IQ™ in the US resulted in an increased share of the glyphosate market; this was offset by lower sales in Brazil. New marketing programs for GRAMOXONE® in Australia and China increased sales; in Japan and Brazil there was continued channel de-stocking. Two years after the opening of the Nantong plant, China has become the second largest market for GRAMOXONE® after the US.

Fungicides

	$m
2001	1392
2002	1398

Fungicides prevent and cure fungal diseases that can have profound effects on crop yields and particularly quality.

These diseases are caused by a variety of pathogens. Accordingly, this market consists of many products used in combination or series to control the full range of problems in ways that minimize the chance of resistance emerging. Fungicides are used mainly in cereals and rice, fruit, vegetables and vines.

Growth is expected in developing markets and in fruit and vegetables. Syngenta is the market leader with an extensive product range and state-of-the-art technology.

Sales were $1.40 billion, a decrease of one per cent at constant exchange rates compared to 2001. Underlying sales growth in fungicides was impacted by the phase-out of older products ($28 million).

First full-season launches in Europe, including a late fourth quarter launch in France, of the new strobilurin ACANTO™ resulted in sales of $40 million. This more than offset reduced sales of AMISTAR®, the largest product in the fungicide portfolio, which were lower due to the introduction of a new competitor in France at the start of the season; there was continued encouraging growth in the US, Japan and Brazil. Sales growth of SCORE® in Asia and Europe, and a number of smaller products compensated for lower sales of RIDOMIL®, BRAVO® and TILT®.

Insecticides

	$m
2001	944
2002	855

These products are used to control insect pests that reduce crop yield and quality. The largest insecticide markets are in fruit and vegetables, cotton, rice and corn.

Control of insects in agricultural crops is essential to achieve the yield and quality demanded by growers and consumers.

Growth within this product line is associated with the introduction of new chemical entities. The Syngenta insecticide portfolio is ideally suited to meet this need on a global crop basis, with a broad range of new and recently launched products.

Sales were $855 million, a decrease of seven per cent at constant exchange rates compared to 2001. Over half the decline in insecticides was due to phase-outs ($35 million).

ACTARA® achieved sales of $87 million, with broad-based growth and a particularly strong performance in the US. Sales of KARATE® benefited from strong growth in KARATE® ZEON® in Germany. Reduced cotton plantings in Australia and the US combined with channel de-stocking in Brazil resulted in lower sales for a number of products.

Professional Products

	$m
2001	522
2002	585

Many herbicides, insecticides and fungicides have uses outside commercial agriculture, such as in public health, forestry, industrial weed control, golf courses and home and garden applications. In addition, certain insecticides and fungicides can be used as seed treatments to protect the early stages of crop growth.

Growth for Syngenta will come from the extension of active chemical ingredients into these areas which together make up the Professional Products product line.

Sales were $585 million, an increase of five per cent at constant exchange rates compared to 2001.

Seed Treatment sales sustained very strong growth with sales of CRUISER® more than doubling to $54 million, driven by strong demand in North America in cotton and canola. Growth of MAXIM® continued in the US and Brazil. Sales of Turf and Ornamentals were lower with growth more than offset by product phase-outs ($29 million). Public Health sales were down due to reduced tenders for ICON®.

Seeds

Field Crops

	$m
2001	530
2002	503

Vegetables and Flowers

	$m
2001	408
2002	434

Seeds are developed for individual geographical regions to be higher yielding and more reliable. Syngenta Field Crop seeds include major arable crops: corn, soybeans, sunflowers, oilseed rape, sugar beet and cereals.

Market drivers are the pursuit of increased yield through improved varieties. The trend towards hybridization and the adoption of genetically enhanced seed present the opportunity for premium pricing for novel traits.

In Vegetables and Flowers, Syngenta has a broad offering in fresh vegetables, including tomatoes, lettuce, melons, watermelons, cucumbers, cabbage, sweet corn, hot and sweet peppers, beans and oriental radish; for flowers, Syngenta offers a wide variety of seeds, young plants and cuttings for commercial growers.

The vegetable seed market is driven by consumer demand for fresh produce of high quality, by processor requirements and by farmer demand for better yields. The flowers market is driven by consumer demand for product diversity and novelty, and grower need for smooth logistics and consistent quality.

Sales were $503 million, a decrease of four per cent at constant exchange rates compared to 2001.

Sales of NK® corn declined with significantly lower sales in Brazil; sales in the US market were also lower due to increased penetration of herbicide-tolerant corn. Oilseed sales increased slightly: soybean sales were lower in line with the overall market; sunflowers grew strongly benefiting from superior technology and increased acreages in Eastern Europe. Sales of HILLESHÖG® sugar beet grew in NAFTA and in Europe, where new technology provided growth in a market which continued to decline.

Sales of GM product were stable and accounted for 17 per cent of total Seeds sales.

Sales were $434 million, an increase of five per cent at constant exchange rates compared to 2001.

Sales of S&G® vegetables continued to grow, with particularly strong results in Europe: in the important Spanish market for peppers and tomatoes Syngenta has a leading position and market shares are estimated to have increased further during the year; melons and sweet corn also performed well. Total growth was reduced by lower sales in Korea.

Sales of S&G® flowers increased primarily in Europe, where the full commercialization of the proprietary X-tray ™ system for young plants provided strong growth.

13





Innovation in Marketing: New Ways of Meeting Customer Needs

Growers face many challenges: the economic challenge of increasing output to balance declining revenue; the agronomic challenge of pest, weed and disease control; and the environmental and social challenge of producing crops in a sustainable manner.

Consumers are ever more demanding, seeking higher quality and service at lower prices, along with guarantees on safety and reassurance on the protection of the environment. All participants in the food supply chain – from producers of crop protection products and seeds, to distributors and growers, through to food and feed manufacturers and retailers – have to respond to these demands. They have to provide a constant supply of high quality, affordable food produced in a safe and environmentally sustainable manner.

As the basic producers of food, growers face one of the biggest challenges in responding to changing needs. These challenges vary greatly from country to country, and from crop to crop.

Syngenta is committed to developing ways to help growers optimize the potential for success of their businesses, working with the entire food supply chain. In addition, the Company is providing solutions in markets outside agriculture to improve protection against pests and diseases in homes, communities and recreational areas. Several initiatives were outlined in last year's report that aimed to give substantial benefits to customers. Some of these projects are described on the following pages to illustrate how the Company is putting its approach to solutions into action:

- Tailoring product offers in corn in the US
- Exploring new opportunities in seed treatment
- Meeting the needs of processors in cereals
- Reaching out to consumers in fresh fruit and vegetables
- Expanding in areas outside agriculture

Tailoring Product Offers in Corn
Corn is one of the most valuable crops grown, with a farm gate value of around $50 billion worldwide. $20 billion of this comes from the US. The US also represents the largest crop protection market for corn at around $1.7 billion[1]. Currently, Syngenta has an estimated 29 per cent share of that market[2].

Growers in the Midwest, especially Iowa, Illinois and Indiana, strive for high yields to maximize their income and profitability. In the western corn belt, where the crop is mainly used for animal feed, ease of management is vital.

Growing conditions also differ from region to region. In the wetter, higher yielding Midwest, effective weed control is essential. Here, weed pressure is very high and well-timed herbicide application is crucial to minimize impact on yield. Residual herbicides such as BICEP®, DUAL MAGNUM® and now CALLISTO® – which remain active even after rainfall – offer clear benefits to growers in these conditions.

In the drier areas of the western corn belt, namely South Dakota and Kansas, where the corn crop is fed to livestock, some growers are adopting glyphosate-tolerant corn production systems. Here Syngenta offers a broad-spectrum herbicide solution, TOUCHDOWN® IQ™. Other post-emergence herbicides, particularly CALLISTO®, are recommended for use in rotation with broad-spectrum herbicides to ensure complete weed control and minimize the build-up of glyphosate-resistant weeds.

No "one size fits all" program will suit every individual need and growing condition. Syngenta is in a unique position to offer customized solutions, consisting of a broad range of technologies that will meet the growers' needs throughout the lifetime of the crop.

In addition to comprehensive herbicide programs, Syngenta has a complete range of solutions for corn, including NK® seeds, seed treatments, fungicides and insecticides to maximize yield and quality.

The Company is also implementing successful customer relationship management initiatives, such as the internet based FARMASSIST™ program. FARMASSIST™ provides tools that help the grower manage his business, including farm expenses, crop plans, record keeping, as well as services such as satellite field mapping, pest alerts and grain marketing information. This detailed information may be used to build individual solutions that reduce the growers' risks and increase their profit potential.

"It's all a matter of performance. I look at performance first."
Mike Arth, US corn farmer

[1] Source: Phillips McDougall
[2] Source: Doane

Innovation in Marketing: New Ways of Meeting Customer Needs



Exploring New Opportunities in Seed Treatment

As seeds germinate they are vulnerable to many diseases and insects, which can kill or stunt the growth of young plants. Seed treatment protects the germinating seed in a very targeted way, consistent with the principles of sustainable agriculture. Seed treatment helps the seedling to survive and results in more uniform and vigorous growth. At harvest, this early protection can provide higher crop quality and improved yields.

Currently, seed treatment represents around four per cent of the total crop protection market [3]. This will continue to grow faster than the total crop protection market as growers increasingly recognize the benefits of protecting high value seed, and through expansion into locations where the use of seed treatment is currently uncommon. Syngenta has several leading seed treatment brands in novel formulations, which assure seed safety and uniform seed coverage.

The latest product in the range is CRUISER®, a broad-spectrum seed treatment insecticide, now used on 13 different crops and in more than 40 countries worldwide. In 2002, the US Environmental Protection Agency (EPA) granted CRUISER® registration on corn. This use will provide protection against a broad spectrum of soil insects that can be devastating to emerging corn seedlings. In Brazil, research trials have demonstrated that low rates of CRUISER® increase the vigor and yield of soybeans, and in 2002 wider use was initiated. In Canada, canola growers have been successfully using CRUISER® for two years, in combination with three fungicides specifically formulated for canola. In 2003, a series of European Union country registrations is planned on corn, sugarbeet, cereals and oilseed rape.

Alongside these new seed treatment products, Syngenta Seeds has developed TruBulk™, a new bulk packaging system to give US soybean growers additional benefits. This system makes handling and planting of large quantities of treated seeds much easier for farmers.

Meeting the Needs of Cereal Processors and Growers

Cereals are as important to European agriculture as corn is to the US, with a farm gate value of $20 billion. France alone represents more than 16 per cent of the $3.6 billion global crop protection market for cereals [4].

Each participant in the food supply chain has a distinctive interest in improving cereal production. Growers are looking for improved quality and higher yield. Millers and bakers want wheat with special characteristics such as high flour yield per grain and protein content which directly influences the bread-making quality of the flour. Maltsters, brewers and distillers seek larger grains, increasing germination rates and consequently higher malt yields. The animal feed industry is interested in increased starch and energy content of wheat grains.

Syngenta has carried out comprehensive development work to demonstrate that programs using the modern fungicides AMISTAR® and now ACANTO™, the insecticide KARATE®, and a plant growth regulator provide these specific benefits and therefore create added value for



[3] Source: Promar/Seedfax, Phillips McDougall

[4] Source: Phillips McDougall

millers, maltsters and animal feed producers. The business focus has consequently broadened from the cooperative farming organizations, distributors and growers to include food processors and retailers.

In addition, a number of diagnostic tools have been developed to better target the use of fungicides, which avoids routine spraying and produces high quality crops in a more environmentally sustainable way. This work on grain quality and sustainability also provides growers with additional benefits. The diagnostic tools allow them to optimize input costs by only spraying crops when necessary. The improved grain quality helps them to establish grain contracts that command premium prices.

A further significant development in cereal seeds has been COLOSSUS hybrid barley from New Farm Crops – an industry first, introduced on a small scale in 2002 and awarded official listing in the UK in early 2003. With a novel genetic system from wild barley and grown using a specially developed program of crop protection products, hybrid barley has produced yields of more than one tonne per hectare higher than conventional varieties at similar growing costs.

Reaching Out to Consumers in Fresh Fruit and Vegetables

Consumers expect a variety of tasty, nutritious and affordable fresh food all year round, produced in a manner that is environmentally sustainable. Retailers, eager to meet their customers' expectations, insist that growers meet specific quality criteria.

This has become particularly important in major fresh produce growing areas such as Spain, which provides many European retailers with products like S&G® tomatoes and peppers. To help growers comply with the standards set by the retailers, last year Syngenta initiated a support system in Spain, working closely with cooperatives and farmers. This program goes beyond just seeds and crop protection technologies. It includes technical assistance, providing the tools such as computer software that will help the grower follow the specified protocols.

In the US, Syngenta is working with the whole food supply chain to create new opportunities in the $75 billion US fresh produce market[5]. This approach is delivering high quality produce with unique characteristics for which consumers are willing to pay a premium.





"I'm impressed with the new hybrid barley, COLOSSUS. Every time you've got more yield, you've got more output. There's nothing to beat that in any business."
Ian Davidson, Barley grower, Scotland

[5] Source: Consolidated industry information

Innovation in Marketing: New Ways of Meeting Customer Needs

Building a consumer brand has been achieved by working in partnership with already established food supply chain players, bringing together companies with capabilities and expertise in production, harvesting, packaging, logistics, distribution, retailer sales and consumer marketing: "NewProduce Network ™" was formed.

The first product from NewProduce Network ™ – the PureHeart ™ personal-sized seedless watermelon – has already been successfully test marketed and further expansion is planned in 2003.

For consumers, such premium price products deliver higher quality, while giving extra revenue for retailers. Tailored seeds and crop protection packages provide growers with additional benefits that can include optimized protocols to help meet quality standards.



Expanding in Areas Outside Agriculture

Syngenta continues to expand its products into market segments outside agriculture. These markets are attractive because they have good growth potential, driven by higher disposable income, more leisure time and the increased need for homes, communities and recreational areas to be free of pests and diseases.

Improved turf management programs are required on golf courses to provide high quality greens and fairways under pressure from increased usage. Syngenta has responded to this need with brands such as the fungicide HERITAGE® and a growth regulator developed specifically for the turf market. The Company's products were used in providing high quality playing surfaces for major sporting events, such as at Japan's Sapporo Dome, host of the 2002 FIFA World Cup.

The public health sector offers significant opportunities for Syngenta products. The drive by international aid programs to eradicate malaria should lead to increased spending on mosquito control. The ICON® brand of insecticides sold by Syngenta is an important tool in the control of mosquitos and new insecticide-treated bed nets are in development.

In 2003, a new termiticide, IMPASSE®, is planned for launch into the professional pest management market in the US, following registration in 2002. This is a novel advanced termite control system for use in building construction. The active ingredient is "locked in" between a multi-laminated film, presenting minimal exposure to installers and the environment. It is placed under concrete slabs during construction, providing a continuous, impervious barrier to termites over a long period of time and offering builders and homeowners not only security from these pests, but a protection against termites that is both safe to construction workers and environmentally benign.





"The rice sequence affords entry into the genomes of the other cereal grains on which the world depends."
Donald Kennedy, Science Magazine

More than 4,000 dedicated research and development staff around the world ensure that Syngenta continues to provide customers with innovative products for agriculture and professional use.

There are two principal elements to Syngenta research. The first is to develop new products and technologies. The second is to support existing products: extending their uses, improving their performance and monitoring their long-term environmental profile and safety.

To enable the development of safe and effective solutions which enhance sustainable farming systems, Syngenta organizes its R&D activities around five core technology platforms: Genomics; Discovery; Crop Protection Research; Crop Genetics Research; and Health Assessment and Environmental Safety (see diagram on opposite page). These are closely integrated to increase the overall capacity, to discover new active ingredients and provide practical routes to novel crop varieties.

Science Providing Solutions and Results
More and more, genome science is giving added leverage to crop protection discovery, plant breeding and trait development. It is enabling more precise screening of chemical targets, faster elucidation of modes of action, and earlier and more accurate predictions and measurements in toxicology and biokinetics. It allows plant breeding to become more targeted through marker-assisted techniques, and makes biotechnology trait screening across species both more efficient and more effective.

By harnessing genomics and other technology platforms across all stages of research, over the last year Syngenta has been able to progress several promising areas for new chemical products.

For broad-spectrum weed control with a novel mode of action in cereals, a new herbicide is now in the late research stage.

There are also three new classes of insecticide in the research phase. One gives a highly effective broad-spectrum protection against pests such as leaf miners, mites and thrips. The others, each with a new and distinct mode of action, provide rapid activity against a range of caterpillars.

Fungicide research has also progressed in the last year, with one potential series of new compounds demonstrating curative and protective activity against a broad range of fungal diseases, including leaf spot, powdery mildew, grey mould and rust.

In terms of making active ingredients even more effective, new additive technologies are providing existing products with enhanced activity and improved safety profiles for crops and the environment.

Harnessing Knowledge
After Syngenta successfully completed the first draft rice genome sequence last year, it was important to use that knowledge to begin working out the functions of genes that could be crucial to crop enhancement. The rice genome provides a model for other commercially significant cereal crops including corn, wheat and barley.

Syngenta has since selected genes that appear to have important roles in disease resistance, stress tolerance, plant development and yield enhancement and, together with academic and industrial collaborations, is working to understand the functions of these genes within the plant, and therefore how to use them in plant improvement.

The data has also become an integral part of speeding up conventional plant breeding methods through marker-assisted breeding, providing the plant breeder a virtual map of desirable characteristics.

By making the rice genome data available to the wider research community, Syngenta has been able to share this important knowledge.

Development

Syngenta development scientists work to establish the biological potential of lead research compounds, obtain product registrations and bring plant varieties to the market that meet the needs of farmers, as well as their customers in the food supply chain.

Development involves extensive field tests as part of the health and environmental safety evaluation to ensure that products meet rigorous standards around the world. Development activities also include the improvement of production processes for new active ingredients and formulations.

In Crop Protection, much emphasis has been given to the roll-out of the four new active ingredients which were first registered in 2001, including the launch of the CALLISTO® brand range, as well as expanding the registrations to new uses and new countries. Substantial progress has been made on gaining further registrations for products based on the blockbuster insecticide ACTARA®, both as a foliar-applied product and as a seed treatment, CRUISER®. In the European Union, where existing active ingredients are undergoing an extensive review, Syngenta now has a total of 12 compounds that have been approved in the re-registration process.

In Seeds, new varieties and hybrids are developed using a number of advanced breeding methods, including marker-assisted breeding, together with conventional skills that improve the success rate of breeding programs. In Field Crops, high yielding NK® corn hybrids have been progressed with enhanced starch and protein content and with improved silage quality. In Vegetables, breeding is aimed at improving traits of value to consumers, such as taste and color. One example is the PureHeart™ watermelon, described on page 18.

Shaping Future Research

In order to meet commercial targets and to create a sustainable and dynamic R&D foundation for the future, this year has seen a program of streamlining and restructuring across the various R&D sites.

Strategic "centers of excellence" have been developed, giving each site a unique role and defined scientific expertise and resource. Implementation of this simplified structure now gives an increased focus on research output.

Activities are now focussed in key sites in Switzerland, the UK, and the US:

- Basel & Stein (CH): Crop protection research
- Jealott's Hill & Central Toxicology Laboratory (CTL) (UK): Discovery and bio-performance research; regulatory studies and toxicology
- Syngenta Biotechnology Inc. (US): Crop genetics research and genomics

In December, the Company announced a collaboration with Diversa Corporation to generate a shared biotechnology research platform and to drive product opportunities outside traditional agribusiness. Syngenta and Diversa will combine their technology research activities, including proteomics and metabolomics, and will establish projects directed towards novel opportunities, including applications in enzymes and biopharmaceuticals, and in the use of plant-expressed therapeutic antibodies. The aim is to ensure that Syngenta remains at the cutting edge of genomic science, whilst accelerating the progress of innovative products to market.

Under the agreement, to be completed in early 2003, Diversa will acquire certain technology rights from Syngenta for pharmaceutical applications in exchange for equity. Syngenta will relocate its plant genomics programs – including its pioneering work with the rice genome – from California to Syngenta Biotechnology Inc in North Carolina to form a combined gene identification capability.

Since 1999, Syngenta and Diversa have been collaborating through their Zymetrics joint venture on the development of enhanced animal feed. Zymetrics is forecasting its first product launch in 2004.

Research and Development Process at Syngenta


Chemical-based products
Seed-based products

Plant Science: Bringing Biotechnology to Market

The future of Syngenta depends on innovation. Biotechnology is an important tool for modern agriculture, and with the creation of a new Plant Science organization in 2002, Syngenta focussed its efforts in this area. The aim is to bring the best new ideas in biotechnology to market.



"Syngenta is our entrée into the future."
Wally Kunerth, US Food processor

The market environment for products enhanced through biotechnology is complex. Use of this innovative technology in agriculture continues to divide opinions around the world. Political and consumer attitudes are polarized: while in the Americas and Asia, benefits such as better protection from pests and improved efficiency for the grower are already being realized, in the European Union, consumer acceptance is low and is impacting the regulatory framework, which remains stalled and incomplete.

Syngenta is convinced that biotechnology offers growers and consumers a powerful method of improving food, feed and fiber production and quality, while contributing to sustainable global food production. The Company is developing the technology in a responsible and safe manner and is openly and transparently engaging in dialogue with interested parties. The aim must be for high, uniform standards of regulation that instil confidence, without impeding international trade in food and commodities.

Plant Science will give emphasis to the commercialization of near-term projects that are aligned with the strengths of the Crop Protection and Seeds businesses. Some of these, described here, are within five years of commercial launch.

Animal Feed with Increased Processing Efficiency and Pollution Reduction
An essential component of livestock feed is phosphorus for healthy growth and bone development. Supplementation is vital because the phosphorus, which is



naturally present in animal feed in the form of phytates, is hard to digest. This is a particular problem for animals such as poultry and pigs. But adding phosphorus to animal feed can create environmental problems. High levels of manure rich in phosphorus are a major source of pollution, especially in modern rearing facilities.

In 2004, together with its joint venture, Zymetrics, Syngenta intends to launch a product that uses microbial processes to produce an enzyme additive for animal feed. The enzyme, phytase, breaks down phytates in the diet, releasing phosphorus in a form that can be digested by animals, so avoiding phosphorus supplements. As well as reducing phosphorous pollution, phytase also leads to increased weight gain and better production efficiency.

Syngenta is also working on a second-generation product, which is grown directly in corn, the major ingredient of animal feed. This offers a cost effective product to succeed microbial phytase and is expected to launch around 2007.

Insect Control in Cotton

Syngenta is developing a new type of insect resistant cotton, which offers season-long control of a broader spectrum of pests than currently available technologies, including protection from fall and beet armyworms.

Its novel mode of action will provide an alternative to existing products based on Bt insect protection, and offers growers both enhanced effects and greater insect resistance management options. Pending regulatory approval, first commercial availability is expected in the United States in 2004.

Corn Input Traits

Corn growers are looking for a package that provides them with herbicide tolerance options, resistance to corn rootworm and broad lepidopteran control in the same crop. Syngenta has technologies that address all three.

These traits, together with Crop Protection and Seeds products, will complete an integrated grower offer in corn. The Company expects to introduce the traits individually and combined in "stacked" form between 2005 and 2007.

Long Shelf Life Banana

The retail value of bananas in the US alone is nearly $2 billion. But browning in the fruit bowl continues to be a common frustration for consumers. Syngenta is working on a genetic trait with the potential to extend the life of bananas considerably, an important feature of appeal not only for consumers, but also for growers, shippers and the retail trade. The first long life banana is expected to reach supermarket shelves in the US in 2007.

More Efficient Production of Renewable Fuel

As more focus is put on renewable sources of power, many countries are looking to agriculture to supply energy. In both North and South America, there are significant government subsidies for ethanol production from crops as a component of vehicle fuel. The US Senate has called for a tripling of the use of ethanol for this purpose. Ethanol is produced by using an enzyme (amylase) to break down starch into sugars, which are then fermented by yeast to produce alcohol.



Syngenta has a project to produce corn enhanced through biotechnology that expresses high levels of amylase. By using high amylase corn for ethanol production, it is estimated that improved process efficiency will lead to substantial environmental benefits and a ten per cent production cost saving. These first corn varieties have an anticipated launch in the US in 2007.



Golden Rice

The vast majority of people depending on rice live in developing countries. Syngenta is continuing its research into developing rice that promises important health benefits for those areas of the world. The Company continues to support the humanitarian effort to develop "Golden Rice" as one potential solution to vitamin A deficiency, which is responsible for 500,000 cases of irreversible blindness and one to two million deaths in underdeveloped countries each year.

17. MÄR. 2003 10:20 SYNGENTA +41 61 3235461 NR. 1498 S. 4



"The elimination of widespread poverty, hunger and malnutrition in a manner that is compatible with the protection of the environment is the foremost challenge to humankind."

Per Pinstrup-Andersen, International Food Policy Research Institute

Syngenta operates in an essential and complex industry. Its activities are fundamental to society: helping farmers to produce the yields and quality of crops needed to support an increasingly demanding population. This industry faces the tremendous challenge of supporting the increase of the world's food supply, confronted with an expected population increase from six billion to eight billion by 2025 and a growing need for higher quality food. Syngenta is conscious that such an important task requires the establishment of the highest standards.

Authorities around the world strictly regulate crop protection products and high value commercial seeds to ensure worker protection, consumer safety and environmental impact. But the aims of Syngenta go beyond compliance. In particular, its expertise and capabilities put the Company in an excellent position to help develop sustainable agriculture systems and become a well-respected contributor in the debate on the future of crop production.

In conducting business, the Syngenta "Code of Conduct" guides every employee toward the highest standards of ethical behavior and responsibility. Together with business performance, this is the foundation on which the reputation of Syngenta is being built.

The next pages highlight how Syngenta:

- maintains a strong health, safety and environmental performance
- involves employees in shaping a high performance environment
- ensures thorough product stewardship: the safe handling and use of its products
- delivers on its responsibilities to communities in the developed and developing world

Health, Safety and Environment

A strong Health, Safety and Environmental performance is essential to the Company's business success. To achieve excellence in this area means continuous improvement and setting ambitious targets.

The Syngenta Health, Safety and Environment (HSE) management system functions at a global, regional and local level. HSE policy, commitments and objectives are set by the Company and implemented at all facilities.

Group and regional HSE managers provide technical support to facilities. They also help to carry out audits, which take place at all sites. In addition to internal audits, Syngenta is currently implementing a company-wide external audit scheme.

Safety

In 2002, maintaining a safe working environment was made a high priority, with HSE goals included in management objectives worldwide. A global conference was held for all senior managers to underscore the importance of HSE considerations for the business and to introduce the Syngenta HSE Policy and Commitments.

HSE improvement programs have now been established in all facilities, and safety training is an integral part of this process. These programs are already delivering substantial benefits, demonstrated by a 34 per cent reduction in the recordable accident rate in the last year. With a 26 per cent reduction in incidents resulting in time off work, these figures represent a significant improvement and place Syngenta amongst the top performers in the chemical industry.

A safe workplace is an essential right, protected under the International Labor Organization agreements. Safety is part of the corporate reporting procedures, and managers are held accountable for the safety record of their departments. Worldwide, the Company conforms to the US Occupational Safety and Health Administration (OSHA) standards. Data is collected in three categories:

- injuries involving time off work – lost time injuries
- OSHA reportables – serious injuries requiring more than first aid
- injuries requiring no more than first aid – minor injuries

Recordable Injury Incidents
Recordable injury incident rate per 200,000 hours worked


2001
1.15
2002[1]
0.76

[1] 34% reduction

Lost Time Injury Incidents
Lost time injury incident rate per 200,000 hours worked


2001
0.54
2002[1]
0.40

[1] 26% reduction

Occupational Health

A new occupational health reporting system was introduced in 2001. All illness cases are investigated and measures taken to prevent reoccurrence. Since 2001, there has been a significant reduction in the number of incidents involving exposure to chemicals. In 2002, the principle challenges involved adverse reactions and stress-related conditions. To help reduce stress-related illnesses, several sites have initiated schemes to increase health awareness and encourage a more balanced lifestyle amongst employees. More are planned for 2003.

Environment

Syngenta is determined to maintain and further enhance its strong environmental performance. One of the most important HSE commitments is to minimize environmental impact and optimize the use of natural resources.

In particular, to achieve this the Company intends to further:

- increase the efficiency of waste water treatment
- reduce air emissions through process improvements
- implement actions to remediate soil and groundwater contamination

Programs to enhance environmental performance are in place at every manufacturing site. Processes are constantly reviewed to identify ways of increasing efficiency and minimizing waste. In doing so, Syngenta aims to meet or exceed environmental regulations, legal requirements and international agreements.

It is important to set ambitious yet achievable targets. The data reported in 2002 will form the baseline for setting these.

– Air Emissions

The Company's chemical manufacturing operations emit a range of substances to the air. Among these are nitrous oxides (NOx), particulates (very small particles) and volatile organic compounds (VOCs – substances that contain carbon and that evaporate easily).

Some air emissions might be considered as contributing to climate change and are known as "greenhouse gases". They include carbon dioxide. Total emission of carbon dioxide in 2002 was 448,650 tonnes.

Syngenta recognizes the potential impact of all its air emissions and has monitoring and improvement schemes in place to reduce them.

– Energy

Syngenta constantly looks for ways to reduce energy use through greater efficiency and choice of fuel. This saves resources and reduces carbon dioxide emissions.

– Waste

Preventing and reducing waste is essential to save resources and minimize costs. This is an important issue for Syngenta, and waste minimization programs are implemented at all major sites.

– Off-site Waste Disposal

Syngenta takes very seriously its responsibilities regarding the potential impact of its waste in off-site disposal facilities. The Company addresses this issue by regularly monitoring and assessing the status of such sites. This is done in full cooperation with regulatory authorities, using internationally agreed methods.

– Effluents

The Company's manufacturing plants produce effluents – water-borne wastes – which are released under permit after treatment. Constituents include nitrogen compounds, phosphates, soluble salts and heavy metals. All pesticides discharged are kept within legal limits, and manufacturing sites continuously investigate ways of removing them from effluent streams.

Occupational Illness Cases
Total number of occupational illness reports: 125


Respiratory
Other chemically related
Adverse reactions
Stress
Upper limb disorder
Skin
Biological agents

Energy Consumption
Total energy consumption: 25 337 Tera Joules (TJ)


Electricity
Gas
Steam
Other

Disposal of Hazardous Waste
Total amount of hazardous waste: 153 083 tonnes


Re-use
Recovery
Treated
Incineration
Landfill
Other

Air Emissions
Total air emissions: 1 773 tonnes*


SO_2
NOx
Particulates
HCl
NH3
Halogenated VOCs
Non-halogenated VOCs

*Excluding carbon dioxide

Effluent Discharge
Total effluent discharge: 181 533 tonnes


TOC
BOD
COD
Nitrogen
Soluble salts

Disposal of Non-Hazardous Waste
Total amount of non-hazardous waste: 159 094 tonnes


Re-use
Recovery
Treated
Incineration
Landfill
Other





People

Agribusiness is fundamental to food production, strictly regulated, and a very competitive industry. It is particularly important for Syngenta that its employees are committed to the highest standards worldwide. To attract, retain and develop the best talent in the industry, Syngenta has to provide a stimulating and rewarding workplace. The basis for this is laid out for employees in publications such as the *Employee Prospectus*.

Employee development is essential to maintain a high performance company culture. In 2002, Syngenta set up new training schemes that focus on leadership development and foster specific skills critical to business success in changing and increasingly demanding markets.

The expectations of the Company have been widely communicated to employees in documents such as *Vision and Principles*. A commitment to high ethical standards is enshrined in the *Code of Conduct*.

Open and transparent communication is an important aspect of the new and evolving company culture. Syngenta carries out regular consultations to ensure that its actions are aligned with the aspirations of employees and other stakeholders. Last year a company-wide survey gathered anonymous feedback from employees around the world. 16,000 people participated – a response rate of over 80 per cent. This survey provides an important channel for employees to contribute to shaping the Company's future.

Results showed that confidence in the Company's strategy and its ability to innovate is high. Employees believe that Syngenta carries out its business with integrity, and there is a high level of mutual trust.

Survey results are segmented for each business unit and compared with those of high performance companies. This formed the basis for specific programs, which have been initiated to implement ongoing improvement.

Permanent Full-time Employees 2002

	Crop Protection	Manufacturing and Supply	Seeds[1]	Research and Development	General and Administration
EMEA	1847	4504	2226	2016	502
NAFTA	1005	1253	1136	754	-
APAC	1303	1201	464	195	-
LATAM	706	519	323	76	-
Total 2001	20838				
Total 2002	20030				

[1] Includes Seeds Development



Product Stewardship

Syngenta believes that its responsibilities go beyond regulatory compliance to secure its long-term business success. The Company has made a firm commitment to product stewardship – ensuring that its products are used safely without causing harm to people or the environment.

Training and Education

Training is fundamental to product stewardship. For many years, Syngenta has run extensive programs in both developed and developing countries, teaching farmers and their families how to handle agricultural chemicals safely.

Year after year, these initiatives reach millions of growers and thousands of government workers, distributors, teachers and doctors. They are often carried out in conjunction with government agencies or local growers' associations and others interested in promoting safe practices in farming communities. Content ranges from basic instruction on the safe handling of products through to educational courses and research projects on sustainable agricultural techniques.

Especially in developing countries, far-reaching stewardship programs are essential, as often a large proportion of the population is directly involved in agriculture, and state-supported educational schemes are scarce. The Company has developed "Train-the-Trainer" programs for agricultural training services, distributors and retailers so that the benefits of training can be multiplied.

Particular emphasis has been placed on GRAMOXONE®, a widely-used herbicide that provides unique benefits for smallholders and plantations, especially in tropical regions. In the past year, some organizations have expressed concerns about the safe use of this product. Syngenta takes these concerns seriously and addresses them openly and transparently.

Over its 40 years of use, GRAMOXONE® has played an important role in the development of minimum tillage practices, thereby reducing soil erosion. At the same time, it has released significant numbers of people from arduous hand weeding, allowing many women and children in developing countries to take advantage of opportunities outside manual agricultural work.

In **Costa Rica**, Syngenta works in partnership with the health and agriculture ministries as well as smallholder cooperatives to carry out product stewardship programs. These lead to an official diploma, which improves the ability of farm workers to find jobs. 2,500 teachers and 60,000 students were reached in 2002.

In **Vietnam**, up to 70 per cent of the population are farmers and three quarters have never received training of any kind. Last year, Syngenta tutored more than 85,000 people in 30 locations on the safe and effective use of crop protection products.

Over the last ten years, more than 240,000 schoolchildren in **Brazil** have taken part in a project that provides agricultural education in rural areas, with a focus on environmental awareness and sustainable farming techniques.

With a capacity for 2,000 visitors a day, the Syngenta Farmer Training Center in Shouguang in **China** develops and teaches methods of improved and sustainable crop production for this country.

The Syngenta Crop Productivity and Farmer Training Center at Santa Rosa in the **Philippines** has provided training in integrated crop management for more than 12,000 farmers.

"GRAMOXONE® comes with technical assistance, which other products don't offer. We learn how to apply it properly. You won't find the same kind of stewardship with others."

Oscar Medrano, Guatemalan farmer



Products and the Environment

To Syngenta, environmental stewardship involves far more than the continuous evaluation of its products. The Company dedicates substantial resources and expertise to help improve farming methods as part of its overall commitment to sustainable agriculture. This uses the latest techniques and technologies to optimize the use of natural resources, while protecting the long-term social and economic viability of farming.

Advances in science continually improve the understanding of how chemicals behave in the environment. The regulatory framework for crop protection products ensures high safety standards. Registration of these products is controlled, authorized and closely monitored by national or regional authorities, such as the US Environmental Protection Agency (EPA) and authorities from Member States of the European Union.

However, environmental care does not end with a registration. Syngenta makes a substantial investment in ongoing monitoring of its products to further understand their behavior, improve their effectiveness and to help minimize their environmental impact.

For example, over the past year, atrazine, a selective herbicide particularly important to corn growers in the US, has been the subject of public and scientific debate. This has centered on the behavior of the compound in groundwater and its potential impact on amphibians. To monitor the use and effects of the product, Syngenta has developed comprehensive water monitoring programs, water quality databases, cooperative research projects and watershed management schemes. The Company has funded a multi-disciplinary panel of scientists to conduct independent research and examine potential effects of atrazine on fish, amphibians and reptiles. Syngenta also supports ongoing independent studies at several universities to fully investigate the potential effects of atrazine on a variety of amphibian species and is working closely with the US EPA.

Another topic that has received public attention is the existence of obsolete stocks of crop protection products in developing countries. These become obsolete when they are unfit for further use or for reconditioning and can cause disposal problems. Syngenta has been working with the industry association CropLife International to identify and minimize environmental impact of such stocks. Syngenta is voluntarily providing assistance for the disposal of products found in these conditions and is contributing to the efforts of CropLife to help prevent future accumulation of those stocks.

"This new membership will increase the resources available for solving the problems of poverty, hunger and under development."
Ian Johnson, CGIAR


Andrew Bennett, Executive Director

The Syngenta Foundation for Sustainable Agriculture

The Syngenta Foundation for Sustainable Agriculture supports research projects on sustainable food security in the poorest regions of the world. It performs scientific work to encourage public discussion of nutritional problems, and makes contributions on sustainable agriculture in developing and industrialized countries.

In 2002, the Syngenta Foundation was admitted as a member of the Consultative Group on International Agricultural Research (CGIAR), a consortium of public research institutions, governments and foundations dedicated to using science to alleviate poverty in developing countries.

This, and the appointment of Andrew Bennett – with over 35 years' experience in international development in Africa, Asia, Latin America, the Pacific and the Caribbean – as the new Executive Director, will further strengthen the Syngenta Foundation's capabilities and influence.

In addition to its research and collaborations on international agricultural policy relating to food security, the Syngenta Foundation has three principal development projects:

- in partnership with the government of Mali, the Foundation supports a research station in Cinzana to explore pest and disease resistant grain, and to establish new ways for cultivation techniques to be adapted in various agro-ecological zones in the Sahel.
- the Sustainable Land Management project in Eritrea conducts research in water and soil conservation. With collaborators from the Universities of Bern and Asmara and the Eritrean Ministry of Agriculture, this project also aims to strengthen the infrastructure of Eritrea's agricultural institutions to support local development initiatives.
- working with national and international research institutions in Kenya, new varieties of corn resistant to devastating insect pests are being developed.

More information about the Syngenta Foundation for Sustainable Agriculture is available at www.syngentafoundation.com



Communities

Beyond looking after the needs and interests of customers, employees and shareholders, Syngenta makes an important contribution to the communities in which it operates. The Company concentrates its efforts on projects that have a particular relevance to its core activities or where its employees play a significant role.

In 2002, community support programs included donations to alleviate hunger, local educational projects and support for farmers hit by natural disasters.





In the **US**, employees at the Greensboro, North Carolina, site help nearby high school students gain experience with gardening and horticulture. Last year, the Company made a donation of $200,000 to support a new program targeted to the recruitment, retention and recognition of teachers in agricultural sciences. Syngenta also donated $200,000 to America's Second Harvest to help address rural hunger in the US, bringing the Company total to $800,000 donated to food banks in North America.

In **Germany**, following the scenes of devastation witnessed across the world after the extensive flooding in the Eastern region, Syngenta donated EUR 250,000 to support farmers, who were severely hit by this catastrophe.

In **Switzerland**, Syngenta sponsors educational, social and cultural events around its sites in Basel, Stein, Dielsdorf and Monthey. These sites are regularly open to visitors. Neighbors who want to know more about Syngenta activities are given tours of laboratories, factories and greenhouses. A "learning laboratory" is open to schools for educational purposes.

In **China**, Syngenta has established a partnership with the Ministry of Agriculture to sponsor 120 students each year, working on sustainable agriculture research projects.

In **Argentina**, which is suffering severe economic difficulties, Syngenta asked its employees to nominate charities that needed support. The Company now supports churches, schools and soup kitchens, providing aid in the form of food and clothes.

Employees in **Brazil** have organized a number of educational projects. Throughout the year, the Company offers extra sports lessons to over 500 students.

Corporate Governance

The Company policies on Corporate Governance are in accordance with Swiss law, the "Swiss Code of Best Practice" and the Swiss Stock Exchange Directive on Corporate Governance. They are consistent with the requirements and practice of the capital markets where Syngenta is listed, namely Switzerland, the United States, the United Kingdom and Sweden.

The following information is in accordance with the Swiss Stock Exchange Directive on Corporate Governance which entered into force on 1 July 2002.

Group Structure

For details regarding the structure of the Company's operations, associates and joint ventures, please refer to the information contained in Note 32 to the Group Consolidated Financial Statements in the Financial Report**.

Significant Shareholders

In the financial year 2002 MFS Investment Management reported a holding of 5,256,336 Ordinary Shares and 1,964,629 ADSs (American Depositary Shares) of Syngenta AG, corresponding to 5.02 per cent of the share capital. As of 31 December 2002 Syngenta AG itself held 11,023,465 shares in treasury corresponding to 9.79 per cent of the share capital. Furthermore, as of 31 December 2002 to our knowledge no other single shareholder held a position of five per cent or greater.

Capital Structure

Capital and Shares

The nominal share capital of Syngenta AG is CHF 1,125,645,840, fully paid-in and divided into 112,564,584 registered shares. Each share has a par value of CHF 10. Each share recorded and registered under a shareholder name in the Swiss share register of Syngenta AG entitles its holder to one vote. All shareholders are entitled to equal dividends.

Changes of Capital

For details regarding changes of share capital, reserves and available earnings, please refer to the information contained in the Notes to the Financial Statements of Syngenta AG in the Financial Report**.

Group Structure Chart


Shareholders
Internal Audit
Board of Directors
Executive Committee
Global Functions:
– Research and Technology
– Global Operations
– Finance
– Legal and Taxes
– Human Resources
Crop Protection
– 4 Regions*
– 5 Product Lines
Seeds
– 4 Regions*
– 2 Product Lines
Plant Science
Biotechnology
– Traits

* Regions: Europe Africa and Middle East, NAFTA, Latin America, Asia Pacific
** The Financial Report can be accessed on the Internet in the section "Financial Information"



Board of Directors

Syngenta is led by a strong and experienced Board. It includes representatives from four nationalities, drawn from international business and scientific backgrounds. It brings diversity in expertise and perspective to the leadership of a complex, highly regulated, global business. The Board of Directors is elected by the shareholders and holds the ultimate decision-making authority of the Company, except for those matters reserved by law or by the Company's Articles of Incorporation[1] to the shareholders.

Heinz Imhof
Chairman of the Board of Directors of Syngenta, Chairman of the Chairman's Committee and member of the Compensation Committee. Previously Heinz Imhof was Head of Novartis' Agribusiness division and a member of the Novartis Executive Committee (1999–2000), Deputy Executive Head Novartis Agribusiness and Head of Novartis Seeds (1996–1998), Deputy Chairman and Chief Executive Officer of Sandoz Corporation in New York (1993–1995) and additionally Chairman and Chief Executive Officer of Sandoz Pharmaceuticals Corporation in East Hanover, New Jersey. Currently Heinz Imhof is a member of the Supervisory Committee of SGCI (Schweizerische Gesellschaft für die Chemische Industrie), in addition to being Chairman of the Foundation Board of the Syngenta Foundation for Sustainable Agriculture. He graduated from the Swiss Federal Institute of Technology in Zurich with a degree in agronomy.

Sir David Barnes
Vice Chairman of the Board of Directors of Syngenta, member of the Chairman's Committee and the Compensation Committee. Sir David is currently Non-Executive Director of Prudential PLC, in addition to being a Board Member and Trustee of the British Red Cross and of Ashridge Management College. Previously he was Non-Executive Deputy Chairman of AstraZeneca (1999–2001) and Chief Executive Officer of Zeneca Group PLC (1993–1999). Sir David studied veterinary science at Liverpool University.

Peggy Bruzelius
Director of Syngenta and Chairman of the Audit Committee. Peggy Bruzelius is currently Chairman of Grand Hotel Holdings and Lancelot Asset Management AB. In addition she serves as Director of AB Electrolux, Scania AB, Ratos AB, AB Drott, Axfood AB and as a Senior Advisor to Lehman Brothers Ltd. Previously she was Chief Executive Officer of ABB Financial Services (1991–1997), Executive Vice President of SEB-bank (1997–1998) and a member of the Swedish Board of Government Bank Support Authority (1991–1993). Peggy Bruzelius holds an MBA from the Stockholm School of Economics.

Peter Doyle
Director of Syngenta. Peter Doyle is currently a Non-Executive Director of Avidex Ltd, in addition to being Chairman of the UK Biotechnology & Biological Sciences Research Council and a Trustee of the Nuffield Foundation. Previously he served as Non-Executive Director of Oxagen (1999–2002), Non-Executive Director of Oxford Molecular PLC (1997–2000), Director of Zeneca Group PLC (1993–1999) and as a Director of ICI (1989–1993). Peter Doyle holds a BSc (Hons) degree in pure science and a PhD in chemistry from Glasgow University.

Rupert Gasser
Director of Syngenta. Rupert Gasser is currently a Non-Executive Director of Lonza Group AG and a member of the Scientific Advisory Board of Alcon Laboratories Inc. Formerly he was Executive Vice President of Nestlé SA (1997–2002), Head of Strategic Business Group I (Coffee and Beverages, Milk and Food Services) and Head of Corporate Technical/Manufacturing worldwide (1991–1996), and Senior Vice President at Nestec SA (1990–1991). Rupert Gasser graduated from the Technical Academy for Chemical Industry in Vienna with a degree in chemistry.

Pierre Landolt
Director of Syngenta and member of the Audit Committee. Pierre Landolt is currently Director of Novartis AG, Chairman of AxialPar, Ecocarbon LLC and CITCO, in addition to being Executive Chairman of Moco Agropecuaria Ltda and Vice Chairman of Parmigiani Fleurier. Pierre Landolt serves as President of the Sandoz Family Foundation. He graduated with a Bachelor of Laws from the University of Paris Assas.

Michael Pragnell
Chief Executive Officer, Director of Syngenta and member of the Chairman's Committee. Previously Michael Pragnell was Director of AstraZeneca (1999–2000) and Director of Zeneca Group PLC (1997–1999). He joined Zeneca Agrochemicals as Chief Executive Officer in 1995. Prior to 1995 he worked for Courtaulds PLC in a number of senior positions (1975–1995), including Executive Director of Courtaulds PLC (1990–1995), Chief Financial Officer of Courtaulds PLC (1992–1994) and Chief Executive Officer of Courtaulds Coatings (1986–1992). Michael Pragnell has served as Vice-President of Crop Life International since 2001. He has a degree in modern languages from Oxford University and an MBA from INSEAD.

Pedro Reiser
Director of Syngenta and Chairman of the Compensation Committee. Pedro Reiser is currently Chairman of ESBATech AG. Previously he served as Director and Advisor of Novartis Pharma K.K. Japan (1999–2001), as President and Chief Executive Officer of Novartis Pharma K.K. Japan (1995–1999) and of Holvis AG (1990–1995). Pedro Reiser studied law at the University of Zurich and graduated from the University of Geneva with a PhD in political science.

Martin Taylor
Director of Syngenta and member of the Audit Committee. Martin Taylor is currently Chairman of WHSmith PLC and an international advisor to Goldman Sachs International, in addition to being a Director of RTL Group SA and Antigenics Inc. Previously he was Chief Executive Officer of Barclays PLC (1993–1998) and of Courtaulds Textiles (1990–1993). Martin Taylor has a degree in oriental languages from Oxford University.

Peter Thompson
Director of Syngenta. Peter Thompson is currently President and Chief Executive Officer of PepsiCo Beverages International. Previously he was President of PepsiCo Foods International's Europe, Middle East and Africa Division (1995–1996), and of Walker Snack Foods in the UK (1994–1995). Prior to 1995 he was President and Chief Executive Officer of Grand Metropolitan Foods Europe (1992–1994). Peter Thompson has a degree in modern languages from Oxford University and an MBA from Columbia University.

Rolf Watter
Director of Syngenta and member of the Audit Committee. Rolf Watter has been a partner in the law firm Bär & Karrer in Zurich since 1994 and serves as a part-time Professor at the Law School of the University of Zurich. He is a Director of Zurich Financial Services AG, Centerpulse AG, Forbo Holding AG, Feldschlösschen Getränke Holding AG, UBS Alternative Portfolio AG and A.W. Faber-Castell (Holding) AG, in addition to being a Board member of Swiss Lawyer's Association. Rolf Watter graduated from the University of Zurich with a doctorate in law and holds an LLM degree from Georgetown University; he is admitted to the Bar of Zurich.

Felix Weber
Director of Syngenta and member of the Chairman's Committee and the Compensation Committee. Felix Weber is currently Senior Vice President and Chief Financial Officer of Adecco SA. Previously he was an associate and partner in McKinsey & Company (1984–1997). Felix Weber graduated from the University of St Gallen having earned a MBA in operations research and finance and a PhD in marketing.

[1] The Articles of Incorporation of Syngenta AG can be accessed on the Internet (www.syngenta.com) in the section "About Syngenta".

Responsibilities of the Board of Directors

The Board exercises full and effective control of the Company as set out in the Swiss Code of Obligations and in the Articles of Incorporation of Syngenta AG. The Board of Directors has in particular the following non-transferable and inalienable duties:

- the ultimate direction of the business of the Company and the giving of the necessary directives;
- the determination of the organization of the Company;
- the administration of accounting, financial control and financial planning;
- the appointment and removal of the persons entrusted with the management and representation of the Company;
- the ultimate supervision of the persons entrusted with the management of the Company, specifically in view of their compliance with the law, the Articles of Incorporation, regulations and directives;
- the preparation of business reports and the shareholders' meetings and the carrying out of the resolutions adopted by the shareholders' meetings;
- the adoption of resolutions concerning the increase of the share capital to the extent that such power is vested in the Board of Directors as well as resolutions concerning the confirmation of capital increases and respective amendments to the Articles of Incorporation;
- the examination of the professional qualifications of qualified auditors;
- the notification of the court if liabilities exceed assets.

The Board of Directors takes an active role in the review and enhancement of Corporate Governance within Syngenta. In addition the Board of Directors regularly reviews its own and top management's performance and takes responsibility for succession planning.

During financial year 2002, the full Board held five formal one day meetings. Furthermore, Board members conducted discussions with officers of the Company to review relevant matters at hand, visited operating locations of the Company and provided information to Management as needed. The Chairman of the Board, after consultation with the Chief Executive Officer, determines the agenda for the Board meetings. Any member of the Board of Directors may request the convention of a meeting or the inclusion of items of business in the agenda.

The importance of being fully informed on material matters that impact Syngenta is recognized by the Board. The Board ensures that it has sufficient information to make the appropriate decisions through the following means:

- all members of the Executive Committee are regularly invited to attend Board meetings to report on areas of their responsibilities. Other members of Management attend as deemed necessary by the Board;
- all Board committees regularly meet with members of Management and outside consultants, including the Group's external auditors;
- informal contacts between Directors and the Chairman as well as regular distribution of important information to the Directors.

The Company's "Regulations governing the internal organization" and the Committee Charters set out in detail the powers and responsibilities of the Board and its committees.

Name	Age	Nationality	Function	Director since	Term of Office
Heinz Imhof	60	Swiss	Chairman	2000	2004
Sir David Barnes	66	British	Vice-Chairman, Non-Executive Director	2000	2004
Peggy Bruzelius	53	Swedish	Non-Executive Director	2000	2003
Peter Doyle	64	British	Non-Executive Director	2000	2003
Rupert Gasser	64	Swiss	Non-Executive Director	2002	2004
Pierre Landolt	55	Swiss	Non-Executive Director	2000	2003
Michael Pragnell	56	British	Chief Executive Officer	2000	2004
Pedro Reiser	67	Swiss	Non-Executive Director	2002	2003
Martin Taylor	50	British	Non-Executive Director	2000	2005
Peter Thompson	56	American	Non-Executive Director	2000	2005
Rolf Watter	44	Swiss	Non-Executive Director	2000	2005
Felix Weber	52	Swiss	Non-Executive Director	2000	2005

The activities performed by Syngenta AG's Non-Executive Directors apart from their duties as members of the Board of Syngenta AG, are not directly related to the Company. All Non-Executive Directors are independent.

Chairman of the Board

The Chairman of the Board is nominated by the Board, and shares responsibility for the strategic direction of Syngenta with the Chief Executive Officer (CEO). He ensures close liaison between the Board and its Committees and the CEO. In consultation with the CEO, the Chairman supervises implementation of resolutions of the Board and of its committees. The Chairman of the Board represents, jointly with the CEO, the interests of the Company as a whole to authorities and business associations, both in Switzerland and internationally.

Board Committees

Some of the Board's responsibilities are delegated to the Chairman's Committee, the Audit Committee and the Compensation Committee. The Board committees meet on a regular basis. They are provided with the materials necessary to fulfill their duties and responsibilities, and to provide full reports to the Board.

Chairman's Committee

The Chairman's Committee consists of four members appointed by the Board: the Chairman and Vice Chairman of the Board, the Chief Executive Officer and one other Director. This Committee prepares the meetings of the Board of Directors and comments on matters falling within the Board's authority before decisions are taken. It is also empowered to make decisions on behalf of the Board where the latter has delegated such authority. Members of the Chairman's Committee are Heinz Imhof (Committee Chairman), Sir David Barnes, Michael Pragnell and Felix Weber. During 2002, the Chairman's Committee held seven meetings.

Name	Chairman's Committee	Audit Committee	Compensation Committee
Heinz Imhof	•		•
Sir David Barnes	•		•
Peggy Bruzelius		•	
Peter Doyle			
Rupert Gasser			
Pierre Landolt		•	
Michael Pragnell	•		
Pedro Reiser			•
Martin Taylor		•	
Peter Thompson			
Rolf Watter		•	
Felix Weber	•		•
• = Committee Chairman			

Audit Committee
The Audit Committee consists of four members appointed by the Board. They are all independent Directors. Its duties are to examine reports from external and internal auditors and to submit findings to the Board. The Audit Committee assesses the quality of the financial reporting and prepares Board decisions in this area. Furthermore, it reviews critical accounting policies and financial control mechanisms. The Audit Committee also monitors and reports on the performance and independence of the auditors. Members of the Audit Committee are Peggy Bruzelius (Committee Chairman), Pierre Landolt, Martin Taylor and Rolf Watter. During 2002, the Audit Committee held three half-day meetings.

Compensation Committee
The Compensation Committee consists of four members appointed by the Board: the Chairman of the Board and three other Directors. It regulates the compensation of the Directors and the remuneration and terms of employment of the members of the Executive Committee. Members of the Compensation Committee are Pedro Reiser (Committee Chairman), Sir David Barnes, Heinz Imhof and Felix Weber. Michael Pragnell attends the meetings of the Compensation Committee as a permanent guest. During 2002, the Compensation Committee held four half-day meetings.

Internal Audit
As an inspecting and monitoring body, Internal Audit carries out operational audits and system audits. All organizational units, associated companies, and foundations are subject to audit. Its duties are assigned by the Audit Committee and it submits its reports to the Chairman of the Board. Any suspected irregularities must be reported without delay.

Cross Involvements
There are no cross involvements among the members of the Board of Directors of Syngenta AG and boards of other listed companies.

Elections and Terms of Office
The term of office for each member of the Board of Directors shall not exceed three years. A year, within the meaning of this provision, is the interval between two ordinary shareholders' meetings. The term of office shall be determined for each member at the occasion of election. Terms of office shall be coordinated so that, in each year, approximately one third of all members of the Board of Directors shall be subject to re-election or election.

The members of the Board of Directors shall automatically retire after the lapse of the twelfth year of office or, if earlier, after the expiry of the seventieth year of age, provided that the retirement shall become effective on the date of the next ordinary shareholders' meeting following such event.

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Executive Committee

1 Michael Pragnell
Chief Executive Officer and Director of Syngenta and member of the Chairman's Committee. Previously Michael Pragnell was Director of AstraZeneca (1999–2000) and Director of Zeneca Group PLC (1997–1999). He joined Zeneca Agrochemicals as Chief Executive Officer in 1995. Prior to 1995 he worked for Courtaulds PLC in a number of senior positions (1975–1995), including Executive Director of Courtaulds PLC (1990–1995), Chief Financial Officer of Courtaulds PLC (1992–1994) and Chief Executive Officer of Courtaulds Coatings (1986–1992). Michael Pragnell has served as Vice-President of Crop Life International since 2001. He has a degree in modern languages from Oxford University and an MBA from INSEAD.

2 John Atkin
Chief Operating Officer of Syngenta Crop Protection and a member of the Executive Committee. Previously John Atkin was Chief Executive Officer of Novartis Crop Protection (1999–2000), Chief Operating Officer of Novartis Crop Protection (1999–1999), Head of Product Portfolio Management of Novartis Crop Protection (1998) and Head of Insecticides and Patron for Asia (1997–1998). Prior to 1998 he was General Manager of Sandoz Agro France (1995–1997) and Head of Sandoz Agro Northern Europe from (1993–1995). John Atkin graduated from the University of Newcastle-upon-Tyne with a PhD and a BSc degree in agricultural zoology.

3 Jeffrey Beard
Chief Operating Officer of Syngenta Seeds and a member of the Executive Committee. Previously Jeffrey Beard was Head of the Business Area Corn for Novartis Seeds (1999–2000) Prior to 1998, he held various positions with Pioneer Hi-Bred International Inc.(1985–1998), among others, Director of Central European Operations, based in Vienna, Austria (1993–1998). Jeffrey Beard graduated from the US Naval Academy with a BS in analytical management, holds an MBA from the University of Wisconsin and received an MS degree in agribusiness from Iowa State University.

4 Bruce Bissell
Head of Global Operations and a member of the Executive Committee. Previously Bruce Bissell was Director of Supply Chain for Zeneca Agrochemicals (1997–2000) and Head of International Manufacturing for the pharmaceutical business of Zeneca Group PLC (1992–1997). Bruce Bissell graduated from Strathclyde University with a degree in applied chemistry.

5 John Elias
Head of Human Resources and, since September 2002, member of the Executive Committee. Previously John Elias was Director of Organizational Effectiveness of the BOC Group PLC (1994–2001) and General Manager for Monsanto manufacturing (1990–1993). John Elias graduated from the University of Liverpool with a degree in psychology.

6 David Jones
Head of Business Development and a member of the Executive Committee. David Jones was appointed as Business Director for Zeneca Agrochemicals in June 1997, having been Regional Executive for Asia, Africa and Australasia, based in Hong Kong, since 1992. He has a BSc and PhD in science and economics from Stirling University in Scotland.

7 David Lawrence
Head of Research and Technology and a member of the Executive Committee since September 2002. Previously he was Head of R&T Projects for Syngenta (2000–2002). Prior to this he had been Head of International R&D Projects in Zeneca Agrochemicals, having previously held several individual project roles as International R&D Project Manager for Fungal Control, Crop Enhancement and Insect Control. David Lawrence graduated in chemistry from Keble College, Oxford, and holds an MA and D.Phil in chemical pharmacology from the same university.

8 Christoph Mäder
Head of Legal and Taxes and a member of the Executive Committee. Previously Christoph Mäder was Head of Legal & Public Affairs of Novartis Crop Protection (1999–2000) and Senior Corporate Counsel of Novartis International AG (1992–1998). Christoph Mäder is a member of the Supervisory Committee of the Basel Chamber of Commerce. He graduated from Basel University, Law School, and is admitted to the Bar in Switzerland.

9 Richard Steiblin
Chief Financial Officer and a member of the Executive Committee. Previously Richard Steiblin was Head of Finance and Business Development of Novartis Crop Protection (1998–2000) and Head of Finance and Materials Management of Novartis Crop Protection (1996–1998). He has also been a member of the Novartis Crop Protection Executive Committee since 1996. Prior to 1996, he was Head of Planning, Control and IT of Ciba-Geigy Crop Protection (1991–1996). Richard Steiblin is a member of the Supervisory Board of Gilde Europe Food & Agribusiness Fund and of North American Nutrition & Agribusiness Fund L.P. He graduated from the IECS, Strasbourg University, with a degree in business administration.

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The Board of Directors has delegated operative management of Syngenta to the Executive Committee.

Chief Executive Officer
The CEO is nominated by the Board and shares responsibility for the strategic direction of Syngenta with the Chairman. The CEO is ultimately responsible for the active leadership and operational management of Syngenta and chairs the Executive Committee, representing the latter inside and outside the Company.

Members of the Executive Committee are directly responsible to the CEO. The Chief Executive Officer in turn ensures the Executive Committee's efficiency and effectiveness to the Chairman, the Chairman's Committee and the Board.

The CEO represents, jointly with the Chairman, the interests of the Company as a whole to authorities and business associations, both in Switzerland and internationally.

Executive Committee
Under the direction of the Chief Executive Officer, the Executive Committee is responsible for the operational management of the Company. It consists of the CEO, the Chief Operating Officers of the Crop Protection and Seeds businesses, together with the Heads of Syngenta's functional activities: Finance, Research & Technology, Global Operations, Business Development, Legal & Taxes and Human Resources.

Name	Age	Nationality	Function	Entry
Michael Pragnell	56	British	Chief Executive Officer	2000
John Atkin	49	British	Chief Operating Officer – Crop Protection	2000
Jeffrey Beard	52	American	Chief Operating Officer – Seeds	2000
Bruce Bissell	56	British	Head of Global Operations	2000
John Elias	53	British	Head of Human Resources	2002
David Jones	53	British	Head of Business Development	2000
David Lawrence	53	British	Head of Research & Technology	2002
Christoph Mäder	43	Swiss	Head of Legal & Taxes	2000
Richard Steiblin	52	French	Chief Financial Officer	2000

Compensation

Executive Compensation
The Company's executive compensation principles aim to attract and retain internationally oriented, successful executives, to provide competitive rewards in a competitive environment and to support a high performance culture. The total compensation for the Chairman, Chief Executive Officer, members of the Executive Committee and members of the Senior Management Group consists of a base salary, an annual cash incentive and a long-term option incentive.

To motivate, reward and align performance, the ranges for individual and company performance-oriented variable compensation, i.e. annual cash incentive and long-term option incentive, have been set at levels to help foster shareholder alignment and to create an entrepreneurial culture.

The aggregate amount of cash compensation (salaries and bonuses) in 2002 to the Chairman, the Chief Executive Officer and the members of the Executive Committee (a total of ten people) amounted to CHF 10,971,344.

In addition, CHF 3,155,256 was set aside for pension and retirement benefits.

As of 31 December 2002, the Chairman, Chief Executive Officer and members of the Executive Committee held 354,257 options on shares of Syngenta AG. (See table 1)

Furthermore, as of 31 December 2002, the aggregate number of shares of Syngenta AG held by the Chairman, Chief Executive Officer and members of the Executive Committee, including parties closely linked, was 30,453.

1

Number of Options	Year of Allocation	Exercise Period	Exercise Price
175 000	2000	10 years	CHF 76.50
13 500	2001	10 years	CHF 83.70
56 473	2002	10 years	CHF 98.00
109 284	2002	11 years	CHF 98.00

2

Number of Options	Year of Allocation	Exercise Period	Exercise Price
32 500	2000	10 years	CHF 76.50
–	2001	10 years	CHF 83.70
13 699	2002	10 years	CHF 98.00
12 537	2002	11 years	CHF 98.00

The exercise prices are equal to the weighted average share price at the Swiss stock exchange (SWX) of the five business days preceding the grant date as determined by the Compensation Committee and all options were granted at an exercise price which was greater than the market price of the Syngenta shares at the grant date. All of the options vest in full and are exercisable after three years. Each option gives the holder the right to purchase one registered share of Syngenta AG.

Parties closely linked are (i) their spouse, (ii) their children below age 18, (iii) any legal entities that they own or otherwise control, and (iv) any legal or natural person who is acting as their fiduciary.

All Syngenta employees in Switzerland, including the Chairman, Chief Executive Officer and members of the Executive Committee can participate in the Company's Employee Share Purchase Plan. This plan entitled employees to subscribe on 13 November 2002 to shares at a discount rate of 50 per cent from the closing share price on 13 November 2002. The maximum subscription per employee per year is limited to a total value of CHF 5,000. The shares have a blocking period of three years. In the financial year 2002, within the scope of the Employee Share Purchase Plan, the Chairman, Chief Executive Officer and members of the Executive Committee have purchased 456 shares.

Non-Executive Director Compensation

Each Non-Executive Director could opt for payment in cash or a combination of cash and options. The aggregate amount of compensation in 2002 to the ten Non-Executive Directors (cash compensation and options) amounted to CHF 1,140,000. The total amount of cash compensation paid to the Non-Executive Directors in 2002 aggregated to CHF 788,000 and, a total of 26,236 options were granted.

Directors are reimbursed for travel and other necessary business expenses incurred in the performance of their services.

As of 31 December 2002, the Non-Executive Directors held 58,736 options on shares of Syngenta AG. (See table 2 page 37)

Furthermore, as of 31 December 2002, the aggregate number of shares of Syngenta AG held by Non-Executive Directors, including parties closely linked, was 12,928. Parties closely linked are (i) their spouse, (ii) their children below age 18, (iii) any legal entities that they own or otherwise control, and (iv) any legal or natural person who is acting as their fiduciary.

Compensation for Former Members of the Board of Directors and the Executive Committee

No compensation was rendered to former members of the Board of Directors or the Executive Committee.

Severance Payments and Loans

There were no loans granted to the members of the Board of Directors or Executive Committee during the year under review, and as of 31 December 2002, there were no loans outstanding. During the year under review, no severance packages were granted to members of the Board of Directors or Executive Committee.

Highest Total Compensation

The highest total compensation paid to a member of the Board of Directors in the year under review consisted of CHF 2,555,010 of cash compensation (salary and bonus) and CHF 1,922,350 for pension and retirement benefits. In addition 41,096 options were granted to this member of the Board of Directors under the Syngenta Executive Stock Option Plan and 57 shares were purchased by this member of the Board of Directors under the Employee Share Purchase Plan.

Shareholders' Participation Rights

Voting Rights

Each registered share carries one vote at the shareholders' meetings of the Company. Voting rights may be exercised only after a shareholder has been recorded in the Company's Swiss share register (Aktienbuch) as a shareholder with voting rights. In accordance with Article 659a of the Swiss Code of Obligations, the Company cannot exercise the voting rights relating to the shares held in treasury. The dividend attributable to the treasury shares under control of the Company at the date of the dividend payment was waived, and therefore reduced the total dividend payment made in 2002, but not the amount of dividend per share.

A shareholder may at any time request that Syngenta confirms the number of registered shares owned by the shareholder recorded in the Company's Swiss share register. Shareholders are not entitled, however, to demand the printing and delivery of certificates representing shares.

Representation Rights

A shareholder may only be represented at a shareholders' meeting by his legal representative, another shareholder with the right to vote, proxies designated in agreements with or regulations relating to nominees, corporate bodies (Organvertreter), independent proxies (unabhängige Stimmrechtsvertreter) or by a bank or broker (Depotvertreter).

Nominees

The Articles of Incorporation provide that shareholders may register their shares in the name of a nominee approved by the Company and may exercise their voting rights by giving instructions to the nominee to vote on their behalf. However, a nominee holding more than three per cent of the Company's share capital may be registered as a nominee for shareholders with voting rights only if the nominee discloses the identity of those ultimate beneficial owners of shares claiming one per cent or more of the Company's share capital.

Syngenta is listed on four stock exchanges, namely the SWX Swiss Exchange, New York Stock Exchange, London Stock Exchange and OM Stockholm Exchange. In the US Syngenta shares are traded in the form of American Depositary Shares (ADSs), in the UK in the form of Crest Depositary Interests (CDIs/Crest: British Central Securities Depositary) and in Sweden in the form of VPC registered shares (VPC: Swedish Central Securities Depositary). ADSs and CDIs are US and UK securities, respectively, representing Syngenta shares. Specialized nominees administer those securities' structures in the US, UK and Sweden. These nominees are registered in the Swiss share register of Syngenta. Syngenta ADS holders, CDI holders and VPC registered shareholders are entitled to attend the shareholders' meeting and to cast their votes as proxies of the specialized nominees or alternatively to give written instructions to such nominees on how to vote on their behalf. All shareholders (holders of Swiss registered and VPC registered shares) and CDI holders are entitled to equal dividend. Holders of ADSs will receive dividends in proportion to the number of Syngenta shares represented; five ADSs represent one Syngenta share.

Statutory Quorums

The shareholders' meeting passes resolutions and makes elections, if not otherwise required by law, with a simple majority of the votes represented (i.e., abstentions from voting shares represented at the meeting having the effect of votes against the proposal). Under Swiss law and per the Company's Articles of Incorporation, a resolution passed at a shareholders' meeting with a supermajority of 66 2/3 per cent of the votes represented is required for:

- an alteration of the purpose of the Company;
- the creation of shares with increased voting powers;
- an implementation of restrictions on the transfer of registered shares and the removal of such restrictions;
- an authorized or conditional increase of the share capital;
- an increase of the share capital made through a transformation of reserves, by contribution in kind, for the purpose of an acquisition of property and the grant of special rights;
- a restriction or suspension of preemptive rights;
- a change of location of the registered office of the Company;
- the dissolution of the Company without liquidation.

In addition, any provision in the Articles of Incorporation providing for a stricter voting requirement than the voting requirements prescribed by law or the existing Articles of Incorporation must be adopted in accordance with such stricter voting requirements. The Articles of Incorporation of Syngenta do not contain provisions setting forth stricter voting requirements for shareholders' meetings than the voting requirements prescribed by law and described above.

Convocation of Shareholders' Meetings

Under Swiss law, an ordinary annual shareholders' meeting must be held within six months after the end of the Company's financial year. Shareholders' meetings may be convened by the Board of Directors or, in exceptional circumstances, by the statutory auditors. The Board of Directors is further required to convene an extraordinary shareholders' meeting if resolved by an ordinary shareholders' meeting or if requested by shareholders holding in the aggregate at least ten per cent of the share capital of Syngenta.

Agenda

One or more shareholders whose combined shareholdings represent an aggregate nominal value of at least CHF 1 million may demand that an item be included in the agenda of a shareholders' meeting. Such a demand must be made in writing at the latest 60 days before the meeting and shall specify the items and the proposals of these shareholders.

Changes of Control and Defense Measures

Duty to Make an Offer

Under the Swiss Stock Exchange Act, shareholders and groups of shareholders acting in concert who acquire more than 33 1/3 per cent of the voting rights of a company incorporated in Switzerland of which at least one class of equity securities is listed on the Swiss Exchange must submit a takeover bid to all remaining shareholders.

Clauses on Changes of Control

Neither the Chairman nor the Chief Executive Officer nor any other member of the Board of Directors or the Executive Committee has a service contract that provides for benefits upon termination of employment including termination due to change of control.

Auditors

Ernst & Young was appointed as Group auditor in April 2002 and the partner in charge of the audit engagement assumed this position at that time. Whilst a multi-year fee was agreed, the appointment is for one year, renewable annually. In 2001, the Group joint auditors were KPMG and PriceWaterhouseCoopers. Comparative fee information is based on the combined fees paid.

Fees

(US$ million)	2002	2001
Audit Services	4	7
Audit Related Services	1	–
Tax Services	1	2
Other Services	1	5
Total	7	14

Audit Services are defined as the audit work required to allow the independent accountant to issue an opinion on the statutory and regulatory filings of the Group and its subsidiaries. This category also includes services that only the Group auditor can provide, such as comfort letters, statutory audits, attest services, consents and assistance with and review of documents filed with the US Securities and Exchange Commission.

Audit Related Services include assurance and related services (e.g., due diligence services) provided by auditors but which are not necessarily provided by the Group auditor. These services include audit of pension funds and employee benefit plans, due diligence related to mergers and acquisitions, internal control reviews and consultation concerning financial accounting and reporting standards.

Tax Services include all services performed by the Group auditor's tax division except those services related to the audit. It includes tax compliance, tax planning and tax advice.

Other Services includes all services received from the Group auditor except those separately defined above. In 2002 this includes internal audit costs of US$ 1 million. Ernst & Young was engaged to support assignments of our own internal audit department on the formation of Syngenta, prior to the appointment as external auditors. This was operational audit and was under control of Syngenta audit management based on an audit plan assigned by the Audit Committee. No internal audit service staff from Ernst & Young was involved in the audit of the Group accounts. Whilst use of these services is allowed within the current guidelines of the US Securities and Exchange Commission, plans are in place to bring this activity in-house in 2003.

Supervisory and Control Instruments vis-à-vis the Auditors

The Audit Committee is responsible for monitoring performance of the external auditors, checking their independence and coordinating their work with the internal audit in addition to monitoring implementation of findings of external and internal auditors by management. Furthermore the Audit Committee evaluates and selects the external auditors to be nominated for election by the shareholders' meeting. As an additional duty, according to the US Sarbanes-Oxley Act of 2002, the Audit Committee pre-approves all audit and non-audit services rendered by the independent auditor.

Shareholder Information

For general shareholder information and reporting dates, please refer to the last two pages of this Annual Report.

New US Legislation

Sarbanes-Oxley Act of 2002
On 30 July 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002. Syngenta AG is listed on the New York Stock Exchange and therefore certain provisions contained in the Sarbanes-Oxley Act apply to Syngenta as a Foreign Private Issuer. Syngenta is in compliance with the Act and the corresponding rules of the US Securities and Exchange Commission applicable to the Company.

The Act intends to restore US investor confidence in financial statements and management by: improving Chief Executive Officer and Chief Financial Officer accountability, regulating auditors and lawyers, strengthening the role of audit committees, prohibiting loans to executive officers and directors, enhancing disclosure and by strengthening enforcement.

More detailed disclosure with regard to the Sarbanes-Oxley Act of 2002, as well as the Chief Executive Officer's and Chief Financial Officer's certification of the financial information, are available in the Form 20-F Annual Report which is expected to be accessible to all shareholders in the second half of April on the internet (www.syngenta.com) in the section Financial Information.

ERNST & YOUNG

To the Board of Directors of
Syngenta AG, Basel

Basel, February 19, 2003

Review of Corporate Governance Disclosures

You engaged us to review the corporate governance disclosures of Syngenta AG made pursuant to the Corporate Governance Directive of the SWX Swiss Exchange for the period ended December 31, 2002. These disclosures are made in a separate section (pages 32 to 40) of the annual report. The board of directors is responsible for the content of these disclosures. Our responsibility is to issue a report based on our review.

A review, which provides less assurance than an audit, seeks to obtain moderate assurance about whether the corporate governance disclosures are complete and free from material misstatement. A review is limited primarily to inquiries of company personnel that participated in the preparation of the disclosures, to reviews of pertinent documents, and analytical procedures related to the corporate governance disclosures. We have not performed an audit, and, accordingly, we do not express an audit opinion.

Regarding the data for Chapter 5 (Compensations, shareholdings and loans) of the Corporate Governance Directive, we have also examined the information gathering processes. In addition, we have requested a representation letter from the persons concerned.

In our opinion, the corporate governance disclosures comply with the formal requirements of the Corporate Governance Directive. During our review, nothing has come to our attention that causes us to believe that the disclosures are not complete or contain material misstatements.

Ernst & Young Ltd

Conrad Löffel
Swiss Certified Accountant

Jürg Zürcher
Swiss Certified Accountant

A summary of Syngenta's audited consolidated financial statements is provided on pages 44 to 46.

For full details and analysis of the Group's audited financial results, prepared in accordance with IFRS, please refer to our comprehensive financial report which is available on request or on our internet site (www.syngenta.com).

Income Statement Review for 2002 vs. 2001

All narrative in this section excludes special items (see p 44)
Sales during 2002 were 3% lower at constant exchange rates; the benefits gained from new product introductions and the breadth of the portfolio could not fully compensate for continuing weak agricultural markets, product phase-outs and reductions in channel inventories. In addition, competitive US herbicide market was primarily responsible for a 1% decline in price; reported pricing was also affected by the continued depreciation of the Brazilian real. Sales were positively impacted by 1% due to the depreciation of the US dollar.

Crop Protection sales, which account for 85% of total, were down 3% at constant exchange rates. Sales of newly launched products, in particular CALLISTO®, ACTARA®/CRUISER® and ACANTO™, increased by $192 million to $293 million which more than offset the reduction in sales of $129 million due to product phase-outs.

Seeds sales were stable with continued growth in vegetables and encouraging sales from flowers compensating for a decline in field crop sales in Brazil and the US, particularly in corn. Performance across all major crops in Europe was strong.

EBITDA improved by 5% at constant exchange rates and the margin increased by 0.8 percentage points due to reduced cost and improved product mix through range rationalization. A stronger Swiss franc and the second half appreciation of the Euro versus the US dollar reduced EBITDA to 2%.

Earnings per share excluding special items were up 19% to $2.61, helped by lower financial expenses and a lower tax rate. The underlying tax rate was 39% compared with 42% in 2001. The improvement reflects continuing improvement in the tax structure following the creation of Syngenta in 2000.

Special items reduced earnings per share by $2.87. Special charges of $396 million before tax largely relate to restructuring costs associated with implementation of the merger synergy program. In 2001 there were $277 million of special items, being a charge in respect of merger and restructuring costs net of gains from mandated divestments.

Summarized Income Statement 2002 and 2001

Excluding special items (see page 44 for the Condensed Consolidated Income Statement including special items)

	2002 $m	2001 $m
Sales	**6197**	**6323**
Cost of goods sold	(3132)	(3199)
Gross profit	**3065**	**3124**
Marketing and distribution	(1146)	(1178)
Research and development	(697)	(723)
General and administrative	(582)	(581)
Operating income	**640**	**642**
Associates and joint ventures	(7)	(5)
Financial expenses, net	(188)	(249)
Income before taxes and minority interests	**445**	**388**
Income tax expense	(174)	(164)
Income before minority interests	**271**	**224**
Minority interests	(6)	(1)
Net income	**265**	**223**
Earnings per share[1]		
basic ($)	**2.61**	**2.20**
diluted ($)	**2.61**	**2.20**
EBITDA[2]	**1154**	**1127**

[1] The weighted average number of ordinary shares in issue used to calculate the earnings per share were as follows: for 2002 basic EPS, 101.5 million; 2002 diluted EPS, 101.6 million; 2001 basic and diluted EPS, 101.4 million.

[2] EBITDA is defined as earnings before interest, tax, minority interests, depreciation, amortization and impairment. Information concerning EBITDA has been included as it is used by investors as one measure of an issuer's ability to service or incur indebtedness. EBITDA is not a measure of cash liquidity or financial performance under generally accepted accounting principles and Syngenta's EBITDA measures may not be comparable to other similarly titled measures of other companies. EBITDA should not be construed as an alternative to operating income or cash flow as determined in accordance with generally accepted accounting principles.

Product and Regional Sales Analysis for 2002 vs. 2001

Crop Protection

Sales in **Europe, Africa and the Middle East** were unchanged. Growth came from new product introductions throughout the region and particularly strong performances in Germany and Eastern Europe; sales in France were lower due to a contracting market, increased fungicide competition and the impact of a heavy phase-out program which all adversely affected sales, particularly in the fourth quarter.

In **NAFTA** sales continued to grow in Canada and Mexico. In the US early indications are of an increased overall market share. Sales recovered in the fourth quarter reflecting demand aligning with spring consumption; this followed channel de-stocking and reduced shipments due to adverse weather conditions earlier in the year. Sales of new products continued to grow strongly.

The early implementation of risk control measures in **Latin America** mitigated the worst effects of the financial crises in both Brazil and Argentina. In Argentina a more robust business has been established which has capitalized on export-led agricultural demand: sales for the year were up 50% and have remained on a secure terms basis. In Brazil the targeted reductions in channel inventories and receivables, by 40% in volume and 25% of sales respectively, combined with the continued depreciation of the real significantly reduced sales although grower consumption is estimated to have increased.

In **Asia Pacific** sales were down due to market decline. The impact of drought in the fourth quarter in Australia and product phase-outs of $17 million also contributed to reduced sales. China achieved strong sales growth in the second half following a weak first half performance. Initial estimates indicate a stable overall market share in the region; the business is expected to benefit from the new go-to-market strategies launched during the year in Japan and Korea.

Seeds

Sales in **Europe, Africa and the Middle East** grew across all major crops with particularly strong performances in vegetables, flowers, corn and sunflowers. Early estimates indicate significant market share gains in the fresh vegetable produce sector.

In **NAFTA** declines in corn and soybean sales more than offset growth in vegetables and flowers.

The significant sales decline in **Latin America** reflects the impact of the Brazilian crisis, a reduced market affecting corn sales and the implementation of the risk reduction strategy.

In **Asia Pacific**, increased sales of field crops, particularly in India, were more than offset by a decline in vegetable sales in Japan and South Korea, where the business is being restructured.

Other Financial Information

Special Items: Special items of $396 million before tax largely relate to restructuring costs associated with implementation of the synergy program. Additional costs relate to the restructuring of the Seeds business in Korea, cash cost $4 million, and the impairment of intangible assets and goodwill relating to this and other smaller Seeds acquisitions. Of the total amount $148 million is a non-cash charge.

Cash Flow and Balance Sheet: Free cash flow of $551 million (2001: $400 million) exceeded first half expectations and was due to a reduction in average trade working capital equivalent to five per cent of sales, reflecting an accelerated collection of receivables in the second half and certain pre-payments in the US. In Brazil and Argentina net receivables now stand at just below $300 million. The ratio of trade working capital as a percentage of sales at year end improved to 42% (2001: 46%). Fixed capital expenditure of $211 million was significantly below depreciation.

At the period end, net debt was $1.7 billion (2001: $2.2 billion) representing a gearing ratio of 38% (2001: 54%).

Dividends: The Board has recommended a dividend for 2002 of CHF 0.85 to be paid from 5 May 2003, subject to shareholder approval at the AGM on 29 April 2003.

Unaudited Product Line and Regional Sales Analysis with 2001 Comparatives

	First half		Second half		Full year		Full year growth	
	2002 $m	2001 $m	2002 $m	2001 $m	2002 $m	2001 $m	Actual[1] %	CER[1,2] %
Syngenta								
Crop Protection	3256	3367	2004	2018	5260	5385	-2	-3
Seeds	646	664	291	274	937	938	–	–
Total	**3902**	**4031**	**2295**	**2292**	**6197**	**6323**	**-2**	**-3**
Crop Protection								
Product Line								
Selective herbicides	1125	1224	481	498	1606	1722	-6	-7
Non-selective herbicides	381	412	269	275	650	687	-2	-3
Fungicides	871	887	527	505	1398	1392	–	-1
Insecticides	480	507	375	437	855	944	-7	-7
Professional products	304	270	281	252	585	522	+6	+5
Others	95	67	71	51	166	118	+19	+13
Total	**3256**	**3367**	**2004**	**2018**	**5260**	**5385**	**-2**	**-3**
Regional								
Europe, Africa and Middle East	1218	1211	701	659	1919	1870	+3	–
NAFTA	1378	1433	486	454	1864	1887	-1	-1
Latin America	210	235	386	442	596	677	-12	-12
Asia Pacific	450	488	431	463	881	951	-7	-7
Total	**3256**	**3367**	**2004**	**2018**	**5260**	**5385**	**-2**	**-3**
Seeds								
Product Line								
Field Crops	381	407	122	123	503	530	-5	-4
Vegetable and Flowers	265	257	169	151	434	408	+6	+5
Total	**646**	**664**	**291**	**274**	**937**	**938**	**–**	**–**
Regional								
Europe, Africa and Middle East	316	299	111	94	427	393	+8	+8
NAFTA	270	292	126	112	396	404	-2	-2
Latin America	33	43	32	45	65	88	-26	-26
Asia Pacific	27	30	22	23	49	53	-8	-8
Total	**646**	**664**	**291**	**274**	**937**	**938**	**–**	**–**

[1] Product line variances take into account minor reclassifications made in 2002.
[2] Growth at constant exchange rates (CER).

Condensed Consolidated Income Statement

For the year to 31 December

	Including special items[1]		Special items		Excluding special items[1]	
	2002 $m	2001 $m	2002 $m	2001 $m	2002 $m	2001 $m
Sales	**6197**	**6323**	–	–	**6197**	**6323**
Cost of goods sold	(3132)	(3199)	–	–	(3132)	(3199)
Gross profit	**3065**	**3124**	–	–	**3065**	**3124**
Marketing and distribution	(1146)	(1178)	–	–	(1146)	(1178)
Research and development	(697)	(723)	–	–	(697)	(723)
General and administrative	(582)	(581)	–	–	(582)	(581)
Merger and restructuring costs, net of divestment gains	(396)	(277)	(396)	(277)	–	–
Operating income	**244**	**365**	**(396)**	**(277)**	**640**	**642**
Associates and joint ventures	(7)	(5)	–	–	(7)	(5)
Financial expense, net	(188)	(249)	–	–	(188)	(249)
Income before taxes and minority interests	**49**	**111**	**(396)**	**(277)**	**445**	**388**
Income tax expense	(70)	(76)	104	88	(174)	(164)
Income before minority interests	**(21)**	**35**	**(292)**	**(189)**	**271**	**224**
Minority interests	(6)	(1)	–	–	(6)	(1)
Net income	**(27)**	**34**	**(292)**	**(189)**	**265**	**223**
Earnings per share[2]						
basic ($)	**(0.26)**	**0.34**	**(2.87)**	**(1.86)**	**2.61**	**2.20**
diluted ($)	**(0.26)**	**0.34**	**(2.87)**	**(1.86)**	**2.61**	**2.20**
EBITDA[3]	**892**	**936**	**(262)**	**(191)**	**1154**	**1127**

[1] The Condensed Consolidated Income Statement including special items is prepared in accordance with International Financial Reporting Standards (IFRS).

[2] The weighted average number of ordinary shares in issue used to calculate the earnings per share were as follows: for 2002 basic EPS, 101.5 million; 2002 diluted EPS, 101.6 million; 2001 basic and diluted EPS, 101.4 million.

[3] EBITDA is defined as earnings before interest, tax, minority interests, depreciation, amortization and impairment. Information concerning EBITDA has been included as it is used by investors as one measure of an issuer's ability to service or incur indebtedness. EBITDA is not a measure of cash liquidity or financial performance under generally accepted accounting principles and Syngenta's EBITDA measures may not be comparable to other similarly titled measures of other companies. EBITDA should not be construed as an alternative to operating income or cash flow as determined in accordance with generally accepted accounting principles.

Impact of Special Items, net

	2002 $m	2002 $m	2001 $m	2001 $m
Income statement charge				
Merger and integration costs		(28)		(117)
Restructuring costs				
Write-off or impairment of property, plant and equipment	(102)		(84)	
Non-cash pension restructuring charges	(14)		(12)	
Cash costs	(220)		(137)	
Total		(336)		(233)
Gains from mandated product disposals		–		75
Impairment of intangible assets		(32)		(2)
Total special items, net		**(396)**		**(277)**

Reconciliation of EBITDA to Operating Profit

	Full year 2002			Full year 2001		
	Including Special Items $m	Special Items $m	Excluding Special Items $m	Including Special Items $m	Special Items $m	Excluding Special Items $m
Operating Profit	**244**	**(396)**	**640**	**365**	**(277)**	**642**
Loss from associates	(7)	–	(7)	(5)	–	(5)
Depreciation, amortization and impairment	655	134	521	576	86	490
EBITDA	**892**	**(262)**	**1154**	**936**	**(191)**	**1127**

Condensed Consolidated Balance Sheet
As at 31 December

	2002 $m	2001 $m
Assets		
Current assets		
Cash and cash equivalents	232	288
Trade accounts receivable	1602	1860
Other accounts receivable	243	242
Other current assets	516	214
Inventories	1704	1716
Total current assets	**4297**	**4320**
Non-current assets		
Property, plant and equipment	2310	2348
Intangible assets	2813	3004
Investments in associates and joint ventures	95	103
Deferred tax assets	666	666
Other financial assets	345	268
Total non-current assets	**6229**	**6389**
Total assets	**10526**	**10709**
Liabilities and equity		
Current liabilities		
Trade accounts payable	(725)	(687)
Current financial debts	(1207)	(1420)
Income taxes payable	(210)	(220)
Other current liabilities	(794)	(882)
Provisions	(222)	(231)
Total current liabilities	**(3158)**	**(3440)**
Non-current liabilities		
Non-current financial debts	(925)	(1116)
Deferred tax liabilities	(1098)	(1159)
Provisions	(915)	(835)
Total non-current liabilities	**(2938)**	**(3110)**
Total liabilities	**(6096)**	**(6550)**
Minority interests	(80)	(73)
Total equity	**(4350)**	**(4086)**
Total liabilities and equity	**(10526)**	**(10709)**

Condensed Consolidated Cash Flow Statement

For the year to 31 December

	2002 $m	2001[1] $m
Operating income	**244**	**365**
Reversal of non-cash items;		
Depreciation, amortization and impairment on:		
Property, plant and equipment	374	344
Intangible assets	282	232
Gain on disposal of fixed assets	(26)	(66)
Charges in respect of provisions	432	452
Cash (paid)/received in respect of;		
Interest and other financial receipts and payments (net)	(217)	(100)
Taxation	(191)	(258)
Merger and restructuring costs	(246)	(352)
Contributions to pension schemes	(209)	(53)
Other provisions	(49)	(64)
Cash flow before working capital changes	**394**	**410**
Change in net current assets and other operating cash flows	408	138
Cash flow from operating activities	**802**	**548**
Additions to property, plant and equipment	(165)	(253)
Proceeds from disposals of property, plant and equipment	54	12
Purchase of intangibles, investments in associates and other financial assets	(166)	(57)
Proceeds from disposals of intangible and financial assets	6	12
Proceeds from business divestments	11	195
Business acquisitions (net of cash acquired)	–	(4)
Acquisitions of minorities	–	(27)
Cash flow (used for)/from investing activities	**(260)**	**(122)**
Net change in Novartis AG debt	–	(125)
Increases in other third party interest-bearing debt	511	1240
Repayment of third party interest-bearing debt	(1067)	(1849)
Repayment of debts factored with recourse	–	(137)
Sale of Treasury stock	3	3
Dividends paid to group shareholders	(48)	–
Dividends paid to minorities	(6)	–
Cash flow used for financing activities	**(607)**	**(868)**
Net effect of currency translation on cash and cash equivalents	9	(26)
Net change in cash and cash equivalents	**(56)**	**(468)**
Cash and cash equivalents at the beginning of the period	**288**	**756**
Cash and cash equivalents at the end of the period	**232**	**288**

[1] Comparative 2001 data has been aligned with the new format of the Consolidated Cash Flow Statement.

Segmental Results for 2002

Excluding special items

	Crop Protection $m	Seeds $m	Plant Science $m	Total $m
Sales	**5260**	**937**	**-**	**6197**
Gross profit	2579	486	–	3065
Marketing and distribution	(909)	(237)	–	(1146)
Research and development	(425)	(119)	(153)	(697)
General and administrative	(500)	(62)	(20)	(582)
Operating income	**745**	**68**	**(173)**	**640**
EBITDA	**1214**	**109**	**(169)**	**1154**

Segmental Results for 2001

Excluding special items

	Crop Protection $m	Seeds $m	Plant Science $m	Total $m
Sales	**5385**	**938**	**-**	**6323**
Gross profit	2645	479	–	3124
Marketing and distribution	(948)	(230)	–	(1178)
Research and development	(458)	(112)	(153)	(723)
General and administrative	(501)	(66)	(14)	(581)
Operating income	**738**	**71**	**(167)**	**642**
EBITDA	**1173**	**110**	**(156)**	**1127**

Summary of Segmental Results for 2002 and 2001

Excluding special items

	First half		Second half		Full year	
	2002 $m	2001 $m	2002 $m	2001 $m	2002 $m	2001 $m
Sales						
Crop Protection	3256	3367	2004	2018	5260	5385
Seeds	646	664	291	274	937	938
Total	**3902**	**4031**	**2295**	**2292**	**6197**	**6323**
Operating income						
Crop Protection	800	767	(55)	(29)	745	738
Seeds	129	132	(61)	(61)	68	71
Plant Science	(82)	(81)	(91)	(86)	(173)	(167)
Total	**847**	**818**	**(207)**	**(176)**	**640**	**642**
EBITDA						
Crop Protection	1028	986	186	187	1214	1173
Seeds	148	149	(39)	(39)	109	110
Plant Science	(77)	(76)	(92)	(80)	(169)	(156)
Total	**1099**	**1059**	**55**	**68**	**1154**	**1127**

The shares are listed on the Swiss Exchange and on the London[1] and Stockholm stock exchanges.
On the New York Stock Exchange, Syngenta shares are traded as ADSs (American Depositary Shares).[2]

Trading Symbols	Swiss Stock Exchange	Stockholm Stock Exchange	New York Stock Exchange	London Stock Exchange
Shares	SYNN	SYN	SYT	SYA

Outstanding Shares at Year-end 2002	31 December 2002
Total outstanding shares[3]	112,564,584

Share Price and Market Capitalization at Year-end 2002	31 December 2002
Share price (CHF)	80.05
ADS price (USD)	11.52
Market capitalization (CHF million)	8128
Market capitalization (USD million)	5864

Reporting Dates	
First quarter trading statement	29 April 2003
Half year results	30 July 2003
Third quarter trading statement	22 October 2003

A full form 20-F is expected to be accessible to all shareholders in the second half of April on the Internet (www.syngenta.com) in the section Financial Information.

Syngenta's Annual General Meeting will be held on 29 April 2003.

[1] Shareholders who hold Syngenta shares through CREST hold their interest by means of dematerialized depositary interests representing entitlements to Syngenta shares known as CDIs.
[2] 1 share = 5 ADSs.
[3] Of which 9.79% are held as treasury stock. For the purposes of calculating market capitalization and per share data, the number of shares stands at 101.5 million.

Syngenta Share Price
Relative Performance since 13 November 2000


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For the business year 2002, Syngenta has published two reports: the Annual Report and the Financial Report.

These publications are also available on the Internet www.syngenta.com

Both documents were originally published in English. The Annual Report 2002 is also available in German.

Design: Addison Corporate Marketing
Photography: Michael Heffernan, John Wildgoose
Print: St Ives Burrups

Cautionary statement regarding forward-looking statements

This Annual Review contains forward-looking statements, which can be identified by terminology such as "expect", "would", "will", "potential", "plans", "prospects", "estimated", "aiming", "on track", and similar expressions. Such statements may be subject to risks and uncertainties that could cause actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the US Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefore.



Syngenta
Financial Report 2002



syngenta

Syngenta Group Financial Report 2002

Syngenta Group Management Discussion and Analysis

Management Discussion and Analysis [1]

Financial Highlights

	Year ended December 31,				
(US$ million)	2002	2001	2000	1999	1998
Amounts in accordance with IFRS [1]					
Income statement data					
Sales	6,197	6,323	4,876	4,678	5,040
Cost of goods sold	(3,132)	(3,199)	(2,442)	(2,367)	(2,430)
Gross profit	3,065	3,124	2,434	2,311	2,610
Operating expenses	(2,821)	(2,759)	(1,434)	(1,862)	(1,884)
Operating income	244	365	1,000	449	726
Income before taxes and minority interests	49	111	914	325	544
Net income/(loss)	**(27)**	**34**	**564**	**135**	**299**
Basic and diluted earnings/(loss) per share ($)	(0.26)	0.34	7.61	1.97	4.35
Cash flow data					
Cash flow from operating activities	802	548	610	618	250
Cash flow from/(used for) investing activities	(260)	(122)	1,045	(283)	(377)
Cash flow from/(used for) financing activities	(607)	(868)	(968)	(350)	227
Capital expenditure	(165)	(253)	(185)	(185)	(201)
Balance Sheet data					
Working capital	1,139	880	(213)	289	229
Total assets	10,526	10,709	11,815	6,593	7,074
Total non-current liabilities	(2,938)	(3,110)	(2,147)	(757)	(774)
Total liabilities	(6,096)	(6,550)	(7,504)	(4,035)	(4,410)
Share capital	667	667	667	-	-
Total equity	4,350	4,086	4,210	2,481	2,588
Other supplementary income data					
EBITDA [2]	892	936	1,312	713	967
EBITDA excluding Special items [3]	1,154	1,127	856	821	1,081
Amounts in accordance with US GAAP					
Sales	6,197	6,323	4,876	4,676	5,040
Net income/(loss)	(165)	(247)	180	64	169
Total assets (unaudited)	11,020	11,338	12,826	7,944	8,727
Total non-current liabilities (unaudited)	(3,133)	(3,300)	(2,621)	(1,175)	(1,246)
Total equity	4,533	4,417	4,820	3,491	3,851
Basic and diluted earnings/(loss) per share ($)	(1.62)	(2.44)	2.43	0.93	2.46

Syngenta Group Management Discussion and Analysis

Notes

(1) Syngenta has prepared the consolidated financial statements in US dollars and in accordance with International Financial Reporting Standards (IFRS), together with a reconciliation of net income and equity to US Generally Accepted Accounting Principles (US GAAP). The basis of preparation of the consolidated financial statements and the key accounting policies are discussed in Notes 1 and 2, respectively, of the consolidated financial statements. For a discussion of the significant differences between IFRS and US GAAP, see Note 33 of the consolidated financial statements.

When reading the consolidated financial statements, the following needs to be considered:

For accounting and financial purposes, the transactions forming Syngenta are treated as a purchase of Zeneca agrochemicals business by Novartis agribusiness with effect from November 13, 2000. As such, the consolidated financial statements do not include the financial results of Zeneca agrochemicals business prior to November 13, 2000, and are not indicative of the performance of Syngenta prior to this date.

The consolidated income statements for the twelve months ended December 31, 2002 and 2001 represent the performance of Syngenta in those periods. The consolidated income statement for the twelve months ended December 31, 2000 is based mainly on the performance of Novartis agribusiness, with the results of Zeneca agrochemicals business being included only following the formation of Syngenta on November 13, 2000. The comparatives for 1999 and earlier periods relate only to Novartis agribusiness.

The consolidated balance sheet shown in the consolidated financial statements as at December 31, 2002, 2001 and 2000 contains the assets and liabilities of Syngenta (representing both Novartis agribusiness and Zeneca agrochemicals business); the 1999 and earlier comparative figures contain only the assets and liabilities of Novartis agribusiness.

The consolidated cash flow statements for the twelve months ended December 31, 2002 and 2001 represent the performance of Syngenta in those periods. The consolidated cash flow statement for the twelve months ended December 31, 2000 consists mainly of the cash flows for the full year of Novartis agribusiness, with cash flows from Zeneca agrochemicals business being included only following the formation of Syngenta on November 13, 2000. The comparatives for 1999 and earlier periods relate only to Novartis agribusiness.

Some costs which have been reflected in the consolidated financial statements for 2000 and earlier periods are not necessarily indicative of the costs that Syngenta would have incurred had it operated as an independent, stand-alone entity for all periods presented. These costs comprise allocated Novartis corporate overhead, interest expense and income taxes. Until its combination with Zeneca agrochemicals business, Novartis agribusiness was not managed as a single strategic business entity. Instead, the Crop Protection and Seeds businesses were operated by separate management teams, which were coordinated with strategic management at the Novartis holding company level. Following the merger with Zeneca agrochemicals business, Syngenta is a single entity

(2) EBITDA is defined as earnings before interest, tax, minority interests, depreciation, amortization and impairment. Syngenta has included information concerning EBITDA because it is used by investors as one measure of an issuer's ability to service or incur indebtedness. EBITDA is not a measure of cash liquidity or financial performance under generally accepted accounting principles and Syngenta's EBITDA measure may not be comparable to other similarly titled measures of other companies. EBITDA should not be construed as an alternative to operating income or to cash flow as determined in accordance with generally accepted accounting principles, nor as a measure of liquidity or indicator of Syngenta's performance.

(3) Special items are material items that management regard as requiring separate disclosure to provide a more thorough understanding of ongoing business performance. Special items are comprised of US$396 million, US$349 million, US$261 million, US$67 million, and US$3 million of restructuring charges for the years ended December 31, 2002, 2001, 2000, 1999 and 1998 respectively; US$3 million and US$68 million of merger costs for the years ended December 31, 2001 and 2000 respectively; and US$41 million and US$129 million of trade receivable write-downs in Latin America, Russia and Ukraine for the years ended December 31, 1999 and 1998 respectively. These charges were partially offset by gains on disposals of US$75 million, US$785 million and US$18 million for the years ended December 31, 2001, 2000 and 1998 respectively.

Syngenta Group Management Discussion and Analysis

OVERVIEW

Syngenta is a world leading agribusiness operating in the Crop Protection and Seeds businesses. Crop Protection chemicals include herbicides, insecticides and fungicides to control weeds, insect pests and diseases in crops, and are essential inputs enabling growers around the world to improve agricultural productivity and food quality. Many of these products also have application in the professional products sector in areas such as seed treatment and turf and ornamental markets. The Seeds business operates in two high value commercial sectors: seeds for field crops including corn, oilseeds and sugar beet; and vegetable and flower seeds. Syngenta is also developing a Plant Science business (formerly New Technology) applying biotechnology to improve growers' yield and food quality. Syngenta aims to be the partner of choice for Syngenta's grower customers with its unparalleled product offer, creating value for customers and shareholders.

Syngenta's results are affected, both positively and negatively, by, among other factors: general economic conditions; weather conditions (which can influence the demand for certain products over the course of a season); commodity crop prices and exchange rate fluctuations. Government measures, such as subsidies or rules regulating the areas allowed to be planted with certain crops, also can have an impact on Syngenta's industry. Syngenta's results are also increasingly affected by the growing importance of biotechnology to agriculture and the use of genetically modified crops.

Syngenta operates globally to exploit its technology and marketing base. Syngenta's largest markets are Europe, Africa and the Middle East (EAME), and NAFTA, which represented 38% and 36% respectively of consolidated sales in 2002 (2001: 36% and 36%, 2000: 36% and 35%). Both sales and operating profit are seasonal and are weighted towards the first half of the calendar year, which largely reflects the northern hemisphere planting and growing cycle.

Manufacturing and Research and development are largely based in Switzerland, the United Kingdom and the United States of America.

The consolidated financial statements are presented in US dollars, as this is the major currency in which revenues are denominated. However, significant, but differing proportions of our revenues, costs, assets and liabilities are denominated in currencies other than US dollars. Approximately 23% of sales in 2002 were denominated in euros, while a significant proportion of costs for research and development, administration, general overhead and manufacturing are denominated in Swiss francs and British pounds sterling, sales in which currencies together make up around 3% of total sales. Marketing and distribution costs are more closely linked to the currency split of the sales. As a result, operating profit in US dollars can be significantly affected by movements in exchange rates, in particular movements of the Swiss franc, British pound sterling and the euro relative to the US dollar, and the relative impact on operating profit may differ to that on sales. In the second half of 2002, the US dollar depreciated against all major currencies including the euro, Swiss franc, British pound sterling and the Japanese yen, and for the full year, sales were marginally (1%) increased by exchange movements compared to 2001 exchange rates, whereas operating profit excluding Special items was reduced by 6%. During 2001, the US dollar appreciated against these currencies and reduced total 2001 sales by 3% compared to 2000. The effects of currency fluctuations have been reduced by risk management activities such as hedging.

The consolidated financial statements are based upon Syngenta's accounting policies and, where necessary, the results of management estimations. Syngenta believes that the critical accounting policies and estimations underpinning the financial statements are, (i) adjustments for doubtful receivables, (ii) environmental provisions, (iii) impairment and (iv) defined benefit pensions. These policies are described in more detail later in this report.

Results of operations for the years 2000 to 2002 reflect the impact of low crop commodity prices and difficult agricultural market conditions.

Syngenta Group Management Discussion and Analysis

Sales by region were as follows:

(US$ million)	Year ended December 31, 2002	2001	2000
Europe, Africa and Middle East	2,346	2,263	1,747
NAFTA	2,260	2,291	1,690
Latin America	661	765	641
Asia Pacific	930	1,004	798
Total	6,197	6,323	4,876

2002 and 2001 results represent the results of Syngenta, which has integrated the legacy Novartis agribusiness and Zeneca agrochemicals business. 2000 represents the results for Novartis agribusiness for 2000 plus two months of Zeneca agrochemicals business. The notes to the Financial Highlights explain this in more detail.

Crop Protection

The Crop Protection market remained difficult in 2002. The recovery in some crop commodity prices towards the end of the year was too late to impact Syngenta sales and it is not yet clear to what extent these prices will be sustained in 2003 and the extent to which this will impact demand and prices of inputs. Reduction in channel inventories also continued through the year in several major markets to align sales more closely to consumption. This was particularly successful in Brazil, where Syngenta also constrained sales to control receivables and reduce credit risk in the face of high economic and exchange rate volatility. The product phase-out program, with 14 further active ingredients withdrawn in 2002, reduced sales by US$129m but this was more than offset by the successful rollout of the new products noted below. A competitive USA herbicide market was primarily responsible for a 1% decline in price. The weakness of the Brazilian real also reduced prices in US dollar terms.

New product sales generated 4% sales growth compared to 2001 and more than offset the phase-outs from the range rationalization programme. The new products launched in 2001 gained market penetration and further registrations in new markets were achieved:

CALLISTO® (mesotrione), a post-emergence corn herbicide with a new mode of action, exceeded expectations in the key USA market and grew strongly in Germany;
ACANTO™ (picoxystrobin), a new generation strobilurin fungicide, contributed to growth in Germany and the UK and in the final quarter registration and first sales in the major French market were achieved;
ACTARA® and CRUISER® (thiamethoxam) also continued to penetrate the insecticide and seed treatment insecticide markets respectively.

In Europe, Africa and the Middle East, strong sales in Eastern Europe and particularly in Germany offset lower sales in the major French market, where a contracting market, increased fungicide competition and the impact of a heavy phase-out program all adversely affected results.

In NAFTA, channel inventory reductions, a competitive herbicide market and product range rationalization all contributed to lower sales in the USA, but this was offset by new product driven growth in Canada and Mexico and Crop Protection sales were only marginally down.

In Latin America, there was some recovery of sales in Argentina, all on secure terms. In Brazil, sales were deliberately constrained to reduce receivables and channel inventories and pricing was eroded by the significant devaluation of the Brazilian real. Consumption at grower level in Brazil is estimated to have increased.

Sales in Asia Pacific were lower due to severe drought in Australia, product phase-outs and the reduction in channel inventories in Japan, allied to some consolidation in the multi-layered Japanese distribution network. The growth of non-selective herbicides in China continued.

Syngenta Group Management Discussion and Analysis

Seeds

The Seeds segment had a mixed performance in 2002 and overall sales were flat at constant exchange rates.

Vegetable and flower sales grew in Europe and NAFTA and this compensated for a decline in field crop sales in Brazil and the USA, particularly in corn. Performance across all major crops in Europe was strong.

Syngenta Operating Segments

Syngenta is organized on a worldwide basis into three operating segments, Crop Protection, Seeds and Plant Science. The Plant Science segment was referred to as the New Technology segment in the 2001 consolidated financial statements. The following tables set out sales and operating income by segment for each of the periods indicated:

(US$ million)	Year ended December 31, 2002	2001	2000
Sales			
Crop Protection	5,260	5,385	3,918
Seeds	937	938	958
Total	**6,197**	**6,323**	**4,876**
Operating Income			
Crop Protection	397	473	1,190
Seeds	20	62	3
Plant Science	(173)	(167)	(125)
Unallocated (merger costs)	-	(3)	(68)
Total	**244**	**365**	**1,000**

Operating income in 2002 includes US$396m of merger and restructuring costs, net of divestment gains substantially related to the integration and restructuring of the combined businesses following the formation of Syngenta in November 2000. In 2001, the equivalent cost was US$277 million. Delivery of the planned synergies is ahead of schedule with US$197 million annual savings in 2002 and cumulative annual savings from 2001 and 2002 of US$362 million. Further details are provided in Notes 6 and 22 of the consolidated financial statements.

In order to obtain regulatory approval for the merger, Syngenta agreed to divest certain products and product rights. In 2001, completed divestments include the sales of the herbicide *propaquizafop*, the fungicide *flutriafol* and the insecticide *thiocyclam*. 2001 sales in the period up to divestment were US$9 million for these products and product rights. 2001 divestments produced net gains of US$75 million (see Note 6 of the consolidated financial statements).

In 2000, completed divestments included the sale of the fungicide, *Flint*. These divestments, in the aggregate, represented approximately US$125 million of sales and US$49 million of operating income for the year ended December 31, 2000 and US$95 million of sales and US$37 million of operating income in the year ended December 31, 1999. These divestments produced a gain of US$785 million in 2000.

The expense recorded for defined benefit pension plans increased from US$72 million in 2001 (including US$10 million of restructuring costs) to US$117 million in 2002 (including US$33 million of restructuring costs of which US$14 million are non-cash costs) as a result of reductions in the discount rates used to value the benefit obligation and in the expected rate of return on assets, and because the market value of assets was affected in 2001 by the general adverse fall in equity prices.

The following pages contain references to constant exchange rates (CER). Variances at constant exchange rates are calculated by consolidating the current year results of group entities reported in local currency into US dollars using the average exchange rates used in the prior year, and comparing this with the consolidated results as reported for the prior year.

Syngenta Group Management Discussion and Analysis

2002 COMPARED TO 2001

Sales commentary

Total Syngenta consolidated sales for 2002 were US$6,197million, compared to US$6,323 million for 2001. The following table analyzes the decrease in sales of 2%, 3% at constant exchange rates (CER):

	Full Year		Growth	
(US$ million)	2002	2001	Actual %	CER %
Crop Protection	5,260	5,385	- 2	- 3
Seeds	937	938	-	-
Total	**6,197**	**6,323**	**- 2**	**- 3**

Crop Protection Sales

Growth rates in the following narrative compare 2002 actuals with 2001 actuals and are at constant exchange rates (CER) unless otherwise stated.

Commentary on product performance

	Full Year		Growth (1)	
Product line	2002 US$ million	2001 US$ million	Actual %	CER %
Selective herbicides	1,606	1,722	- 6	- 7
Non-selective herbicides	650	687	- 2	- 3
Fungicides	1,398	1,392	-	- 1
Insecticides	855	944	- 7	- 7
Professional products	585	522	6	5
Others	166	118	19	13
Total	**5,260**	**5,385**	**- 2**	**- 3**

(1) Product line variances take into account minor reclassifications made in 2002.

Herbicides are products that prevent or reduce weeds that compete with the crop for nutrients and water. Selective herbicides are crop-specific and control weeds without harming the crop. Non-selective herbicides reduce or halt the growth of all vegetation with which they come into contact.

Fungicides are products that prevent and cure fungal plant diseases that affect crop yield and quality.

Insecticides are products that control chewing pests such as caterpillars and sucking pests such as aphids, which reduce crop yields and quality.

Professional products are herbicides, insecticides and fungicides used in markets such as seed treatment, public health, and turf and ornamentals.

Selective Herbicides: major brands BICEP® MAGNUM, CALLISTO®, DUAL® MAGNUM, FLEX®, FUSILADE®, TOPIK® Total sales declined for three main reasons: price pressure, largely in the USA, accounted for US$47million; range rationalization of US$32 million; and volume reductions in Brazil due to de-stocking. In corn herbicides, sales of CALLISTO® reached US$103 million following a strong first full-season of marketing; this more than offset the decline in DUAL®/ BICEP® MAGNUM due to the competitive US market. In soybeans, sales of FLEX® and FUSILADE® were also lower with increased herbicide-tolerant crop (HTC) plantings. In cereals, sales of the grass herbicide TOPIK® declined in France, and in Canada and Australia due to drought.

Syngenta Group Management Discussion and Analysis

Non-selective Herbicides: major brands GRAMOXONE®, TOUCHDOWN®
Continued strong growth of TOUCHDOWN® IQ™ in the USA was offset by lower sales in Brazil. New marketing programs for GRAMOXONE® in Australia and China increased sales; in Japan and Brazil there was continued channel de-stocking. Two years after the opening of the Nantong plant, China has become the second largest market for GRAMOXONE® after the USA.

Fungicides: major brands ACANTO™, AMISTAR®, BRAVO®, RIDOMIL GOLD®, SCORE®, TILT®, UNIX®
First full-season launches in Europe, including a late fourth quarter launch in France, of the new strobilurin ACANTO™, resulted in sales of US$40 million. This more than offset reduced sales of AMISTAR®, the largest product in the fungicide portfolio, which were lower due to the introduction of a new competitor in France at the start of the season; there was continued encouraging growth in the USA, Japan and Brazil. Sales growth of SCORE®, in Asia and Europe, and a number of smaller products compensated for lower sales of RIDOMIL®, BRAVO® and TILT®. Underlying sales growth in fungicides was impacted by the phase-out of older products (US$28 million).

Insecticides: major brands ACTARA®, FORCE®, KARATE®, PROCLAIM®, VERTIMEC®
ACTARA® achieved sales of US$87 million, with broad-based growth and a particularly strong performance in the USA. Sales of KARATE® benefited from strong growth in KARATE® ZEON ® in Germany. Reduced cotton plantings in Australia and the USA combined with channel de-stocking in Brazil resulted in lower sales for a number of products. Over half the decline in insecticides was due to phase-outs (US$35 million).

Professional Products: major brands CRUISER®, DIVIDEND®, HERITAGE®, ICON®, MAXIM®
Seed Treatment sales sustained very strong growth with sales of CRUISER® more than doubling to US$54 million, driven by strong demand in North America in cotton and canola. Growth of MAXIM® continued in the USA and Brazil. Sales of Turf and Ornamentals were lower with growth more than offset by product phase-outs (US$29 million). Public Health sales were down due to reduced tenders for ICON®.

Commentary on regional performance

	Full Year		Growth	
Regional	2002 US$ million	2001 US$ million	Actual %	CER %
Europe, Africa and Middle East	1,919	1,870	3	-
NAFTA	1,864	1,887	- 1	- 1
Latin America	596	677	- 12	- 12
Asia Pacific	881	951	- 7	- 7
Total	**5,260**	**5,385**	**- 2**	**- 3**

Sales in Europe, Africa and the Middle East were unchanged. Growth came from new product introductions throughout the region and particularly strong performances in Germany and Eastern Europe; sales in France were lower due to a contracting market, increased fungicide competition and the impact of a heavy phase-out program which all adversely affected sales.

In NAFTA, sales continued to grow in Canada and Mexico. In the USA strong new product growth was offset by the adverse effects of channel de-stocking, lower prices from a competitive herbicide market and product phase-outs.

In Latin America, Syngenta continued to apply a tight credit policy in the face of economic uncertainty and exchange rate volatility in Brazil and worked to reduce channel stocks to bring sales more in line with farmer usage. This resulted in a deliberate sales volume reduction compounded by lower US dollar equivalent prices from the weaker Brazilian real. Sales on secure terms in Argentina showed good recovery from 2001 levels.

Sales in Asia Pacific were reduced by channel de-stocking in Japan, where there has been some consolidation within the multi-layered channel, and the impact of severe drought in Australia. Product phase-outs reduced sales by US$17 million.

Syngenta Group Management Discussion and Analysis

Seeds Sales

Growth rates in the following narrative compare 2002 actuals with 2001 and are at constant exchange rates (CER) unless otherwise stated.

Commentary on product performance

Product line	Full Year 2002 US$ million	Full Year 2001 US$ million	Growth Actual %	Growth CER %
Field Crops	503	530	- 5	- 4
Vegetables and Flowers	434	408	6	5
Total	**937**	**938**	-	-

Field Crops: major brands NK® corn, NK® oilseeds, HILLESHÖG® sugar beet

Sales of NK® corn declined as growth in Europe was more than offset by increased penetration of herbicide-tolerant corn in the USA and significantly lower sales in Brazil. Oilseeds sales increased slightly with a strong performance in sunflowers in Eastern Europe and growth in Latin America more than offsetting reduced soybean sales in the USA. With new germplasm, HILLESHÖG® sugar beet performed well in a declining European market. Sales of genetically modified product were stable and accounted for 17% of total Seeds sales.

Vegetables and Flowers: major brands S&G® vegetables, ROGERS® vegetables, S&G® flowers

S&G® vegetables sales continued to grow with particularly strong results from peppers, tomatoes and melons in Europe though partly offset by some decline in South Korea.

Sales of S&G® flowers increased primarily in Europe where the full commercialization of the proprietary X-tray™ System for young plants provided strong growth.

Commentary on regional performance

Regional	Full Year 2002 US$ million	Full Year 2001 US$ million	Growth Actual %	Growth CER %
Europe, Africa and Middle East	427	393	8	8
NAFTA	396	404	- 2	- 2
Latin America	65	88	- 26	- 26
Asia Pacific	49	53	- 8	- 8
Total	**937**	**938**	-	-

Sales in Europe, Africa and the Middle East grew across all major crops, but with particularly strong achievements in vegetables, flowers, corn and sunflowers.

In NAFTA, declines in corn and soybean sales more than offset growth in vegetables and flowers.

The significant sales decline in Latin America reflects the impact of the Brazilian crisis, a reduced market affecting corn sales and the implementation of the risk reduction strategy.

Growth in Asia Pacific field crop sales, particularly in India, was more than offset by a decline in vegetables sales in South Korea and Japan.

Syngenta Group Management Discussion and Analysis

Operating Income

Unless stated otherwise, the following discussion is based on operating income excluding Special items.

Operating income excluding Special items

	Full Year		Growth	
(US$ million, except growth %)	2002	2001	Actual %	CER %
Crop Protection	745	738	1	4
Seeds	68	71	- 4	10
Plant Science	(173)	(167)	- 3	-
Total	**640**	**642**	-	**5**

Crop Protection Operating Income

	Total		Special Items		Excluding Special Items		
(US$ million, except growth %)	2002	2001	2002	2001	2002	2001	% growth CER
Sales	5,260	5,385	-	-	5,260	5,385	- 3
Cost of goods sold	(2,681)	(2,740)	-	-	(2,681)	(2,740)	6
Gross profit	**2,579**	**2,645**	-	-	**2,579**	**2,645**	**- 2**
as a percentage of sales	*49%*	*49%*			*49%*	*49%*	
Marketing and distribution	(909)	(948)	-	-	(909)	(948)	6
Research and development	(425)	(458)	-	-	(425)	(458)	10
General and administrative	(500)	(501)	-	-	(500)	(501)	- 6
Merger and restructuring costs, net of divestment gains	(348)	(265)	(348)	(265)	-	-	
Operating income	**397**	**473**	**(348)**	**(265)**	**745**	**738**	**4**
as a percentage of sales	*8%*	*9%*			*14%*	*14%*	

As a percentage of sales, gross profit remained stable in 2002 despite the adverse effects from the strengthening of the Swiss franc and British pound sterling against the US dollar and lower US dollar equivalent prices in Brazil. At constant exchange rates gross profit would have been 0.6% higher than 2001, largely from synergy cost savings. Operating income increased by 1% in 2002 to US$745 million as cost savings more than offset the impact of lower sales, and at constant exchange rates was 4% higher.

Special items are merger and restructuring costs, net of divestment gains. In 2002 these restructuring costs are associated with the continued implementation of the synergy programs, and in 2001 represent merger and restructuring costs associated with synergy programs, net of mandated product divestment gains. In 2001, mandated product divestment gains were US$75 million. The restructuring programs and related costs are discussed in more detail later in this section.

Compared to 2001, marketing and distribution costs reduced by 6% at constant exchange rates, and research and development costs reduced by 10%, both primarily due to the savings associated with synergy programs. General and administrative costs increased by 6% at constant exchange rates, largely due to the cost of projects initiated in 2002 to enhance business processes and systems; this was offset by the inclusion of exchange hedging gains of US$43 million, which are excluded from the CER variance.

Crop Protection operating income for 2002 benefited from US$23 million of gains (2001: loss US$9 million) on disposals of fixed assets. A final royalty payment of US$20 million under a license agreement with Pfizer Inc. which has now expired, was received during 2002, and is shown in General and administrative. Income from this license in 2001 was US$25 million.

Syngenta Group Management Discussion and Analysis

Seeds Operating Income

(US$ million, except growth %)	Total		Special Items		Excluding Special Items		
	2002	2001	2002	2001	2002	2001	% growth CER
Sales	937	938	-	-	937	938	-
Cost of goods sold	(451)	(459)	-	-	(451)	(459)	2
Gross profit	**486**	**479**	-	-	**486**	**479**	**2**
as a percentage of sales	52%	51%	-	-	52%	51%	
Marketing and distribution	(237)	(230)	-	-	(237)	(230)	- 1
Research and development	(119)	(112)	-	-	(119)	(112)	- 4
General and administrative	(62)	(66)	-	-	(62)	(66)	8
Merger and restructuring costs, net of divestment gains	(48)	(9)	(48)	(9)	-	-	
Operating income	**20**	**62**	**(48)**	**(9)**	**68**	**71**	**10**
as a percentage of sales	2%	7%			7%	8%	

Gross profit as a percentage of sales increased by almost 1% over 2001 due to strong growth in the high-margin Vegetables and Flowers businesses in Europe and continued cost containment initiatives in supply chain management. Excluding the effects of exchange rates, costs below gross profit were flat overall and the gross profit improvement generated 10% higher operating income.

Marketing and distribution expenses increased by 1% to US$237 million.

Research and development expenses increased 4% for the year, partly with increasing costs to register GM products and as the business took over full control of the Orynova operation in Japan.

General and administrative expenses decreased in all regions, with the consolidation of non-customer facing back-office activities across the different Seeds crops contributing to the 8% reduction.

Special items in 2002 are cash restructuring costs related to Orynova and the South Korean business and the impairment of tangible and intangible assets, relating to South Korea and other smaller Seeds acquisitions. Cash restructuring costs in the above total US$6 million.

Syngenta Group Management Discussion and Analysis

Plant Science Operating Income

	Total		Special Items		Excluding Special Items		
(US$ million, except growth %)	2002	2001	2002	2001	2002	2001	% growth CER
Sales	-	-	-	-	-	-	-
Cost of goods sold	-	-	-	-	-	-	-
Gross profit	-	-	-	-	-	-	-
as a percentage of sales	-	-			-	-	-
Marketing and distribution	-	-	-	-	-	-	-
Research and development	(153)	(153)	-	-	(153)	(153)	*3*
General and administrative	(20)	(14)	-	-	(20)	(14)	*-30*
Merger and restructuring costs, net of divestment gains	-	-	-	-	-	-	
Operating income	**(173)**	**(167)**	-	-	**(173)**	**(167)**	-
as a percentage of sales	-	-			-	-	

Operating losses showed little change compared to 2001 as the synergy benefit in lower research costs was offset by higher spend in readying the business for commercialization.

Restructuring Programs

Following the formation of Syngenta on November 13, 2000 Syngenta embarked upon a plan to integrate and restructure the combined businesses in order to achieve synergies. Taken together, Syngenta expects that these restructuring actions will result in one-time cash charges of some US$1,000 million, and annual cost savings of around US$625 million by the end of 2005. By the end of 2002, annual cost savings totaled US$362 million and cash costs totaled US$725 million.

Cost of goods sold realized savings of US$60 million in 2002 due to the restructuring of global manufacturing and supply. Further closures of manufacturing sites and technology centers were initiated during 2002, and activities at remaining sites are being realigned for cost base optimization.

Selling, general and administration expenses realized savings of US$91 million due to additional synergy delivery and the full year effects of the integration of sales forces and administrative functions carried out in 2001.

Cost reduction in research and development reflects the continuing intersite rationalization and focusing of research activity.

In addition to the above programmes, Syngenta has initiated plans to restructure certain parts of the Seeds business, acquired before the formation of Syngenta, where performance has not been in line with expectations. In particular, restructuring plans are in place for the South Korean Seeds business and the European cereals business. The cost of the rationalization, including impairment of tangible and intangible fixed assets acquired of US$40 million, totals US$48 million.

Total restructuring charges in 2002 comprised US$248 million of integration, synergy and restructuring costs, US$134 million of fixed asset impairments, and US$14 million of non-cash accounting write-offs incurred in relation to defined benefit pension plans as a direct result of restructuring initiatives. The net charge was US$396 million.

Syngenta Group Management Discussion and Analysis

Financial Expense, Net

Financial expense, net was 24% lower than 2001. Strongly positive operating cash flows reduced net debt by US$548 million, and group financing arrangements were enhanced by centralization of debt and reduction of cash balances leading to improved management of interest rates, increased control over credit and relationships as well as an increase in the sourcing of cost effective financing.

Taxes

The tax rate on ongoing operations was 39% in 2002 (2001: 42%). The estimated credit on Special items was 26% as tax relief is not available for all restructuring costs, in particular the impairment of goodwill. The total effective tax rate was 141%, higher than the 68% recorded in 2001 mainly due to the higher level of restructuring charges in 2002.

During 2002, Syngenta reviewed the realizability of the net deferred tax asset related to its Brazilian Crop Protection operations to take into account the effect of the depreciation in value of the Brazilian real. As a result, the valuation allowance against this deferred tax asset was increased by US$27 million. The effect of this charge on Syngenta's effective tax rate on ongoing operations for 2002 was offset by the tax benefits associated with projects to improve the efficiency for tax purposes of the way Syngenta conducts its operations.

Net Income

Net income, before Special items of US$396 million as defined in Note 3 to the Financial Highlights, was 19% higher than the comparable figure before Special items for 2001. This increase is primarily due to much reduced financing costs and the lower tax rate. Operating income before Special items was stable compared to 2001, but 5% higher at constant exchange rates. The acceleration in restructuring charges, particularly as the integration of production and research activities gathered pace, meant that a net loss of US$27 million was recorded after Special items.

Other Supplementary Income Data

EBITDA excluding Special items increased 2% in US dollar terms and 5% when the effects of currency are excluded due to lower costs and benefits of improved product mix through range rationalization more than offsetting the impact of the lower sales. The relatively higher proportion of Swiss franc and British pound sterling costs compared to sales meant that exchange rates adversely affected EBITDA whilst marginally increasing sales. EBITDA as a percentage of sales increased by 0.8% to 18.6%.

Syngenta Group Management Discussion and Analysis

2001 COMPARED TO 2000

Statutory and Proforma numbers

In order to understand both the effect of the acquisition of Zeneca agrochemicals business by Novartis agribusiness to form Syngenta, and also the underlying business performance in 2001 compared to 2000, Syngenta management considers that it is necessary to present 2000 financial information both on a statutory consolidated basis, and on a proforma basis.

The statutory consolidated basis, referred to as "statutory" in the tables that follow, is prepared on the basis described in Note 1 to the Financial Highlights, and is in accordance with International Financial Reporting Standards (IFRS).

The proforma basis, referred to as "proforma" in the tables that follow, assumes that both legacy businesses merged from January 1, 1999, and excludes all products which have been divested in compliance with competition authority mandates for the formation of Syngenta.

Sales commentary

Statutory

On a statutory basis, total Syngenta consolidated sales for 2001 were US$6,323 million, compared to US$4,876 million for 2000. The following table demonstrates how the increase in sales of 33% at constant exchange rates (CER) arose:

	Full Year		Growth	
(US$ million, except growth %)	2001	2000	Actual %	CER %
Crop Protection	5,385	3,918	37	41
Seeds	938	958	- 2	2
Total	**6,323**	**4,876**	**30**	**33**

The 41% rise in Crop Protection sales is primarily because of the impact of a full year of Zeneca agrochemicals business sales being contained in the 2001 sales; 2000 contains Zeneca agrochemicals business sales for November and December 2000 only.

Aside from this, the ex-Novartis Crop Protection business sales declined 9% in 2001.

Adverse currency effects impacted total sales by 3%.

Syngenta Group Management Discussion and Analysis

The commentary on sales that follows is on a proforma basis.

Crop Protection Sales

Growth rates in the following narrative compare 2001 actuals with proforma 2000 and are at constant exchange rates (CER) unless otherwise stated.

Commentary on product performance

	Full Year		Growth	
Product line	Actual 2001 US$ million	Proforma 2000 US$ million	Actual %	CER %
Selective herbicides	1,722	1,841	- 6	- 3
Non-selective herbicides	687	760	- 10	- 5
Fungicides	1,392	1,541	- 10	- 5
Insecticides	944	1,069	- 12	- 6
Professional products	522	558	- 6	- 4
Others	118	119	- 1	-
Total	**5,385**	**5,888**	**- 9**	**- 5**

Selective Herbicides: major brands BICEP® MAGNUM, CALLISTO®, DUAL® MAGNUM, FLEX®, FUSILADE®, TOPIK®
In corn herbicides, sales of the market-leading brands of DUAL®/BICEP® MAGNUM were up slightly and the successful mid-season first introductions of CALLISTO® in Europe and the USA resulted in sales of US$27 million. In cereals, sales of the grass herbicide TOPIK® grew strongly following the successful full launch in the USA and a sustained performance in Western Europe. FUSILADE®, also for grass control, benefited from the delayed acceptance of herbicide tolerant soybeans in Brazil. Lower sales in Argentina and of smaller and older brands led to the overall reduction in selective herbicides.

Non-selective Herbicides: major brands GRAMOXONE®, TOUCHDOWN®
The successful launch of TOUCHDOWN® IQ™ in the USA underpinned strong growth for the TOUCHDOWN® brand in this market. This more than offset lower sales in Argentina and Brazil where the company has maintained its tight credit policy. The first full year of GRAMOXONE® production at the new Nantong plant, combined with the expansion of the field force, resulted in further sales growth in China; this did not fully compensate for declines in the USA, due to a reduced burndown market, and in Latin America.

Fungicides: major brands AMISTAR®, RIDOMIL GOLD®, SCORE®, TILT®, UNIX®
Sales of AMISTAR®, the largest product in the fungicide portfolio, were up 3%, benefiting from introductions in new crops, particularly in the USA and Canada. SCORE®, a vegetable and rice fungicide, continued to grow strongly in both Asia and Latin America. These performances were insufficient to offset the unfavorable market conditions during the year, particularly for cereal crops in Northern Europe and non-field crops in North America, which resulted in reduced treatments for UNIX®, TILT® and RIDOMIL GOLD®.

Insecticides: major brands ACTARA®, FORCE®, KARATE®, PROCLAIM®, VERTIMEC®
ACTARA® grew strongly during the year following launches in the USA, Japan and India. Sales of PROCLAIM® sustained good growth following a second successful year on cotton in Australia. KARATE® sales were lower overall as volume increases were insufficient to offset price competition in the USA cotton market. VERTIMEC® sales were reduced by increased competition in the acaricides market. Overall sales were down due to lower sales in Argentina and the continued phase-out of less profitable, older and third-party products.

Professional Products: major brands AVID®, BARRICADE®, CRUISER®, DIVIDEND®, HERITAGE®, ICON®, MAXIM®
Sales in Seed Treatments increased; CRUISER®, the new insecticide seed treatment, and the fungicide seed treatments, DIVIDEND® and MAXIM®, sustained good growth. Turf and Ornamental sales declined as a result of low pest and disease pressure in the important USA market. Reduced tenders for the insecticide ICON® impacted the Public Health business.

Syngenta Group Management Discussion and Analysis

Commentary on regional performance

	Full Year		Growth	
Regional	Actual 2001 US$ million	Proforma 2000 US$ million	Actual %	CER %
Europe, Africa and Middle East	1,870	1,991	- 6	- 2
NAFTA	1,887	2,008	- 6	- 6
Latin America	677	850	- 20	- 19
Asia Pacific	951	1,039	- 8	1
Total	**5,385**	**5,888**	**- 9**	**- 5**

Sales in Europe, Africa and the Middle East were affected by the adverse market conditions in Western Europe. Good sales growth was sustained in Eastern Europe.

In NAFTA, good sales growth in Canada and Mexico was insufficient to offset the adverse effects of reduced USA acreages, a competitive USA cotton market and drought, which reduced markets in western and southern horticultural areas. In addition, there were inventory reductions in the distribution channel.

In Latin America, the maintenance of Syngenta's tight credit policy has resulted in a deliberate sales reduction, with encouraging growth in direct marketing to large growers in Brazil insufficient to offset the overall decrease.

Sales in Asia Pacific in the second half of the year benefited from changes in distribution arrangements and downstream moves, primarily in Japan with the acquisition of Tomono Agrica, Australia and the Philippines, and the increased sales in China of GRAMOXONE®.

Seeds Sales

Growth rates in the following narrative compare 2001 actuals with Proforma 2000 and are at constant exchange rates (CER) unless otherwise stated.

Commentary on product performance

	Full Year		Growth	
Product line	Actual 2001 US$ million	Proforma 2000 US$ million	Actual %	CER %
Field Crops	530	552	- 4	-
Vegetables and Flowers	408	406	1	5
Total	**938**	**958**	**- 2**	**2**

Field Crops: major brands NK® corn, NK® oilseeds, HILLESHÖG® sugar beet
Sales of corn were unchanged; NK® corn grew strongly following successful launches of new hybrids in both Europe and Brazil while sales in NAFTA declined partly due to the decrease in corn acreage. Oilseeds sales were up, with sales of soybeans and sunflower seeds growing strongly in the Americas and Eastern Europe respectively. HILLESHÖG® sugar beet performed well in a declining European market. The divestment of sorghum in 2000 accounted for over 1% of the reduction in total Field Crop sales. Sales of genetically modified product continued to grow and accounted for 17% of total sales.

Vegetables and Flowers: major brands S&G® vegetables, ROGERS® vegetables, S&G® flowers
Strong sales growth was achieved especially in S&G® vegetables. Sales in Europe (with notable contributions from peppers, tomatoes, melons and leeks), Asia and Brazil all increased; subdued demand and heavy competition hampered performance in NAFTA.

Sales of S&G® flowers increased in Europe; in NAFTA sales were slightly lower in a highly competitive market.

Syngenta Group Management Discussion and Analysis

Commentary on regional performance

Regional	Full Year Actual 2001 US$ million	Full Year Proforma 2000 US$ million	Growth Actual %	Growth CER %
Europe, Africa and Middle East	393	387	2	11
NAFTA	404	429	- 6	- 6
Latin America	88	85	4	5
Asia Pacific	53	57	- 7	3
Total	**938**	**958**	**- 2**	**2**

Sales growth in Europe, Africa and the Middle East was driven by success in vegetables, corn and oilseeds.

In NAFTA, reduced acreages in corn and sugar beet and difficult market conditions in vegetables and flowers all contributed to the sales decline.

In Latin America, principally Brazil, growth was achieved across the product range.

Strong growth in Vegetables sales in Thailand and Australia resulted in increased sales in Asia Pacific at constant exchange rates.

Syngenta Group Management Discussion and Analysis

Operating Income

Unless stated otherwise, the following discussion is based on operating income excluding Special items.

To improve transparency, items classified at merger as corporate have been reallocated to the three reporting segments, with the exception of merger costs which are classed as unallocated.

Operating Income excluding Special items

	Full Year		Growth	
(US$ million, except growth %)	2001	2000 statutory	Actual %	CER %
Crop Protection	738	666	*11*	*18*
Seeds	71	3	*2,267*	*2,700*
Plant Science	(167)	(125)	*- 34*	*- 34*
Total	**642**	**544**	***18***	***26***

Crop Protection Operating Income

Statutory

	Total		Special Items		Excluding Special Items		
(US$ million, except growth %)	2001	2000 statutory	2001	2000 statutory	2001	2000 statutory	% growth
Sales	5,385	3,918	-	-	5,385	3,918	*37*
Cost of goods sold	(2,740)	(1,946)	-	-	(2,740)	(1,946)	*- 41*
Gross profit	**2,645**	**1,972**	-	-	**2,645**	**1,972**	***34***
as a percentage of sales	*49%*	*50%*			*49%*	*50%*	
Marketing and distribution	(948)	(754)	-	-	(948)	(754)	*- 26*
Research and development	(458)	(312)	-	-	(458)	(312)	*- 47*
General and administrative	(501)	(240)	-	-	(501)	(240)	*- 109*
Merger and restructuring costs, net of divestment gains	(265)	524	(265)	524	-	-	-
Operating income	**473**	**1,190**	**(265)**	**524**	**738**	**666**	***11***
as a percentage of sales	*9%*	*30%*			*14%*	*17%*	

As a percentage of sales, gross profit of 49% in 2001 decreased by just over 1% from 2000. Operating income increased by 11% in 2001 to US$738 million. In addition to the effect of the acquisition of Zeneca agrochemicals business, improvements in the product mix and the phasing-out of older and third party products were offset by an aggregate price decline.

Special items are material items that management regard as requiring separate disclosure to provide a more thorough understanding of ongoing business performance, and in 2001 and 2000 were merger and restructuring costs associated with synergy programs, net of mandated product divestment gains. Special items in 2001 were a net cost of US$265 million. Special items in 2000 were a net gain of US$524 million due to significant gains on mandated divestments. The restructuring program and related costs are discussed in more detail later in this section.

Marketing and distribution expenses increased in 2001 by 26% to US$948 million as 2001 included a full 12 months of Zeneca agrochemicals business. Marketing and distribution expenses as a percentage of sales decreased slightly to 18% as cost savings resulting from the merger were realized.

Syngenta Group Management Discussion and Analysis

Research and development expenses increased by 47% in 2001 to US$458 million. As a percentage of sales, Research and development remained flat at 8%. 2001 charges included 12 months of the ex-Zeneca research sites while 2000 included only 2 months.

General and administrative expenses increased by 109% in 2001 to US$501 million, principally due to the inclusion of twelve months of Zeneca agrochemicals business in 2001 and the associated amortization of goodwill arising on the acquisition. As a percentage of sales, General and administrative expenses increased to 9%. General and administrative expenses were affected by a number of one-off sundry other income and expense items, including additional provisions against trade receivables in Argentina.

Proforma

	Total		Special Items		Excluding Special Items		
(US$ million, except growth %)	2001	2000 proforma	2001	2000 proforma	2001	2000 proforma	% growth CER
Sales	5,385	5,888	-	-	5,385	5,888	-5
Cost of goods sold	(2,740)	(3,014)	-	-	(2,740)	(3,014)	6
Gross profit	**2,645**	**2,874**	-	-	**2,645**	**2,874**	**-5**
as a percentage of sales	*49%*	*49%*			*49%*	*49%*	
Functional expenses	(1,907)	(2,008)	-	-	(1,907)	(2,008)	3
Merger and restructuring costs, net of divestment gains	(265)	591	(265)	591	-	-	-
Operating income	**473**	**1,457**	**(265)**	**591**	**738**	**866**	**-9**
as a percentage of sales	*9%*	*25%*			*14%*	*15%*	

In comparison with the 2000 proforma results, gross profit decreased by 5% reflecting the difficult weather conditions in Europe and the USA and the self-imposed sales constraints in Latin America. Gross profit increased slightly as a percentage of sales due to improvements in the product mix and synergy savings, which were sufficient to offset an aggregate price decline.

Functional expenses decreased by 3%, reflecting savings due to the merging of duplicate functions in many countries.

Operating income was reduced by 9% because of the adverse pressures on sales and prices mentioned above, but due to cost saving measures declined by only 1% as a percentage of sales.

Syngenta Group Management Discussion and Analysis

Seeds Operating Income

Statutory

(US$ million, except growth %)	Total 2001	Total 2000 statutory	Special Items 2001	Special Items 2000 statutory	Excluding Special Items 2001	Excluding Special Items 2000 statutory	% growth
Sales	938	958	-	-	938	958	-2
Cost of goods sold	(459)	(496)	-	-	(459)	(496)	7
Gross profit	**479**	**462**	-	-	**479**	**462**	*4*
as a percentage of sales	*51%*	*48%*	-	-	*51%*	*48%*	
Marketing and distribution	(230)	(235)	-	-	(230)	(235)	2
Research and development	(112)	(103)	-	-	(112)	(103)	-9
General and administrative	(66)	(121)	-	-	(66)	(121)	45
Merger and restructuring costs, net of divestment gains	(9)	-	(9)	-	-	-	-
Operating income	**62**	**3**	**(9)**	-	**71**	**3**	***2,267***
as a percentage of sales	*7%*	-			*8%*	-	

Operating income increased by 2,267% in 2001 to US$71 million and overall gross profit increased by 4%, from US$462 million in 2000 to US$479 million in 2001. The increases were due to strong growth in the high-margin Vegetables business and the realization of the benefits of rationalization of non-priority crops undertaken in 2000.

Marketing and distribution expenses decreased by 2% to US$230 million.

The overall increase in Research and development expenses to US$112 million was 9% for the year. However, as a percentage of sales, Research and development costs were flat at about 12%.

General and administrative expenses decreased by 45% to US$66 million in 2001 mainly because of sustained cost reduction resulting from the 2000 crop rationalization restructuring initiatives mentioned above.

Proforma

(US$ million, except growth %)	Total 2001	Total 2000 proforma	Special Items 2001	Special Items 2000 proforma	Excluding Special Items 2001	Excluding Special Items 2000 proforma	% growth CER
Sales	938	958	-	-	938	958	2
Cost of goods sold	(459)	(496)	-	-	(459)	(496)	5
Gross profit	**479**	**462**	-	-	**479**	**462**	*10*
as a percentage of sales	*51%*	*48%*	-	-	*51%*	*48%*	
Functional expenses	(408)	(459)	-	-	(408)	(459)	8
Merger and restructuring costs, net of divestment gains	(9)	-	(9)	-	-	-	-
Operating income	**62**	**3**	**(9)**	-	**71**	**3**	***2,700***
as a percentage of sales	*7%*	-			*8%*	-	

In comparison with 2000 proforma results, gross profit increased by 10%, and by 3% as a percentage of sales. Strong growth in high-margin Vegetables was the main contributor to the increased profitability.

Successful cost reductions resulted in a decrease in functional expenses of 8% that, together with the increase in the profit margin noted above, were the main drivers of the large increase in the 2001 operating income.

Syngenta Group Management Discussion and Analysis

Plant Science Operating Income

Statutory

	Total		Special Items		Excluding Special Items		
(US$ million, except growth %)	2001	2000 statutory	2001	2000 statutory	2001	2000 statutory	% growth
Sales	-	-	-	-	-	-	-
Cost of goods sold	-	-	-	-	-	-	-
Gross profit	-	-	-	-	-	-	-
as a percentage of sales	-	-			-	-	
Marketing and distribution	-	-	-	-	-	-	-
Research and development	(153)	(122)	-	-	(153)	(122)	- 25
General and administrative	(14)	(3)	-	-	(14)	(3)	- 367
Merger and restructuring costs, net of divestment gains	-	-	-	-	-	-	-
Operating income	(167)	(125)	-	-	(167)	(125)	- 34
as a percentage of sales	-	-			-	-	

Operating losses increased by 34% to US$167 million in 2001. This is mainly because 2001 includes a full year's charges for Zeneca research and technology sites as opposed to two months of charges in 2000, which is also the reason for the difference between statutory and proforma for Plant Science.

Proforma

	Total		Special Items		Excluding Special Items		
(US$ million, except growth %)	2001	2000 proforma	2001	2000 proforma	2001	2000 proforma	% growth CER
Gross profit	-	-	-	-	-	-	-
as a percentage of sales	-	-	-	-	-	-	-
Functional expenses	(167)	(176)	-	-	(167)	(176)	3
Merger and restructuring costs, net of divestment gains	-	-	-	-	-	-	-
Operating income	(167)	(176)	-	-	(167)	(176)	3
as a percentage of sales	-	-			-	-	

In comparison with 2000 statutory results, investment in Plant Science remained steady. 2001 versus 2000 proforma spending on research and technology was relatively unchanged.

Syngenta Group Management Discussion and Analysis

Merger and Restructuring Programs

Following the formation of Syngenta on November 13, 2000 Syngenta embarked upon a plan to integrate and restructure the combined businesses in order to achieve synergies. Taken together, Syngenta expects that these restructuring actions will result in annual cost savings of US$625 million per annum by the end of 2005. Synergy plans were increased in 2002 from the previously projected cost savings of US$525 million and the forecasted one-time restructuring cash cost of US$900 million was increased to US$1,000 million. For 2001, the cost savings totalled US$165 million.

Cost of goods sold realized savings of US$50 million due to the restructuring of global manufacturing and supply. About half of the planned closures of manufacturing sites and technology centers were initiated by the end of 2001 and activities at remaining sites are being realigned for cost base optimization.

Selling, general and administration expenses realized savings of US$95 million as the integration of sales forces and administrative functions were quickly effected following the merger.

Research and development expenses realized savings of US$20 million due mainly to the closure of the Western Research Center in California. Cost reduction in Research and development reflects the continuing intersite rationalization and focusing of research activity.

In 2001, restructuring charges comprised US$269 million of integration and synergy costs, US$86 million of asset impairments and US$3 million of merger costs. Gains of US$6 million were realized on the release of provisions previously charged to income and US$75 million were realized on the disposal of products divested in response to competition authorities' requirements. The net charge was US$277 million.

The following commentary is only on a statutory basis.

Financial Expense, Net

Financial expense, net increased by US$164 million in 2001 as compared to 2000, an increase of 193%, mainly due to the effect of debt arising on the acquisition of Zeneca agrochemicals business and the carve-out of Novartis agribusiness from Novartis AG.

US$99 million of the increase is the swing to currency losses of US$54 million in 2001 from gains of US$45 million in 2000, caused mainly by the revaluation of foreign currency balances within the Syngenta Group.

Interest expense increased by US$100 million largely due to debt incurred on the formation of Syngenta and the increased cost of borrowing in Latin America. In Brazil, increased interest expense was partially offset by an increase in interest income of US$26 million, much of which is interest implicit in sales prices to customers with extended credit terms.

Taxes

The tax rate on normal trading operations was 42% in 2001, decreased from an estimated 48% in 2000. Of this 42%, 9% is due to the non-deductible goodwill amortization associated with the acquisition accounting for Zeneca agrochemicals business. The credit received on restructuring costs was at a rate of 32% with the result of an overall tax rate of 68% in 2001, increased from 37% in 2000. The 37% tax charge in 2000 benefited from the effect of tax-efficient mandated product divestments.

Syngenta Group Management Discussion and Analysis

Net Income

Net income as a percentage of total sales was 0.5% in 2001 compared to 11.6% in 2000. This decrease is primarily due to the impact of non-recurring gains in 2000 from product divestments mandated by the competition authorities prior to the acquisition of Zeneca agrochemicals business and the poor trading environment in 2001.

Other Supplementary Income Data

Statutory

EBITDA decreased 29% from US$1,312 million in 2000 to US$930 million in 2001. EBITDA as a percentage of sales decreased from 27% in 2000 to 15% in 2001, substantially as a result of special gains related to mandated divestments experienced in 2000. EBITDA excluding Special items increased to US$1,127 million in 2001 from US$856 million in 2000. As a percentage of sales, EBITDA excluding Special items increased to 17.8% in 2001.

Proforma

EBITDA excluding Special items decreased 6% from US$1,195 million in 2000 to US$1.127 million in 2001, although there was no change in constant currency terms. As a percentage of sales, EBITDA excluding Special items was increased to 17.8% in 2001.

Syngenta Group Management Discussion and Analysis

OTHER INFORMATION

Foreign operations and foreign currency transactions

Syngenta's subsidiaries use their local currency as their functional currency for accounting purposes except where the use of a different currency more fairly reflects their actual circumstances.

The Argentine peso is the functional currency of Syngenta's subsidiaries in Argentina. In February 2002, the government in Argentina announced several reforms intended to stabilize the economic environment. These included redenominating all outstanding receivables denominated in US dollars into Argentine pesos. This affected Syngenta's currency exposure profile. In response to this, Syngenta applied additional credit restrictions and altered local financing arrangements to reduce further its exposure to peso currency risk. Future exchange rates for the peso and future government actions remain uncertain and Syngenta is not able to estimate their effects.

The Brazilian real is the functional currency of Syngenta's subsidiaries in Brazil. During 2002 and 2001, the Brazilian real devalued significantly against the US dollar. To reduce its exposure to risks associated with the devaluation, Syngenta has altered local financing arrangements, applied credit restrictions to customers and has fully hedged its balance sheet exposure using currency derivatives. Sales to customers in Brazil must be invoiced in Brazilian real to meet legal requirements. The extent to which sales prices in Brazilian real can be increased to offset the effect of any further devaluation remains uncertain. Syngenta is not able to estimate the effect of any further devaluation of the Brazilian real on operating income in future periods.

Liquidity and capital resources

Syngenta's principal sources of liquidity consist of cash generated from operations and third party debt available through unsecured non-current bonds, commercial paper and credit facilities. Syngenta reported cash and cash equivalents on December 31, 2002, 2001 and 2000 of US$232 million, US$288 million and US$756 million respectively. At December 31, 2002, 2001 and 2000, Syngenta had current financial debts of US$1,207 million, US$1,420 million and US$3,085 million respectively, and non-current financial debts of US$925 million, US$1,116 million, and US$100 million respectively. As a result of the cash flow generated by operating activities Syngenta's debt to debt plus equity gearing ratio (which takes into account debt related derivative net assets of US$229 million (2001: US$29 million)) has declined to 28% at the end of 2002 (end of 2001: 35%).

Capital Markets and Credit Facilities

Funds for Syngenta's working capital needs were available during the year from a committed, revolving, multi-currency, syndicated credit facility of US$2,500 million (the "Credit Facility") that matures in 2005. As of December 31, 2002 Syngenta had utilized US$48 million under the Credit Facility, leaving US$2,452 million available for future requirements. The company's policy is to maintain flexibility in its funding by accessing the capital markets and by maintaining a committed bank facility, local bank facilities and commercial paper program. The cost of borrowing from these facilities is related to the cost of borrowing on the London and European Inter-bank markets, and Syngenta's credit rating.

On July 10, 2001, Syngenta issued €800 million 5-year Eurobonds with a coupon rate of 5.5% and €350 million 2-year Floating Rate Notes in replacement of banking facilities.

On December 15, 2000, Syngenta entered into a US$2,500 million Global Commercial Paper program. Syngenta began issuing Euro commercial paper in March 2001. As at December 31 2002 US$221 million of Commercial Paper is in issue.

Management is of the opinion that the funding available to it from these sources will be sufficient to satisfy its working capital, capital expenditure and debt service requirements for the foreseeable future, including cash expenditure relating to restructuring programs. Current and non-current financial debts contain only general and financial default covenants, with which Syngenta is in compliance.

Syngenta Group Management Discussion and Analysis

Commitments for capital expenditure at December 31, 2002 are US$32 million. On November 5, 2002, Syngenta South Asia AG, a 100% subsidiary of the Syngenta group, announced an offer to buy the publicly held minority interest of Syngenta India Limited for Indian Rupees (INR) 130 per share. If all minority shareholders accept the Syngenta offer, Syngenta will be required to pay US$42 million. This will be financed from the credit facilities described above. The offer closed on January 28, 2003, at which time acceptances had been received to give Syngenta control over approximately 84% of the shares.

Financial Results

The following table sets out certain information about the cash flow for each of the periods indicated:

	Year ended December 31,		
(US$ million)	2002	2001	2000
Cash flow from operating activities	802	548	610
Cash flow from/(used for) investing activities	(260)	(122)	1,045
Cash flow from/(used for) financing activities	(607)	(868)	(968)

Cash Flow from Operating Activities

2002 compared to 2001

In 2002, cash flow from operating activities totaled US$802 million, an increase of US$254 million compared to 2001. This increase reflects improved working capital ratios and is after US$135 million of voluntary additional pension contributions, which were made to improve the funded status of defined benefit pension funds which have been adversely affected by falls in equity prices. Syngenta aims to continue to reduce working capital levels in the future, but does not expect a similar rate of improvement in working capital ratios in 2003 as achieved in 2002.

2001 compared to 2000

In 2001, cash flow from operating activities totaled US$548 million, a decrease of US$62 million compared to 2000. This decrease reflects significant cash payments arising from the formation of Syngenta and the resulting restructuring, net of increased cash flows from improved operating performance helped by lower working capital in 2001.

Cash Flow from/(used for) Investing Activities

2002 compared to 2001

In 2002, cash flow used for investing activities increased by US$138 million from 2001, totaling US$(260) million. The cash outflow is derived from US$165 million of capital expenditures and investments of US$166 million, net of proceeds from disposals of US$71 million.

Expenditure on new and improved property, plant and equipment decreased from US$253 million in 2001 to US$165 million in 2002.

In 2001 an investment was made to obtain worldwide, exclusive product rights to the insecticide, *thiamethoxam,* and the payment of US$120 million was made in 2002. Other investment expenditures related mainly to software licenses.

Business divestment proceeds in 2002 decreased to US$11 million, derived mainly from the sale of the selective herbicide, *racer*, compared to divestment proceeds of US$195 million in 2001. Other proceeds are from the sale of fixed assets.

Syngenta Group Management Discussion and Analysis

2001 compared to 2000

In 2001, cash flow from investing activities totaled US$(122) million, a decrease of US$1,167 million compared to 2000. The prior year inflow results from proceeds from divested assets of US$825 million and cash inflows of US$387 million from business acquisitions in 2000. The net cash outflow of US$122 million is primarily the result of divestment proceeds of US$195 million, investments of US$88 million and capital expenditure of US$253 million.

Divestment proceeds of US$195 million result from sale of the herbicides *sulcotrione* and *propaquizafop*, the fungicide *flutriafol* and the insecticide *thiocyclam*. The divestments of *sulcotrione, propaquizafop* and *flutriafol* were required in order to obtain regulatory authorities' approval of the merger of Novartis agribusiness with Zeneca agrochemicals. The *thiocyclam* divestment resulted from product range rationalization.

Investments relate principally to additional investments in Sakata seeds, the acquisition of the remaining shareholding in CC Benoist SA (previously held as an associate) and the buyout of the minority shareholdings in Syngenta Crop Protection Sdn.Bhd, Malaysia, Syngenta Crop Protection Ltd, Thailand and Tomono Agrica KK, Japan.

Investment in Property, Plant and Equipment

Syngenta continues to make investments in the form of new and improved property, plant and equipment. Capital expenditures for the years ended December 31, 2002, 2001 and 2000 were US$165 million, US$253 million and US$185 million respectively.

Cash Flow from/(used for) Financing Activities

2002 compared to 2001

In 2002, cash flow used for financing activities included dividends paid of US$54 million and decreased by US$261 million to US$(607) million. The net change in cash and cash equivalents was US$(56) million compared to US$(468) million in 2001. Cash flow from operating activities was primarily used to repay financial debt.

2001 compared to 2000

In 2001, cash flow used for financing activities decreased by US$100 million to US$(868) million. In 2000 Syngenta repaid debt and equity formerly provided to Novartis agribusiness and Zeneca agrochemicals business, by Novartis AG and AstraZeneca Plc respectively. In addition Syngenta repurchased approximately 9.99% of its outstanding common stock immediately following the listing of Syngenta shares at a total cost of US$524 million.

In 2001, Syngenta issued €800 million 5-year Eurobonds with a coupon rate of 5.5% and €350 million 2-year Floating rate notes in replacement of current financial debt.

The US$868 million repayment of financial debt comprised a reduction of current debt of US$609 million, repayment of trade receivables factored with recourse of US$137 million, and payment of US$140 million to Novartis AG resulting from the purchase of assets from Novartis Agricultural Discovery, Inc., which were partly offset by financing inflows of US$18 million.

Syngenta Group Management Discussion and Analysis

Research and development

Syngenta has major research centers in Basel, Switzerland; Jealotts Hill, England: and Syngenta Biotechnology, Inc., North Carolina, USA.

There are two principal elements to Syngenta research. The first is to develop new products and technologies. The second is to support existing products: extending their uses, improving their performance and monitoring their long-term environmental profile and safety.

To enable the development of safe and effective solutions which enhance sustainable farming systems, Syngenta organizes its R&D activities around five core technology programs: Genomics; Discovery; Crop Protection Research; Crop Genetics Research; and Health Assessment and Environmental Safety. These are closely integrated to increase the overall capacity, to discover new active ingredients and provide practical routes to novel crop varieties.

Syngenta development scientists work to establish the biological potential of lead research compounds, obtain product registrations and bring plant varieties to the market that meet the needs of farmers, as well as their customers in the food supply chain.

Development involves extensive field tests as part of the health and environmental safety evaluation to ensure that products meet rigorous standards around the world. Development activities also include the improvement of production processes for new active ingredients and formulations.

In Seeds, new varieties and hybrids are developed using a number of advanced breeding methods, including marker-assisted breeding, together with conventional skills that improve the success rate of breeding programs.

As part of the synergy program, and in order to meet commercial targets and to create a sustainable and dynamic R&D foundation for the future, this year has seen a program of streamlining and restructuring across the various R&D sites. Strategic "centers of excellence" have been developed, giving each site a unique role and defined scientific expertise and resource. Implementation of this simplified structure now gives an increased focus on research output.

Activities are now focused in key sites in Switzerland, the UK and the USA:

- Basel and Stein (Switzerland): Crop protection research
- Jealott's Hill and Central Toxicology Laboratory (UK): Discovery and bio-performance research; regulatory studies and toxicology
- Syngenta Biotechnology Inc. (USA): Crop genetics research and genomics

The total spent on Research and development was US$697 million in 2002, US$723 million in 2001 and US$537 million in 2000. Syngenta's investment in genomics underpins all of the product outputs and the increasing emphasis on integrated crop solutions is leading to converging research goals and programmes across seeds, chemicals and traits. Attribution of Research and development costs for 2002 was US$425 million for Crop Protection, US$119 million for Seeds and US$153 million for Plant Science, including crop traits introduced through biotechnology.

In addition to Syngenta's own Research and development efforts, Syngenta has also entered into a number of alliances and Research and development agreements.

There are no off-balance sheet financing transactions associated with Research and development activity.

Off balance sheet arrangements, contractual obligations, commitments and contingent liabilities

At December 31, 2002, Syngenta had the following contractual obligations to make future payments in the following periods:

			Payments due by period			
US$ million	Notes to the financial statements reference	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Financial debt	20	2,132	1,207	57	858	10
Interest on financial debt		93	31	50	12	-
Operating lease payments	29	42	13	20	5	4
Unconditional purchase obligations	29	442	133	160	111	38
Long-term research agreements	29	31	11	16	4	-
		2,740	1,395	303	990	52

A significant portion of financial debt bears interest at a variable rate. The interest payments on this debt have not been included in the above table as they are variable rate and are therefore not capable of being described accurately as commitments.

The supply agreements for materials which give rise to the unconditional purchase obligations are entered into by Syngenta to ensure availability of materials which meet the specifications required by Syngenta. Where suppliers have made significant capital investment, these agreements generally provide for Syngenta to pay penalties in the event that it were to terminate the agreements before their expiry date.

US GAAP

Syngenta's financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), which differ in certain significant respects from US GAAP. Note 33 of the consolidated financial statements describes in detail the amount and nature of these differences.

For the year ended 31 December 2002, the net loss under IFRS was US$27 million, compared to a net loss of US$165 million under US GAAP.

For the year ended December 31, 2002, goodwill continued to be amortized under IFRS, but for US GAAP Syngenta adopted the impairment-only goodwill accounting method required by SFAS 142. Goodwill amortization of US$53 million charged under IFRS was therefore added back in calculating US GAAP net income. US GAAP net income was, however, reduced compared to IFRS net income by the amortization and impairment of intangible assets recognized for Crop Protection product rights on acquisition of Ciba-Geigy in December 1996. As mentioned below, this business combination was accounted for as a uniting of interests under IFRS. Therefore, no intangible assets were recognized for IFRS when the business combination occurred, and consequently no amortization or impairment has been charged to IFRS net income in 2002 in respect of these assets. An impairment charge of US$83 million was recorded in respect of these product rights under US GAAP as the result of rationalization of the Crop Protection product portfolio, which, following the creation of Syngenta, includes the former Zeneca product range.

Syngenta Group Management Discussion and Analysis

The process and method of testing goodwill for impairment under IFRS and US GAAP are different. Under IAS 36, goodwill must be allocated for impairment testing purposes to the lowest level of asset group for which identifiable cash flows exist. Under US GAAP, SFAS 142 requires goodwill to be tested for impairment at the reporting unit level. A reporting unit represents an operating segment or component thereof, but economically similar components must be aggregated. Syngenta has carried out the impairment test at the total Crop Protection and Seeds level. As the fair value of the Seeds segment as a whole exceeds the carrying amount of its net assets, no impairment to goodwill arises under SFAS 142. Therefore, impairment of US$23 million charged to IFRS net income, in respect of goodwill allocated to Seeds operations, has been added back in determining US GAAP net income.

The criteria for recording impairment losses on available-for-sale financial assets are also different in IFRS and US GAAP. Syngenta has equity shareholdings in certain publicly quoted companies which are shown at market value within non current financial assets in the balance sheet, and classified as available-for-sale under IAS 39 and SFAS 115. Syngenta reports changes in fair value of available-for-sale financial assets in shareholders' equity. Under IAS 39, where an entity has chosen to report changes in fair value of available-for-sale financial assets in shareholders' equity, it continues to do so even if the market value of an asset falls below cost, unless impairment is objectively evidenced by events such as default, bankruptcy or significant financial difficulty of the investee occurring or becoming probable. These events have not occurred or become probable in respect of any available-for-sale assets held by Syngenta. Syngenta has no intention to dispose of these assets at the present time and accordingly, no impairment has been recorded for IFRS. However, under SFAS 115 as interpreted by SAB 59, impairment is recorded when there is a decline which is other than temporary in the value of an available-for-sale security with a readily determinable fair value, unless there is objective evidence that the asset can be realized in the near term at a value in excess of its current market price. The market value of certain of these shareholdings has declined below their original cost in line with general stock market trends. Therefore, Syngenta has recorded an impairment of US$53 million in 2002 US GAAP net income in relation to these assets.

For the year ended December 31, 2001, net income under IFRS was US$34 million, compared to a net loss of US$(247) million under US GAAP. The main reasons for the difference were differences in the application and incidence of purchase accounting between IFRS and US GAAP, which caused differences to arise on both the purchase accounting for Zeneca agrochemicals business and on other acquisitions.

For the year ended December 31, 2001, the net difference in pre-tax income arising between the IFRS and US GAAP treatments of the purchase accounting for Zeneca agrochemicals business was US$(288) million. The main items causing the difference include the accounting treatment of assembled workforce, in-process Research and development, restructuring charges and the adjustment of fair values. The purchase price for Zeneca agrochemicals business was allocated at December 31, 2000 on a preliminary basis, and the allocation was finalized during 2001, as explained in detail in Note 33 of the consolidated financial statements. Under IAS 22, information arising in the post-acquisition allocation period which gives additional evidence as to the fair value of assets and liabilities at the acquisition date is required to be used for the purposes of adjusting fair values at the acquisition date. However, under US GAAP, additional conditions must be fulfilled in order for such information to result in an adjustment to the purchase price allocation. If these conditions are not met, the changes must be recognized in the income statement.

The most significant of the purchase accounting differences arising in 2001 on the acquisition of Zeneca agrochemicals business was the adjustment to the carrying values of certain intangible assets and property, plant and equipment, which gave rise to an adjustment to fair values required under IAS 22, but to an impairment loss of US$(282) million for US GAAP under SFAS 121.

Syngenta Group Management Discussion and Analysis

For the year ended December 31, 2001, the net difference in pre-tax income arising between the IFRS and US GAAP treatments of the purchase accounting for other acquisitions was US$(141) million. This difference mainly arises because the accounting treatment for the 1996 merger of Sandoz and Ciba-Geigy under IFRS is different from the accounting treatment under US GAAP. For IFRS purposes, the merger was accounted for as a uniting of interests, however, for US GAAP the merger does not meet all of the required conditions of Accounting Principles Board Opinion No. 16 for a pooling in interests and therefore is accounted for as a purchase. In 2001 Syngenta has reviewed the recoverability of intangible assets related to marketed products assumed in the Ciba-Geigy business combination reported within the Crop Protection segment, as part of the product range rationalization process following the acquisition of Zeneca agrochemicals business. The most significant items within the US$(141) million include (i) the US GAAP amortization of the fair values arising under from the Ciba Geigy purchase accounting, (ii) an impairment loss of US$16 million, which has been recognized in the current year pursuant to SFAS 121 in US GAAP net income in respect of a certain product, and (iii) a divestment gain recognized under IFRS has been reduced under US GAAP, by US$21 million, to adjust the US GAAP carrying value previously attributed to a divested product.

The incremental difference in deferred tax expense of US$136 million under US GAAP is primarily related to the income tax benefit arising on the purchase accounting adjustments mentioned above.

The increased adjustment between IFRS and US GAAP in fiscal year 2000 primarily related to purchase accounting for Zeneca agrochemicals business. In addition to this purchase accounting difference of US$271 million, differences relating to deferred taxes and stock-based compensation increased by US$36 million and US$12 million, respectively.

The income statement effect of purchase accounting for Zeneca agrochemicals business under US GAAP resulted primarily from the treatment of in-process Research and development. Under IFRS, in-process research and development costs are not identified as an acquired asset in connection with the allocation of the purchase price. Therefore, these amounts are included in goodwill, which is amortized over its expect useful life. US GAAP requires the separate identification of in-process research and development as a component of the purchase price allocation. In accordance with US GAAP, Syngenta has expensed in-process Research and development in connection with the acquisition of Zeneca agrochemicals totaling US$365 million in 2000. This incremental expense is net of restructuring costs of US$93 million that were included as fair value adjustments in the purchase price allocation for Zeneca agrochemicals business under US GAAP, but were charged to expense under IFRS.

The incremental difference in deferred tax expense under US GAAP primarily relates to the income tax benefit on the restructuring costs discussed above. As with the restructuring costs, the income tax benefit is included in the determination of net income under IFRS, but is included as a fair value adjustment under US GAAP. Increased expense under US GAAP for stock based compensation plans of US$12 million resulted from the adjustment of stock option strike prices intended to preserve the economic value of those options relative to that value prior to the spin-off.

Syngenta Group Management Discussion and Analysis

Critical accounting policies

Note 2 of the consolidated financial statements describes Syngenta's accounting policies in detail. The application of many of these policies necessarily requires judgement to best reflect the commercial substance of underlying transactions. Syngenta has determined that four of its accounting policies can be considered "critical", in that significant management judgement is required to determine various assumptions underpinning their application in the consolidated financial statements, which, under different conditions, could lead to material difference in these statements. A description of each of these four policies follows:

Adjustments for doubtful receivables

Trade and other accounts receivable are reported net of adjustments for doubtful receivables, often referred to as "bad debts". Syngenta is a geographically diverse group, serving a customer base in all significant agricultural areas across the world, and with subsidiary companies in 50 countries. Credit terms offered to customers often reflect the crop cycle, particularly where local bank financing may be scarce, and full payment from customers can be dependent upon a good harvest yield. Collection can also be affected by the level of inventory in the distribution channel. Syngenta is therefore exposed to a broad range of political and economic risks which can affect prompt and full recoverability of trade receivables. Considerable management effort is consequently spent in actively managing and mitigating these risks.

Syngenta determines the level of doubtful receivables to be provided for by critically analyzing the receivables accounts on an individual basis, taking into account historical levels of recovery and any changes in the economic and political environment in relevant countries.

Environmental provisions

Syngenta makes provisions for environmental liabilities by assessing the likely non-recurring remediation costs where there is an obligation to clean-up contamination. For a provision to be recorded, it must be probable that an expense or remediation work will be required and the costs can be estimated within a reasonable range of possible outcomes. The costs are based on currently available facts, technology expected to be available at the time of the clean-up, laws and regulations presently or virtually certain to be enacted and prior year experience in remediation of contaminated sites.

When an obligation is first identified to clean-up one of Syngenta's manufacturing sites, the costs are typically spread over an extended period into the future. The assumptions that Syngenta uses in relation to the extent of the clean-up required and the method used to clean-up the identified contamination may change significantly during the clean-up period. The environmental provisions can therefore change significantly, particularly where there is a major change in environmental legislation in a country where Syngenta has significant manufacturing assets. Currently Syngenta's most significant manufacturing assets are located in Switzerland, the United Kingdom, and the USA. As a consequence of the inherent uncertainties in estimating future obligations, Syngenta will, as appropriate, supplement internal expertise with external expertise to help determine what provisions should be recorded in the consolidated financial statements.

Impairment

Syngenta carries out reviews of tangible and intangible assets on an annual basis to determine whether events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If any such indication exists, the recoverable amount of the asset is estimated as either the higher of net selling price or value in use; the resultant loss (the difference between the carrying value and recoverable amount) is recorded as a charge in the consolidated income statement. The value in use is estimated as the present value of future cash flows expected to result from the use of assets and their eventual disposal proceeds. In order to calculate the present value of estimated future cash flows Syngenta uses a discount rate based on our estimated weighted average cost of capital, together with any risk premium determined appropriate.

Syngenta Group Management Discussion and Analysis

(i) Intangible assets: Product rights

In determining the value in use of product rights it is necessary to make a series of assumptions to estimate future cash flows. The main assumptions include future sales prices and volumes, the future development expenditure required to maintain the product's marketability and registration in the relevant jurisdictions and the product's life. These assumptions are reviewed annually as part of management's budgeting and strategic planning cycles. The assumptions can be subject to significant adjustment from such factors as changes in crop growing patterns in major markets (perhaps as a result of movements in crop prices), changes in the product registration, or as a result of pressure from competitor products.

(ii) Tangible assets: Property, plant and equipment

The value in use of Syngenta's property plant and equipment is determined by linking assets or a group of assets to identifiable cash flows, which are then reviewed in a manner similar to that described above for product rights. Major assumptions include sales prices and volumes of products manufactured by the identified property, plant and equipment, and its useful life.

Defined benefit pensions

The assumptions used to measure the expense and liabilities related to Syngenta's defined benefit pension plans are reviewed annually by professionally qualified, independent actuaries and by Syngenta management. The measurement of the expense for a period requires judgement with respect to the following matters, among others:

(i) the probable long-term rate of increase in pensionable pay;
(ii) the probable average future service lives of employees;
(iii) the probable life expectancy of employees;
(iv) the extent to which the mix of investments in funded pension plans in the period will resemble or will differ from existing arrangements when investment policy is under review, and the timing of any changes;
(v) the expected future rate of return on the investments in funded pension plans, and how that rate will compare with the market rates of return which were observed in past economic cycles.

The assumptions used by Syngenta may differ materially from actual results, and these differences may result in a significant impact on the amount of pension expense recorded in future periods.

Syngenta Group Management Discussion and Analysis

Effect of new accounting pronouncements

The effect of new accounting pronouncements is described in Note 34 to the consolidated financial statements.

Introduction of the euro

On January 1, 1999, the euro was introduced in 11 member states of the EU participating in the European Monetary Union ("EMU") as a common legal currency alongside the national currencies (each, a "legacy currency") of the participating countries. On January 1, 2002, euro-denominated bills and coins were successfully introduced in the participating countries, and the legacy currencies have ceased to be legal tender. Syngenta did not experience any operational or technological difficulties with regard to the introduction of the euro. Switzerland is not a member of the EU or a participant in the EMU. The foreign currency exposures from transactions in Swiss francs, British pounds sterling or other currencies outside the EMU have not been affected by the introduction of the euro and will depend on actual exposure at the time of risk assessment.

Recent developments

Note 35 to the consolidated financial statements provides details of events which have occurred between the balance sheet date and the date on which these consolidated financial statements were approved by the Board of Directors (February 19, 2003) that would require adjustment to or disclosure in the consolidated financial statements. The transaction with Diversa referred to in Note 35 completed on February 21, 2003.

Future prospects

Syngenta expects that the defined benefit pension expense it will record in 2003, excluding the effects of any further restructuring initiatives which may be announced, will be higher than the 2002 charge, excluding restructuring costs. This is due to the effect of the performance of financial markets in 2002 on the discount rate, plan asset values and resulting actuarial losses which have to be taken into account in measuring 2003 defined benefit pension expense. This, together with increased insurance costs from a hardening insurance market, will add an estimated US$55 million to costs relative to 2002 and hold back progress in EBITDA margin in 2003.

Expenditure on the US$1,000 million integration synergy program will continue in 2003.

Quantitative and qualitative disclosure about market risk

Overview

As a result of its global operating and financial activities, Syngenta is exposed to market risk from changes in foreign currency exchange rates, interest rates and, to a limited extent, commodity prices. Syngenta Group Treasury actively manages the Group's exposures in foreign currency, interest rates and credit risk with the intention of optimizing cash flows and to minimize earnings volatility. In accordance with Syngenta's written treasury policy, which was approved by the Board of Directors, Syngenta manages its market risk exposures with a risk-averse approach through risk pooling, insurance schemes and, when deemed appropriate, through the use of derivative financial instruments. It is the policy of the Group not to enter into derivative transactions for speculative purposes or purposes unrelated to the operating business.

Syngenta manages all financial risks of the Group and monitors risk exposures and open derivative transactions in accordance with Syngenta's treasury policy. Details of the Group's derivative positions as at December 31, 2002 are set out in Note 31 of the consolidated financial statements.

Syngenta Group Management Discussion and Analysis

Sales and operating costs by currency for the year 2002 for Syngenta were as follows:

	Sales in %		Operating costs in %	
Currency	2002	2001	2002	2001
US dollar	35	32	27	27
Euro	23	23	24	23
Swiss franc	1	2	15	14
British pound sterling	2	2	15	15
Other	39	41	19	21
Total	**100**	**100**	**100**	**100**

Other currencies include over 46 currencies, however, none of them account for more than 10% of total sales or total operating costs. This currency profile is expected to be representative of the position in 2003.

Fair values of open derivative instruments at December 31, 2002 were as follows:

Instrument types	Notional amounts US$ millions	Positive fair value US$ millions	Negative fair value US$ millions
Interest rate instruments	1,516	38	(57)
Cross currency swaps	973	247	-
Foreign currency forward contracts	3,218	62	(37)
Currency option contracts	1,248	42	-
Commodity forward contracts	32	2	-

Market Risk due to Fluctuating Foreign Currency Exchange Rates

Since its formation on November 13, 2000, Syngenta has adopted the US dollar as its reporting currency. Committed foreign currency exposures are generally fully covered and are managed by the use of financial instruments. Syngenta collects information about expected cash flows for major currencies at Group level and, based on monthly forecasts and detailed analyses, hedges material mismatches in currency flows to reduce earnings volatility. The transactional flows and derivative financial instruments are analyzed on an ongoing basis and remaining currency exposures are closely monitored.

The Group's primary net foreign currency exposures against the US dollar include the Swiss franc, the British pound sterling and the euro.

The US dollar equivalent of foreign currency sales and purchases are sensitive to market fluctuations in foreign currency exchange rates. The Group analyzes potential adverse exchange rate effects on sales and operating costs given the prevailing currency mix.

Syngenta applies value at risk calculations to its currency exposures to measure the maximum expected loss in value of its anticipated net transactional currency flows under normal market conditions. Net transactional flows are determined based on projected sales and operating and financial costs by currency. Value at risk is calculated based on a simulation approach using historical volatility and correlation as applied by the RiskMetrics Group. The Group uses a 12-month time horizon given its specific cash flow structure, payment terms and management processes.

The value at risk calculation is performed for anticipated net transactional currency flows for 2003 for the Group taking into account related currency hedges entered into. As of December 31, 2002, the total potential adverse movement for 2003 net transactional flows after hedges relative to year end spot levels, at the 95% confidence level, will not exceed US$39 million. The movement on transactional flows due to currency during 2002 was close to the level stated in the 2001 report due to the significant strengthening of European currencies in the second half of the year.

Market Risk Due to Fluctuating Interest Rates

Syngenta is exposed to fluctuations in interest rates on its borrowings. The effective currency of the majority of the borrowings of the Group is US dollars after the impact of derivatives. The majority of the net borrowings of the Group are subject to short term interest rates, although some longer term swaps have been entered into to reduce interest rate volatility.

The Group analyzes its interest-bearing assets and liabilities with respect to the next interest repricing date and classifies all items into time intervals. Based on the prevailing fixed to floating ratio of net debt and the repricing structure of interest-bearing assets and liabilities at December 31, 2002, a 100 basis point increase in interest rates across all currencies will increase net interest expense by US$9 million for the next 12 month period when keeping exchange rates unchanged.

Other Market Risk

Syngenta has only limited exposures with respect to derivatives relating to commodity exposures and to equities held of third parties.

Syngenta Group Consolidated Financial Statements

Consolidated Income Statement

(for the years ended December 31, 2002, 2001 and 2000)

(US$ million, except per share amounts)	Notes	2002	2001	2000
Sales	4/5	6,197	6,323	4,876
Cost of goods sold		(3,132)	(3,199)	(2,442)
Gross profit		**3,065**	**3,124**	**2,434**
Marketing and distribution		(1,146)	(1,178)	(989)
Research and development		(697)	(723)	(537)
General and administrative		(582)	(581)	(364)
Merger and restructuring costs, net of divestment gains	6	(396)	(277)	456
Operating income		**244**	**365**	**1,000**
Income/(loss) from associates and joint ventures	15	(7)	(5)	(1)
Financial expense, net	7	(188)	(249)	(85)
Income before taxes and minority interests		**49**	**111**	**914**
Income tax expense	8	(70)	(76)	(340)
Income/(loss) before minority interests		**(21)**	**35**	**574**
Minority interests		(6)	(1)	(10)
Net Income/(loss)		**(27)**	**34**	**564**

Basic and diluted earnings/(loss) per share (US$)	9	**(0.26)**	**0.34**	7.61
Weighted average number of shares, basic and diluted (millions of shares)		102	101	74

The accompanying notes form an integral part of the consolidated financial statements.

Syngenta Group Consolidated Financial Statements

Consolidated Balance Sheet

(at December 31, 2002, 2001 and 2000)

(US$ million)	Notes	2002	2001	2000
ASSETS				
Current assets				
Cash and cash equivalents		232	288	756
Trade receivables	10	1,602	1,860	2,004
Other accounts receivable	10	243	242	300
Other current assets	11	516	214	163
Inventories	12	1,704	1,716	1,921
Total current assets		**4,297**	**4,320**	**5,144**
Non-current assets				
Property, plant and equipment	13	2,310	2,348	2,649
Intangible assets	14	2,813	3,004	2,978
Investments in associates and joint ventures	15	95	103	112
Deferred tax assets	16	666	666	639
Other financial assets	17	345	268	293
Total non-current assets		**6,229**	**6,389**	**6,671**
TOTAL ASSETS		**10,526**	**10,709**	**11,815**
LIABILITIES AND EQUITY				
Current liabilities				
Trade accounts payable		(725)	(687)	(637)
Current financial debts	18	(1,207)	(1,420)	(3,085)
Income taxes payable		(210)	(220)	(336)
Other current liabilities	19	(794)	(882)	(1,013)
Provisions	21	(222)	(231)	(286)
Total current liabilities		**(3,158)**	**(3,440)**	**(5,357)**
Non-current liabilities				
Non-current financial debts	20	(925)	(1,116)	(100)
Deferred tax liabilities	16	(1,098)	(1,159)	(1,270)
Other non-current liabilities		-	-	(84)
Provisions	21	(915)	(835)	(693)
Total non-current liabilities		**(2,938)**	**(3,110)**	**(2,147)**
Commitments and contingencies	29	-	-	-
Total liabilities		**(6,096)**	**(6,550)**	**(7,504)**
Minority interests		(80)	(73)	(101)
Shareholders' equity				
Issued share capital 112,564,584 ordinary shares		(667)	(667)	(667)
Retained earnings		(225)	(280)	(249)
Reserves		(3,970)	(3,657)	(3,818)
Treasury shares: 11,023,465 ordinary shares (2001: 11,131,664; 2000: 11,255,000)		512	518	524
Total equity		(4,350)	(4,086)	(4,210)
TOTAL LIABILITIES AND EQUITY		(10,526)	(10,709)	(11,815)

The accompanying notes form an integral part of the consolidated financial statements.

Syngenta Group Consolidated Financial Statements

Consolidated Cash Flow Statement
(for the years ended December 31, 2002, 2001 and 2000)

(US$ million)	Notes	2002	2001 [1]	2000 [1]
Operating income		**244**	**365**	**1,000**
Reversal of non-cash items:				
Depreciation, amortization and impairment on				
Property, plant and equipment	13	374	344	208
Intangible assets	14	282	232	105
Loss/(gain) on disposal of non-current assets		(26)	(66)	(765)
Charges in respect of provisions	21	432	452	358
Cash (paid)/received in respect of:				
Interest and other financial receipts		181	70	21
Interest and other financial payments		(398)	(260)	(103)
Taxation		(191)	(258)	(170)
Merger and restructuring costs	21,22	(248)	(352)	(138)
Contributions to pension schemes		(209)	(53)	(15)
Other provisions	21	(49)	(64)	(26)
Cash flow before working capital changes		**394**	**410**	**455**
Change in net current assets and other operating cash flows	24	408	138	155
Cash flow from operating activities		**802**	**548**	**610**
Additions to property, plant and equipment	13	(165)	(253)	(185)
Proceeds from business divestments	25	11	195	825
Proceeds from disposals of property, plant and equipment		54	12	50
Purchase of intangibles, investments in associates and other financial assets		(166)	(57)	(52)
Proceeds from disposal of intangible and financial assets		6	12	20
Business acquisitions (net of cash acquired)	25	-	(4)	387
Acquisition of minorities	25	-	(27)	-
Cash flow from/(used for) investing activities		**(260)**	**(122)**	**1,045**
Net change in Novartis AG debt		-	(125)	(1,371)
Increases in other third party interest-bearing debt		511	1,240	2,436
Repayment of third party interest-bearing debt		(1,067)	(1,849)	(1,258)
Repayment of debts factored with recourse		-	(137)	-
Sale/(purchase) of treasury shares		3	3	(524)
Merger transaction costs		-	-	(68)
Net transfers to Novartis AG other than in respect of interest-bearing debt		-	-	(183)
Dividends paid to group shareholders		(48)	-	-
Dividends paid to minorities		(6)	-	-
Cash flow from/(used for) financing activities		**(607)**	**(868)**	**(968)**
Net effect of currency translation on cash and cash equivalents		9	(26)	(42)
Net change in cash and cash equivalents		**(56)**	**(468)**	**645**
Cash and cash equivalents at the beginning of the year		**288**	**756**	**111**
Cash and cash equivalents at the end of the year		**232**	**288**	**756**

The accompanying notes form an integral part of the consolidated financial statements.

[1] Comparative 2001 and 2000 data have been reclassified to align them with the new format of the Consolidated Cash Flow Statement.

Syngenta Group Consolidated Financial Statements

Consolidated Statement of Changes in Equity
(for the years ended December 31, 2002, 2001 and 2000)

(US$ million)	Par value of ordinary shares (Note 23)	Retained earnings	Additional paid-in capital	Fair value reserves	Cumulative translation adjustment	Novartis net investment	Treasury shares, at cost	Total shareholders' equity
January 1, 2000					**(228)**	**2,709**		**2,481**
Net income prior to separation from Novartis AG						315		315
Net transfers to Novartis AG						(183)		(183)
Contribution to capital of remaining Novartis AG net investment, as of separation	407		2,434			(2,841)		-
Issuance of shares of common stock, in consideration for Zeneca agrochemicals business	260		1,685					1,945
Purchase of treasury shares							(524)	(524)
Net income after separation		249						249
Translation effects					(73)			(73)
December 31, 2000	**667**	**249**	**4,119**		**(301)**	**-**	**(524)**	**4,210**
Net income		34						34
Gains and losses recognized directly in equity:								
Unrealized holding gains/(losses) on available-for-sale financial assets				(11)				(11)
Unrealized gains/(losses) on derivatives designated as cash flow hedges				(17)				(17)
Issue of shares under employee share purchase plan		(3)					6	3
Translation effects					(133)			(133)
December 31, 2001	**667**	**280**	**4,119**	**(28)**	**(434)**	**-**	**(518)**	**4,086**
Net loss		(27)						(27)
Issue of shares under employee share purchase plan		(3)					6	3
Dividends paid to group shareholders		(48)						(48)
Gains and losses recognized directly in equity:								
Unrealized holding gains/(losses) on available-for-sale financial assets				(40)				(40)
Unrealized gains/(losses) on derivatives designated as cash flow hedges				30				30
Deferred tax on tax effected items posted to equity		23		11				34
Translation effects					312			312
December 31, 2002	**667**	**225**	**4,119**	**(27)**	**(122)**	**-**	**(512)**	**4,350**

The accompanying notes form an integral part of the consolidated financial statements.

Total recognized gains and losses, representing the total of net income and gains and losses recognized directly in shareholders' equity, for the years ended December 31, 2002, 2001 and 2000, were US$308 million, US$(130) million and US$491 million, respectively.

Syngenta Group Consolidated Financial Statements

The amount available for dividend distribution is based on Syngenta AG's shareholders' equity determined in accordance with the legal provisions of the Swiss Code of Obligations. US$135 million of the additional paid in capital is not available for distribution.

On April 26, 2002, a dividend of CHF 0.80 per share was paid in respect of 2001.

The Board of Directors proposes a dividend in respect of 2002 of CHF 0.85 per share totaling CHF 95 million on all shares in issue at December 31, 2002. The dividend attributable to the treasury shares under the control of Syngenta at the date of the dividend payment will be waived, and therefore reduce the total dividend payment made, but not the amount of dividend per share. As at December 31, 2002, the number of treasury shares under the control of Syngenta was 11,023,465 shares.

The following summarizes the movements on the cash flow hedge reserve:

(US$ million)	2002	2001
January 1	(17)	-
Gain recognized in equity on initial adoption of IAS 39	-	4
Gains/(losses) recognized in equity during the period	69	(27)
(Gains)/losses removed from equity and reported in net income during the period	(43)	6
(Gains)/losses removed from equity and adjusted against carrying amount of related asset or liability	4	-
Deferred tax	(1)	-
December 31	**12**	**(17)**

The following summarizes the movements on the fair value reserve for available-for-sale financial instruments:

(US$ million)	2002	2001
January 1	(11)	-
Gains/(losses) recognized in equity during the period	(40)	(11)
Gains/(losses) removed from equity and reported in net income during the period	-	-
Deferred tax	12	-
December 31	**(39)**	**(11)**

Notes to the Syngenta Group Consolidated Financial Statements

1. Basis of preparation of the consolidated financial statements

Nature of operations

The Syngenta Group ("Syngenta") is a world leading crop protection and seeds business that is involved in the discovery, development, manufacture and marketing of a range of agricultural products designed to improve crop yields and food quality.

Basis of preparation of the financial statements

Syngenta is headquartered in Basel, Switzerland and was formed by Novartis AG ("Novartis") and AstraZeneca PLC ("AstraZeneca") through an agreement to spin-off and merge the Novartis Crop Protection and Seeds businesses with the Zeneca agrochemicals business to create a dedicated agribusiness company whose shares were then the subject of a global offering (the "Transactions"). Following the Transactions, Syngenta has operated as an independent company. As used herein, references to Novartis agribusiness include the historical operating results and activities of the Novartis Crop Protection and Seeds businesses and operations until November 13, 2000, the date of legal separation (the "Separation Date"), upon which date Syngenta began operations as an independent company.

For periods prior to the Separation Date, the consolidated financial statements reflect the historical results of operations and cash flows of Novartis agribusiness. Up to the Separation Date, certain expenses reflected in the consolidated financial statements include an allocation of corporate expenses by Novartis for general and administrative services, including finance, legal, information technology, personnel benefits, and facilities (see Note 28). Such expenses were allocated based on sales. Management believes that the foregoing allocations were made on a reasonable basis; however the allocations of costs and expenses do not necessarily indicate the costs that would have been or are being incurred by Syngenta on a stand-alone basis. In addition, the financial statements for 2000 may not necessarily reflect what the financial position, results of operations or cash flows would have been if Syngenta had been a separate stand-alone company prior to the Separation Date.

The merger of Novartis agribusiness and Zeneca agrochemicals business has been accounted for as a purchase business combination. The assets acquired and liabilities assumed from AstraZeneca for Zeneca agrochemicals business were recorded at their estimated fair value on the Separation Date. The results of operations and cash flows attributable to Zeneca agrochemicals business have been included in the consolidated financial statements from the Separation Date onwards.

In certain cases the disclosures of comparative 2001 and 2000 figures have been expanded in relation to those provided in the 2001 consolidated financial statements to give a more thorough presentation.

2. Accounting policies

The consolidated financial statements of Syngenta have been prepared in accordance with International Financial Reporting Standards (IFRS), which comprise standards and interpretations approved by the International Accounting Standards Board (IASB), and International Accounting Standards and Standing Interpretations Committee (SIC) interpretations approved by the International Accounting Standards Committee (IASC) that remain in effect. The consolidated financial statements have been prepared on an historical cost basis, except for the measurement at fair value of investment properties, derivative financial instruments and available-for-sale financial assets. These principles differ in certain significant respects from generally accepted accounting principles in the United States ("US GAAP"). Application of US GAAP would have affected shareholders' equity and net income for the years ended December 31, 2002, 2001 and 2000 as detailed in Note 33 to the consolidated financial statements.

Notes to the Syngenta Group Consolidated Financial Statements

The consolidated financial statements are presented in United States dollars ("US$" or "US dollars") as this is the major currency in which revenues are denominated.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

Scope of consolidation

The consolidated financial statements incorporate the financial statements of Syngenta AG, a company domiciled in Switzerland, and all of its subsidiaries (together referred to as "Syngenta") and Syngenta's interest in associates and joint ventures.

The consolidated financial statements include all operations and net assets which were transferred from Novartis, and all operations and net assets acquired from AstraZeneca from the Separation Date, as described in Notes 1 and 3, and the effect of subsequent acquisitions and divestments as detailed in Note 3.

Principles of consolidation

The annual closing date of the consolidated financial statements is December 31.

Subsidiaries

Subsidiaries are those entities in which Syngenta has an interest of more than one half of the voting rights or otherwise has power to exercise control. Control exists when Syngenta has the power, indirectly or directly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. Companies acquired or disposed of during the period are included in the consolidated financial statements from the date of acquisition or up to the date of disposal.

Associates and joint ventures

Associates are those enterprises in which Syngenta has significant influence, but not control, over the financial and operating policies and in which Syngenta generally has an equity investment of between 20% and 50%. Joint ventures are those enterprises over whose activities Syngenta has joint control, established by contractual agreement. The consolidated financial statements include Syngenta's share of the total recognized gains and losses of associates and joint ventures on an equity accounted basis, from the date that significant influence or joint control commences until the date that significant influence ceases.

Other investments

Other investments held by Syngenta are classified as being available-for-sale and are stated at fair value, with any resultant unrealized gain or loss resulting from revaluing the investment to fair value being recognized in shareholders' equity. In the event of a disposal of an investment, accumulated unrealized gains or losses are transferred from equity and recognized in the income statement, in the period in which the disposal occurs. In the event that an investment is considered to be impaired, accumulated unrealized losses are transferred from equity and recognized as an expense in the income statement.

Transactions eliminated on consolidation

Intercompany income and expenses, including unrealized profits from internal Syngenta transactions, and intercompany receivables and payables have been eliminated.

Notes to the Syngenta Group Consolidated Financial Statements

Revenue recognition

Revenue from the sale of goods is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer, which is usually on delivery, at a fixed and determinable price, and when collectibility is reasonably assured. Revenue is reported net of sales taxes, returns, discounts and rebates. Rebates to customers are provided for in the same period that the related sales are recorded based on the contract terms. Provisions for estimated returns and allowances are recorded at the time of the sale based on historical rates of returns as a percentage of sales.

Foreign currencies

The consolidated financial statements are expressed in US dollars, however the local currency has primarily been used as the measurement currency by each operating unit.

In the respective local financial statements used to prepare these consolidated financial statements, monetary assets and liabilities denominated in foreign currencies are translated at the rate prevailing at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into local currency at the foreign exchange rate ruling at the date of the transaction. Foreign currency transactions are translated to the relevant local currency at the exchange rate prevailing at the date of the transaction. With the exception of unrealized gains or losses related to equity loans, and hedging arrangements for which reserve accounting is permitted under IAS 39, all resulting foreign exchange transaction gains and losses are recognized in the local income statements.

Income, expense and cash flows of foreign operations included in the consolidated financial statements whose measurement currency is that of a hyperinflationary economy, have been translated into US dollars using exchange rates prevailing at the balance sheet date. Income, expense and cash flows of other foreign operations included in the consolidated financial statements have been translated into US dollars using average exchange rates prevailing during the period. The assets and liabilities of foreign operations are translated to US dollars at foreign exchange rates prevailing at the balance sheet date. Foreign exchange differences arising on these translations are recognized directly in equity.

At December 31, 2001, Syngenta followed the guidelines issued by the IASB in respect of the devaluation of the Argentinian peso In the local financial statements, US dollar denominated assets and liabilities were translated at open market rates prevailing when currency markets were reopened in early January 2002, or at exchange rates prescribed by the Argentinian Government where these were different. The impact of revaluation was taken to the income statement.

Subsequent to the Separation Date, Syngenta has denominated goodwill and fair value adjustments arising on acquisitions in US dollars.

Research and development

Research and development expenses are fully charged to the income statement when incurred. Syngenta considers that the regulatory and other uncertainties inherent in the development of its key new products preclude it from capitalizing development costs.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less, which are readily convertible to known amounts of cash.

Notes to the Syngenta Group Consolidated Financial Statements

Trade and other accounts receivable

The reported values represent the invoiced amounts, less adjustments for doubtful receivables.

In certain markets, factoring is within the normal course of business. Where receivables are factored without recourse to Syngenta, the relevant receivable is derecognized and cash recorded. Where receivables are factored with full or partial recourse to Syngenta, the receivable is not derecognized and a liability reflecting the obligation to the factor is recorded within financial debts until Syngenta's liability is discharged through the factor receiving payment from the customer.

Inventories

Purchased products are valued at acquisition cost while own-manufactured products are valued at manufacturing cost including related production expenses. In the balance sheet, inventory is primarily valued at standard cost, which approximates to historical cost determined on a first-in-first-out basis, and this value is used for the cost of goods sold in the income statement. Allowances have been made for inventories with a lower net realizable value or which are slow moving. Unsaleable inventory has been fully written off.

Property, plant and equipment

Property, plant and equipment have been valued at acquisition or production costs, less accumulated depreciation and any impairment losses. Depreciation is charged on a straight-line basis to the income statement, over the following estimated useful lives:

Buildings	20 to 40 years
Machinery and equipment	10 to 20 years
Furniture and vehicles	5 to 10 years
Computer hardware	3 to 7 years

Land is valued at acquisition cost except if held under long-term lease arrangements, when it is amortized over the life of the lease. The land held under long-term lease agreements relates to upfront payments to lease land on which certain of Syngenta's buildings are located. The buildings related to the long-term lease agreements are depreciated over the lesser of the life of the lease and that of the related assets. Additional costs, which extend the useful life of the property, plant and equipment, are capitalized. Financing costs associated with the construction of property, plant and equipment are not capitalized. Property, plant and equipment which are financed by leases giving rights to use the assets as if owned are capitalized at their estimated cost (at the lower of fair value and the present value of minimum lease payments) at the inception of the lease, and depreciated in the same manner as other property, plant and equipment over the lesser of the remaining lease term or estimated useful life.

Intangible assets

Intangible assets are valued at cost less accumulated amortization and any impairment losses. In the case of business combinations, the excess of the purchase price over the fair value of net identifiable assets acquired is recorded in the balance sheet as goodwill. Goodwill is amortized to income on a straight-line basis over its useful life and is included within general and administrative expenses in the income statement. The amortization period is determined at the time of the acquisition, based upon the particular circumstances, reviewed annually and ranges from 5 to 20 years. Goodwill relating to acquisitions arising prior to January 1, 1995 has been fully written off against shareholders' equity.

Management determines the estimated useful life of goodwill based on its evaluation of the respective operations at the time of their acquisition, considering factors such as existing market share, potential sales growth and other factors inherent in the acquired companies.

Notes to the Syngenta Group Consolidated Financial Statements

Other acquired intangible assets are amortized on a straight-line basis over the following periods:

Product rights and related supply agreements	5 to 20 years
Trademarks	10 to 20 years
Software	3 to 5 years
Others	3 to 15 years

Trademarks are amortized on a straight line basis over their estimated economic or legal life, whichever is shorter. Useful lives assigned to acquired product rights are based on the maturity of the product and the estimated economic benefit that such product rights can provide.

Any value attributable to long-term supply agreements at preferential terms is amortized as part of cost of goods sold over the period of the supply agreement.

Impairment

Non-current assets, including recognized intangibles and goodwill, are reviewed at each balance sheet date to determine whether events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If any such indication exists, Syngenta estimates the asset's recoverable amount as the higher of net selling price and value-in-use and recognizes an impairment loss in the income statement for the amount by which the asset's carrying value exceeds its recoverable amount. Value-in-use is estimated as the present value of future cash flows expected to result from the use of the asset and its eventual disposal, to which an appropriate pre-tax discount rate is applied. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows. In 2002, the discount rates utilized were between 13% and 16%. Considerable management judgement is necessary to estimate discounted future cash flows. Accordingly, actual results could vary from such estimates.

Income taxes

Income taxes for the year comprise current and deferred tax, using rates enacted or substantially enacted at the balance sheet date.

Current tax is the expected tax payable on the taxable income for the year and any adjustments to tax payable in respect of previous years. Deferred tax is recognized based on the balance sheet liability method, calculated on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

Deferred tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the asset can be utilized. Deferred tax assets are reduced by a valuation allowance to the extent that it is not probable that the related tax benefit will be realized.

Dividends

Dividends are recorded in the consolidated financial statements in the period in which they are approved by the shareholders of Syngenta AG.

Cash dividends are payable to holders of shares listed on the Swiss Stock Exchange, the OM Stockholm Stock Exchange, the London Stock Exchange and the New York Stock Exchange, and will be paid in Swiss francs, Swedish krona, British pounds sterling and US dollars, respectively.

Notes to the Syngenta Group Consolidated Financial Statements

Treasury shares

Share capital includes the par value of treasury shares held by the Syngenta Group which have not been cancelled. Treasury shares are shown as a separate component of equity and stated at the amount paid to acquire them. Differences between this amount and the amount received on the disposal of treasury shares are recorded as a movement in consolidated equity.

Borrowings

Borrowings are recognized initially at the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortized cost using the effective yield method except where subject to a fair value hedge relationship. Borrowing costs are charged to income as incurred.

Financial instruments

Financial liabilities are stated at amortized cost. Financial assets are stated initially at cost and subsequently restated to fair value at each reporting date.

Syngenta uses various derivative financial instruments to manage its foreign currency and interest rate exposures, and certain commodities exposures. Syngenta has established policies and procedures for risk assessment and approval, reporting and monitoring of financial derivative instruments.

Syngenta does not enter into speculative or derivative transactions not related to the operating business.

Foreign exchange forward contracts, which cover existing foreign currency balance sheet exposure, are recorded at fair value, and related foreign currency gains and losses are included in "financial expense, net" within the income statement.

Movements in fair value of financial instruments that hedge risks related to forecast transactions are recognized in shareholders' equity until such time as the corresponding hedged transaction occurs. At this time, the cumulative movement in fair value of the hedge is transferred to net income. Subsequent movements in fair value of such hedges are dealt with in net income. Realized and unrealized gains and losses on foreign currency forward contracts designated as specific hedges of anticipated purchases and sales in foreign currency are recognized in the same period that the foreign currency flows are recognized. Realized and unrealized gains and losses on forward starting interest rate swaps designated as hedges are recognized over the same period that the interest expense of the forecasted financing transactions is recognized in the income statement.

The fair value of publicly traded derivatives and available-for-sale securities is based on quoted market prices of the specific instruments held at the balance sheet date. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

In assessing the fair value of non-traded derivatives and other financial instruments, the Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Other techniques, such as option pricing models, are used to determine fair value for the remaining financial instruments.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for cash flow hedge accounting, any cumulative unrealized gain or loss on the hedging instrument at that time remains in shareholders' equity. The gain or loss is recognized in the income statement when the committed or forecasted transaction is recognized in the income statement. However, if a committed or forecasted transaction is no longer expected to occur, the cumulative unrealized gain or loss on the hedging instrument is immediately recorded in the income statement.

Syngenta documents the relationship between a hedging instrument and the related hedged item, as well as risk management objectives and the strategy for undertaking each hedge transaction, at the inception of the transactions. Hedge effectiveness is assessed and reviewed both at the inception of the hedge and on an ongoing basis by determining whether the financial instruments used are highly effective in offsetting changes in fair value or cash flows of hedged items.

IAS 39, "Financial Instruments: Recognition and Measurement" became effective for Syngenta on January 1, 2001. As a result, upon adoption, unrealized gains and losses on derivative financial instruments designated as hedges of anticipated transactions were recorded as derivative assets or derivative liabilities in the balance sheet and in the cash flow hedge reserve in shareholders' equity. The adoption of IAS 39 resulted in the inclusion of a cash flow hedge reserve in equity of approximately US$4 million on a pre-tax basis and approximately US$3 million on an after-tax basis

Provisions

A provision is recognized in the balance sheet when Syngenta has a legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect of discounting is material, provisions are determined by discounting the expected value of future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where some or all of the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognized only when reimbursement is virtually certain. The amount to be reimbursed is recognized as a separate asset. Where Syngenta has a joint and several liability with one or more other parties, no provision is recognized to the extent that those other parties are expected to settle part or all of the obligation.

Environmental provisions

Syngenta is exposed to environmental liabilities relating to its past operations, principally in respect of remediation costs. Provisions for non-recurring remediation costs are made when there is a present obligation, it is probable that expense on remediation work will be required within ten years (or a longer period if specified by a legal obligation) and the cost can be estimated within a reasonable range of possible outcomes. The costs are based on currently available facts, technology expected to be available at the time of the clean-up, laws and regulations presently or virtually certain to be enacted and prior experience in remediation of contaminated sites. Environmental liabilities are recorded at the estimated amount at which the liability could be settled at the balance sheet date.

Restructuring provisions

A provision for restructuring is recognized when Syngenta has approved a detailed and formal restructuring plan and the restructuring has either commenced or been announced publicly. Costs relating to the ongoing activities of Syngenta are not recognized until they have been incurred.

Pension funds, post-retirement benefits, other long-term employee benefits and employee share participation plans

(a) Defined benefit pension plans
The liability in respect of defined benefit pension plans represents the defined benefit obligation calculated annually by independent actuaries using the projected unit credit method.

The defined benefit obligation is measured at the present value of the estimated future cash flows. The charge for such arrangements, representing the benefit expense less employee contributions, is included in the personnel expenses of the various functions where the employees are located. Plan assets are recorded at their fair values. Significant gains or losses arising from experience effects and changes in actuarial assumptions are charged or credited to income over the service lives of the related employees to the extent to which they fall outside the 10% corridor permitted under IAS 19 (revised 2002).

Notes to the Syngenta Group Consolidated Financial Statements

Where Syngenta employees have participated in arrangements sponsored by Novartis AG, Syngenta's share of the defined benefit obligation, plan assets and unrecognized gains and losses have been included in the financial statements at best estimates of Syngenta's share of the total plan and the amounts expected to be transferred to Syngenta. Up to the Separation Date these plans were accounted for as multi-employer plans since the Syngenta share of the assets still had to be determined. As a result, the contributions to these plans represent the pension expense for the period up to the Separation Date.

(b) Post-retirement benefits other than pensions
Certain operations provide healthcare and insurance benefits for a portion of their retired employees and their eligible dependents.

The liability in respect of these benefits represents the defined benefit obligation calculated annually by independent actuaries using the projected unit credit method. The defined benefit obligation is measured at the present value of the future cash flows. The benefit expense is included in the personnel expenses of the various functions. Significant gains or losses arising from experience effects and changes in actuarial assumptions are charged or credited to income over the service lives of the related employees to the extent to which they fall outside the 10% corridor permitted under IAS 19 (revised 2002).

(c) Other long-term employee benefits
Other long-term employee benefits represent amounts due to employees under deferred compensation arrangements mandated by certain jurisdictions in which Syngenta conducts its operations. Benefit cost is recognized on an accrual basis in the personnel expenses of the various functions where the employees are located. The related obligation is presented within provisions in the consolidated balance sheet.

(d) Employee share participation plans
No compensation cost is recognized in the financial statements for options or shares granted to employees from employee share participation plans.

(e) Change in accounting policy
With effect from January 1, 2002, Syngenta has adopted IAS 19 (revised 2002) relating to employee benefits. The change introduced additional requirements for immediate recognition of actuarial gains and losses in the income statement, in situations where the maximum limit on pension asset balance recognition under paragraph 58 of IAS 19 applies. Restatement of prior year amounts is not applicable to this change and no restatement has been made.

3. Changes in the scope of consolidation

The following significant changes were made during 2002, 2001 and 2000:

Acquisitions 2002

On June 26, 2002, additional shares in Wilson Genetics LLC (USA) were acquired, increasing Syngenta's shareholding from 50% to 100%. On July 1, 2002, additional shares in Orynova K.K. (Japan) were acquired, increasing Syngenta's shareholding to 100% from 50%. These acquisitions were accounted for under the purchase method. The aggregate consideration paid was less than US$1 million.

Notes to the Syngenta Group Consolidated Financial Statements

Acquisitions 2001

On January 1, 2001, 100% of Pollen Ltd. (Kenya) was acquired; on January 30, 2001, additional shares were acquired in Syngenta Crop Protection Sdn. Bhd., (Malaysia) increasing Syngenta's shareholding to 85% from 51%; on July 1, 2001, voting control was acquired over additional shares in Syngenta Crop Protection Ltd. (Thailand) increasing Syngenta's shareholding to 100% from 50%; on October 12, 2001, additional shares were acquired in CC Benoist SA (France) increasing Syngenta's shareholding to 100% from 44% and on September 1, 2001, additional shares were acquired in Tomono Agrica K.K. (Japan) increasing Syngenta's shareholding to 100% from 50%. In aggregate, the acquisitions were made under the purchase method for US$60 million. Goodwill of US$8 million was recognized on these transactions and will be amortized over periods of 10 to 20 years. Goodwill amortization is included in general and administrative expenses on the consolidated income statement.

Divestments 2001

In connection with the Transactions, Syngenta agreed to divest certain products and product rights in order to obtain regulatory authorities' approval of the merger of Novartis agribusiness with Zeneca agrochemicals business. In 2001, completed divestments included the sales of the herbicide *propaquizafop*, the fungicide *flutriafol* and the insecticide *thiocyclam*. 2001 sales in the period up to divestment were US$9 million for these products and product rights. 2001 divestments produced net gains of US$75 million (Note 6).

Acquisitions 2000

As disclosed in Note 1, Syngenta acquired the Zeneca agrochemicals business on November 13, 2000. This acquisition was accounted for under the purchase method. The purchase consideration and fair values of assets acquired including adjustments made in 2001 are presented below:

(US$ million)	
Purchase consideration	
- fair value of purchase consideration	1,975
- capital contribution received from AstraZeneca	(210)
Net purchase consideration	1,765
Less: fair value of net assets acquired	(1,067)
Goodwill	**698**

Goodwill on this acquisition is being amortized on a straight line basis over 20 years.

Divestments 2000

In connection with the Transactions, Syngenta agreed to divest certain products and product rights in order to obtain regulatory authorities' approval of the merger of Novartis agribusiness with Zeneca agrochemicals business. In 2000, completed divestments included the sale of the fungicide, *Flint*. 2000 sales in the period up to divestment were US$329 million for these products and product rights on a combined proforma basis. 2000 divestments produced net gains of US$785 million (Note 6).

Notes to the Syngenta Group Consolidated Financial Statements

4. Segmental breakdown of key figures 2002, 2001 and 2000

Syngenta is organized on a worldwide basis into three reporting segments.

Crop Protection

The Crop Protection segment principally manufactures, distributes and sells herbicides, insecticides, and fungicides.

Seeds

The Seeds segment sells seeds for growing corn, sugarbeet, oilseeds, vegetables and flowers.

Plant Science

The Plant Science segment, which was referred to as the New Technology segment in the 2001 consolidated financial statements, is engaged in research, development and licensing of technologies enabling production of plants with enhanced agronomic, nutritional and pharmaceutical properties. Future income is expected to arise from licensing arrangements.

General

Syngenta manages its three segments separately because their current or future sources of income derive from distinct types of products or technologies which require different manufacturing, distribution and marketing strategies.

Net segment operating assets consist primarily of property, plant and equipment, intangible assets, inventories and receivables less operating liabilities. Unallocated items are those which, according to IAS 14, do not meet the criteria for inclusion under one of the three reporting segments. They consist of net debt (financial debts less cash and cash equivalents) and deferred and current taxes.

The accounting policies of the segments described above are the same as those described in the summary of accounting policies.

Notes to the Syngenta Group Consolidated Financial Statements

4. Segmental breakdown of key figures 2002, 2001 and 2000 (continued)

2002 (US$ million, except employees)	Crop Protection	Seeds	Plant Science [1]	Unallocated	Total
Third party segment sales	**5,260**	**937**	**-**	**-**	**6,197**
Cost of goods sold	(2,681)	(451)	-	-	(3,132)
Gross profit	**2,579**	**486**	**-**	**-**	**3,065**
Marketing and distribution	(909)	(237)	-	-	(1,146)
Research and development	(425)	(119)	(153)	-	(697)
General and administrative	(500)	(62)	(20)	-	(582)
Merger and restructuring costs, net of divestment gains	(348)	(48)	-	-	(396)
Operating income	**397**	**20**	**(173)**	**-**	**244**
Included in the above operating income are:					
Personnel costs	(1,186)	(255)	(76)	-	(1,517)
Depreciation of property, plant and equipment	(223)	(30)	(13)	-	(266)
Impairment of property, plant and equipment	(100)	(8)	-	-	(108)
Amortization of intangible assets	(239)	(11)	-	-	(250)
Impairment of intangible assets	-	(32)	-	-	(32)
Income/(loss) from associates and joint ventures	(4)	-	(3)	-	(7)
Other non-cash items including charges in respect of provisions	(385)	(20)	(1)	-	(406)
Total assets	**8,189**	**1,005**	**91**	**1,241**	**10,526**
Liabilities and minority interests	**(2,360)**	**(261)**	**(16)**	**(3,539)**	**(6,176)**
Included in total assets are:					
Total property, plant and equipment	2,035	199	76	-	2,310
Additions to property, plant and equipment	130	23	12	-	165
Additions to intangible assets	18	4	-	-	22
Total investments in associates and joint ventures	72	13	10	-	95
Employees at year end	**15,698**	**5,891**	**775**	**-**	**22,364**

[1] The Plant Science segment was referred to as the New Technology segment in the 2001 consolidated financial statements.

Notes to the Syngenta Group Consolidated Financial Statements

4. Segmental breakdown of key figures 2002, 2001 and 2000 (continued)

2001 (US$ million, except employees)	Crop Protection	Seeds	Plant Science [1]	Unallocated	Total
Third party segment sales	**5,385**	**938**	-	-	**6,323**
Cost of goods sold	(2,740)	(459)	-	-	(3,199)
Gross profit	**2,645**	**479**	-	-	**3,124**
Marketing and distribution	(948)	(230)	-	-	(1,178)
Research and development	(458)	(112)	(153)	-	(723)
General and administrative	(501)	(66)	(14)	-	(581)
Merger and restructuring costs, net of divestment gains	(265)	(9)	-	(3)	(277)
Operating income	**473**	**62**	**(167)**	**(3)**	**365**
Included in the above operating income are:					
Personnel costs	(1,199)	(246)	(34)	-	(1,479)
Depreciation of property, plant and equipment	(221)	(31)	(8)	-	(260)
Impairment of property, plant and equipment	(84)	-	-	-	(84)
Amortization of intangible assets	(221)	(11)	-	-	(232)
Income/(loss) from associates and joint ventures	(3)	-	(2)	-	(5)
Other non-cash items including charges in respect of provisions	(346)	(40)	-	-	(386)
Total assets	**8,711**	**1,102**	**132**	**764**	**10,709**
Liabilities and minority interests	**(2,261)**	**(250)**	**(30)**	**(4,082)**	**(6,623)**
Included in total assets are:					
Total property, plant and equipment	2,070	208	70	-	2,348
Additions to property, plant and equipment	201	39	13	-	253
Additions to intangible assets	118	10	-	-	128
Total investments in associates and joint ventures	70	15	18	-	103
Employees at year end	**16,290**	**5,707**	**794**	-	**22,791**

[1] The Plant Science segment was referred to as the New Technology segment in the 2001 consolidated financial statements.

Notes to the Syngenta Group Consolidated Financial Statements

4. Segmental breakdown of key figures 2002, 2001 and 2000 (continued)

2000 (US$ million, except employees)	Crop Protection	Seeds	Plant Science [1]	Unallocated	Total
Third party segment sales	**3,918**	**958**	-	-	**4,876**
Cost of goods sold	(1,946)	(496)	-	-	(2,442)
Gross profit	**1,972**	**462**	-	-	**2,434**
Marketing and distribution	(754)	(235)	-	-	(989)
Research and development	(312)	(103)	(122)	-	(537)
General and administrative	(240)	(121)	(3)	-	(364)
Merger and restructuring costs, net of divestment gains	524	-	-	(68)	456
Operating income	**1,190**	**3**	**(125)**	**(68)**	**1,000**
Included in the above operating income are:					
Personnel costs	(745)	(261)	(9)	-	(1,015)
Depreciation of property, plant and equipment	(146)	(32)	(8)	-	(186)
Impairment of property, plant and equipment	(22)	-	-	-	(22)
Amortization of intangible assets	(80)	(10)	-	-	(90)
Impairment of intangible assets	-	(15)	-	-	(15)
Income/(loss) from associates and joint ventures	-	(1)	-	-	(1)
Other non-cash items including charges in respect of provisions	445	(18)	-	-	427
Total assets	**9,487**	**1,122**	**131**	**1,075**	**11,815**
Liabilities and minority interests	**(2,379)**	**(278)**	**(10)**	**(4,938)**	**(7,605)**
Included in total assets are:					
Total property, plant and equipment	2,342	218	89	-	2,649
Additions to property, plant and equipment	144	38	3	-	185
Additions to intangible assets	53	6	-	-	59
Total investments in associates and joint ventures	73	25	14	-	112
Employees at year end	**17,755**	**6,331**	**835**	-	**24,921**

[1] The Plant Science segment was referred to as the New Technology segment in the 2001 consolidated financial statements.

Notes to the Syngenta Group Consolidated Financial Statements

5. Regional breakdown of key figures 2002, 2001 and 2000

2002 (US$ million)	NAFTA [2]	Europe & AME [3]	Latin America	Asia Pacific	Total
Sales [1]	2,260	2,346	661	930	6,197
Total assets	2,752	6,292	668	814	10,526
Additions to property, plant and equipment	58	89	10	8	165
Additions to intangible assets	1	21	-	-	22
2001 (US$ million)	**NAFTA [2]**	**Europe & AME [3]**	**Latin America**	**Asia Pacific**	**Total**
Sales [1]	2,291	2,263	765	1,004	6,323
Total assets	3,123	5,740	1,005	841	10,709
Additions to property, plant and equipment	90	128	15	20	253
Additions to intangible assets	83	45	-	-	128
2000 (US$ million)	**NAFTA [2]**	**Europe & AME [3]**	**Latin America**	**Asia Pacific**	**Total**
Sales [1]	1,690	1,747	641	798	4,876
Total assets	3,223	6,525	1,194	873	11,815
Additions to property, plant and equipment	59	98	13	15	185
Additions to intangible assets	-	59	-	-	59

The following countries accounted for more than 5% of the respective Syngenta totals as at, or for the years ended, December 31, 2002, 2001 and 2000:

(US$ million, except %)	Sales [1]						Total assets					
Country	2002	%	2001	%	2000	%	2002	%	2001	%	2000	%
Switzerland	131	2	102	2	96	2	4,073	39	3,749	35	3,654	31
UK	162	3	151	2	111	2	804	8	918	9	1,363	12
USA	1,867	30	1,900	30	1,446	30	2,602	25	3,003	28	3,048	26
France	473	8	577	9	469	10	409	4	358	3	553	5
Brazil	354	6	466	7	371	8	523	5	783	7	757	6
Germany	337	5	281	5	215	4	98	1	77	1	153	1
Others	2,873	46	2,846	45	2.168	44	2,017	18	1,821	17	2,287	19
Total	**6,197**	**100**	**6,323**	**100**	**4,876**	**100**	**10,526**	**100**	**10,709**	**100**	**11,815**	**100**

[1] Sales by location of third party customer.
[2] NAFTA - North American Free Trade Association comprising the USA, Canada and Mexico
[3] AME - Africa and the Middle East

(US$ million, except %)	Additions to property, plant and equipment						Additions to intangible assets					
Country	2002	%	2001	%	2000	%	2002	%	2001	%	2000	%
Switzerland	29	18	27	11	34	18	20	92	45	35	59	100
UK	31	19	63	25	31	17	-	-	-	-	-	-
USA	56	34	88	35	58	31	1	4	83	65	-	-
France	9	5	3	1	6	3	-	-	-	-	-	-
Brazil	7	4	11	4	11	6	-	-	-	-	-	-
Germany	1	1	1	-	7	4	-	-	-	-	-	-
Others	32	19	60	24	38	21	1	4	-	-	-	-
Total	**165**	**100**	**253**	**100**	**185**	**100**	**22**	**100**	**128**	**100**	**59**	**100**

No single customer accounts for 10% or more of Syngenta's total sales.

Notes to the Syngenta Group Consolidated Financial Statements

6. Merger and restructuring costs, net of divestment gains

Merger and restructuring costs, net of divestment gains, consist of the following:

(US$ million)	2002	2001	2000
Merger costs	-	(3)	(68)
Restructuring costs for redundant operations and activities:			
- integration and synergy costs	(248)	(251)	(238)
- non-cash pension and other post-retirement benefits restructuring charges	(14)	(12)	-
- tangible fixed asset impairments	(102)	(84)	(23)
- intangible fixed asset impairments	(32)	(2)	-
Divestment gains	-	75	785
Total	**(396)**	**(277)**	**456**

Merger costs in 2000 comprised certain non-recurring costs associated with the Transactions, including legal costs (US$5 million), investment bankers' fees (US$13 million), other advisors' fees (US$6 million), consultancy fees (US$9 million), communication costs (US$20 million) and other costs (US$15 million). These costs were expensed as they relate to the initial listing of shares on stock exchanges.

Divestment gains of US$75 million in 2001 (2000: US$785 million) represent the net pre-tax gain on the disposal of products divested in response to competition authorities' requirements (Note 3).

7. Financial expense, net

(US$ million)	2002	2001	2000
Interest income	75	69	43
Financial income	**75**	**69**	**43**
Interest expense - third party	(188)	(242)	(53)
- related party	-	-	(89)
Other financial expense	(19)	(22)	(31)
Financial expense	**(207)**	**(264)**	**(173)**
Currency gains/(losses), net	(56)	(54)	45
Total	**(188)**	**(249)**	**(85)**

8. Income tax expense

Income before taxes and minority interests consists of the following:

(US$ million)	2002	2001	2000
Switzerland	273	(104)	620
Foreign	(224)	215	294
Total income before taxes and minority interests	**49**	**111**	**914**

Notes to the Syngenta Group Consolidated Financial Statements

Income tax expense consists of the following:

(US$ million)	2002	2001	2000
Current income tax expense			
Switzerland	(28)	(15)	(65)
Foreign	(103)	(129)	(274)
Total current income tax expense	**(131)**	**(144)**	**(339)**
Deferred income tax expense			
Switzerland	(57)	36	4
Foreign	118	32	(5)
Total deferred income tax expense	**61**	**68**	**(1)**
Total income tax expense			
Switzerland	(85)	21	(61)
Foreign	15	(97)	(279)
Total income tax expense	**(70)**	**(76)**	**(340)**

For 2002 and 2001, the components of current income tax expense are (2000 comparatives are not available):

(US$ million)	2002	2001
Current tax relating to current years	(145)	(178)
Adjustments to current tax for prior periods	(12)	28
Benefit of previously unrecognized tax losses	26	6
Total	**(131)**	**(144)**

For 2002 and 2001, the components of deferred income tax expense are (2000 comparatives are not available):

(US$ million)	2002	2001
Origination and reversal of temporary differences	99	143
Changes in tax rates	(10)	(2)
Benefit of previously unrecognized tax losses	6	-
Valuation allowance against deferred tax assets	(34)	(73)
Total	**61**	**68**

The following tax was (charged)/credited to shareholders' equity (2000 comparatives are not available):

(US$ million)	2002	2001
Current tax	-	-
Deferred tax	34	-
Total	34	-

Notes to the Syngenta Group Consolidated Financial Statements

Analysis of tax rate

The analysis of Syngenta's tax rate has been presented using the Swiss tax rate of 25% as the statutory tax rate. Syngenta considers this more meaningful than using a weighted average tax rate.

The main elements contributing to the difference between Syngenta's overall expected tax rate and the effective tax rate are:

	2002 %	2001 %	2000 %
Statutory tax rate	25	25	25
Effect of income taxed at different rates	63	(15)	4
Effect of disallowed expenditures	49	18	5
Effect of utilization of previously unrecognized deferred tax assets	(53)	(5)	(1)
Effect of non-recognition of tax losses in current year	41	34	10
Prior year and other items	16	11	(6)
Effective tax rate	**141**	**68**	**37**

The utilization of tax loss carry forwards lowered the tax charge by US$26 million, US$6 million, and US$5 million, in 2002, 2001 and 2000 respectively.

9. Earnings per share

(US$ million, except per share amounts)	2002	2001	2000
Net income/(loss) for the financial year	(27)	34	564
Basic and diluted earnings/(loss) per ordinary share (US$)	**(0.26)**	**0.34**	**7.61**
Weighted average number of ordinary shares in issue (millions) - basic and diluted.	102	101	74

Basic earnings per share has been calculated by dividing net income by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by adjusting outstanding shares, assuming conversion of all potentially dilutive share options. Taking into account the issuance of share options under the Syngenta Executive Stock Option Plan, and the UK employee share option plans, which are the only dilutive potential ordinary shares in existence at December 31, 2002, the amounts for basic and diluted earnings per share are the same.

At the Separation Date, 69 million ordinary shares of Syngenta were issued to Novartis shareholders. This issuance is considered a recapitalization of Syngenta's predecessor, Novartis agribusiness. Therefore, these shares are considered outstanding for all periods prior to the Transaction date. An additional 44 million ordinary shares of Syngenta were issued to AstraZeneca shareholders on the Transaction date, in consideration of Zeneca agrochemicals business. Approximately 10% of total outstanding shares were repurchased by Syngenta as treasury shares, shortly following the Separation Date. Treasury shares are deducted from the total shares in issue for the purposes of calculating earnings per share.

Accordingly, the weighted average number of ordinary shares in issue was 74 million for 2000, after adjustment for the 44 million shares issued in conjunction with the Zeneca acquisition and the shares repurchased by Syngenta in November, 2000, as from the issuance and repurchase dates respectively. In 2002 and 2001, the weighted average number of ordinary shares has been adjusted for the number of treasury shares issued under Employee Share Purchase Plans (Note 27).

Notes to the Syngenta Group Consolidated Financial Statements

10. Trade and other accounts receivable

(US$ million)		2002	2001	2000
Trade accounts receivable, gross		1,854	2,188	2,328
Provision for doubtful receivables		(252)	(328)	(324)
Trade accounts receivable, net		1,602	1,860	2,004
Other receivables	- third party	242	238	279
	- Novartis	-	-	15
	- associates	1	4	6
Total		**1,845**	**2,102**	**2,304**

Movements on provisions for doubtful receivables were as follows:

(US$ million)	2002	2001	2000
January 1	(328)	(324)	(266)
Additions charged to income	(33)	(27)	(31)
Amounts written off	73	42	60
Other movements	(16)	(29)	(81)
Translation effects	52	10	(6)
December 31	(252)	(328)	(324)

11. Other current assets

(US$ million)		2002	2001	2000
Prepaid expenses	- third party	109	135	56
	- associates	-	-	2
Derivative assets	- hedging financing exposures	286	50	-
	- hedging trading exposures	105	25	-
Marketable securities		13	4	-
Assets held for divestment		3	-	105
Total		**516**	**214**	**163**

Notes to the Syngenta Group Consolidated Financial Statements

12. Inventories

(US$ million)	2002	2001	2000
Raw materials and consumables	356	301	597
Finished products	1,348	1,415	1,324
Total	**1,704**	**1,716**	**1,921**

At December 31, 2002, 2001 and 2000 inventory provisions of US$163 million, US$138 million and US$140 million respectively were deducted in arriving at the above amounts.

Finished products at December 31, 2002 and 2001 include US$577 million and US$658 million of work in progress respectively.

Movements on provisions for inventories were as follows:

(US$ million)	2002	2001	2000
January 1	(138)	(140)	(118)
Additions charged to income	(43)	(24)	(13)
Reversals credited to income	11	20	12
Amounts utilized on disposal of related inventories	17	30	-
Other movements	(4)	(27)	(17)
Translation effects	(6)	3	(4)
December 31	**(163)**	**(138)**	**(140)**

At December 31, 2002 the value of the inventories against which these provisions have been made was US$402 million, before deducting the provisions.

Notes to the Syngenta Group Consolidated Financial Statements

13. Property, plant and equipment

(US$ million)	Land	Buildings	Machinery and equipment	Plant and other equipment under construction	Total 2002	Total 2001	Total 2000
Cost							
January 1	**117**	**1,329**	**2,868**	**101**	**4,415**	**4,541**	**3,316**
Additions	1	14	75	75	165	253	185
Disposals	(8)	(34)	(172)	2	(212)	(111)	(140)
Acquisition of Zeneca agrochemicals business (Note 3)	-	-	-	-	-	(112)	1,192
Transfers between categories	(4)	29	61	(86)	-	-	-
Changes in scope of consolidation	-	-	-	-	-	-	1
Translation effects	9	163	336	8	516	(156)	(13)
December 31	**115**	**1,501**	**3,168**	**100**	**4,884**	**4,415**	**4,541**
Accumulated depreciation							
January 1	**(3)**	**(552)**	**(1,512)**	**-**	**(2,067)**	**(1,892)**	**(1,756)**
Depreciation charge	-	(52)	(214)	-	(266)	(260)	(186)
Impairment	(6)	(32)	(70)	-	(108)	(84)	(22)
Depreciation on disposals	-	21	159	-	180	90	92
Transfer between categories	2	(27)	25	-	-	-	-
Changes in scope of consolidation	-	-	-	-	-	-	(1)
Translation effects	-	(91)	(222)	-	(313)	79	(19)
December 31	**(7)**	**(733)**	**(1,834)**	**-**	**(2,574)**	**(2,067)**	**(1,892)**
Net book value – December 31	**108**	**768**	**1,334**	**100**	**2,310**	**2,348**	**2,649**
Net book value – December 31, 2001	114	777	1,356	101		2,348	
Insured value – December 31, 2002	**-**	**2,267**	**4,738**	**134**	**7,139**	**5,952**	**7,002**

Asset impairments were calculated as described in Note 2. The impairments arose principally from the restructuring and site closures described in Note 22.

Land and buildings of US$18 million net book value included above and held by the Crop Protection segment are held for resale.

Notes to the Syngenta Group Consolidated Financial Statements

14. Intangible assets

(US$ million)	Goodwill	Product rights	Trademarks	Software	Other intangibles	Total 2002	Total 2001	Total 2000
Cost								
January 1	**998**	**2,332**	**7**	**72**	**123**	**3,532**	**3,280**	**1,110**
Additions	-	1	-	21	-	22	128	59
Disposals	-	-	-	(1)	(2)	(3)	(1)	(2)
Acquisition of Zeneca agrochemicals business (Note 3)	-	-	-	-	-	-	130	2,147
Transfers between categories	(2)	(34)	-	-	36	-	-	-
Changes in scope of consolidation	-	3	-	-	-	3	18	-
Translation effects	12	94	2	4	11	123	(23)	(34)
December 31	**1,008**	**2,396**	**9**	**96**	**168**	**3,677**	**3,532**	**3,280**
Accumulated amortization								
January 1	**(106)**	**(374)**	**(2)**	**(30)**	**(16)**	**(528)**	**(302)**	**(200)**
Amortization charge	(53)	(157)	(1)	(24)	(15)	(250)	(230)	(90)
Impairment	(23)	-	-	-	(9)	(32)	(2)	(15)
Amortization on disposals	-	-	-	-	1	1	1	-
Transfers between categories	(17)	17	-	-	-	-	-	-
Reclassification from other current liabilities	-	-	-	-	(8)	(8)	-	-
Changes in scope of consolidation	-	-	-	-	-	-	-	-
Translation effects	(3)	(40)	-	(1)	(3)	(47)	5	3
December 31	**(202)**	**(554)**	**(3)**	**(55)**	**(50)**	**(864)**	**(528)**	**(302)**
Net book value, December 31	**806**	**1,842**	**6**	**41**	**118**	**2,813**	**3,004**	**2,978**
Net book value, December 31, 2001	892	1,958	5	42	107		3,004	

Asset impairments were calculated as described in Note 2. These impact two cash-generating units in the Seeds segment and are the result of deteriorating trading conditions and forecasts.

Amortization is included within both cost of goods sold and general and administrative expenses.

15. Investments in associates and joint ventures

Syngenta has the following significant investments in associates and joint ventures, which are accounted for using the equity method:

	%	Balance sheet value			Income statement effect		
(US$ million)	Ownership	2002	2001	2000	2002	2001	2000
CIMO Compagnie Industrielle de Monthey SA, Switzerland	50	66	57	61	(2)	(2)	-
Société Etablissement Claude Camille Benoist SA, France	[1]	-	-	11	-	-	-
Maïsadour Semences SA, France	40	10	8	7	1	1	(1)
North American Nutrition and Agribusiness Fund, USA	34	13	25	21	(4)	(3)	-
Others		6	13	12	(2)	(1)	-
Total		**95**	**103**	**112**	**(7)**	**(5)**	**(1)**

[1] Prior to October 12, 2001 – thereafter the company became a subsidiary of Syngenta.

16. Deferred taxes

The deferred tax assets and liabilities are analyzed as follows:

(US$ million)	2002	2001	2000
Assets associated with:			
- inventories	163	154	168
- accounts receivable	38	26	38
- tangible fixed assets	-	-	9
- pension and employee costs	96	92	75
- provisions	153	239	173
- net operating losses	59	53	21
- other	157	102	155
Deferred tax assets, net of valuation allowance	**666**	**666**	**639**
Liabilities associated with:			
- property, plant and equipment depreciation	254	243	375
- intangible assets	534	554	533
- other provisions and accruals	310	362	362
Deferred tax liabilities	**1,098**	**1,159**	**1,270**
Net deferred tax asset/(liability)	**(432)**	**(493)**	**(631)**

Notes to the Syngenta Group Consolidated Financial Statements

The gross value of net operating loss carry forwards which have not been recognized as deferred tax assets, with their expiry dates, is as follows:

(US$ million)	2002	2001	2000
one year	5	1	4
two years	42	2	4
three years	36	43	9
four years	149	149	25
five years	131	110	50
more than five years	110	155	310
no expiry	107	17	-
Total	**580**	**477**	**402**

The movements in deferred tax assets and liabilities during the year were as follows:

(US$ million)	January 1	Recognized in net income	Recognized in equity	Translation effects	Other movements	December 31
Assets associated with						
- Inventories	154	9	-	1	(1)	163
- accounts receivable	26	14	-	(6)	4	38
- pensions and employee costs	92	(5)	4	5	-	96
- provisions	239	(41)	-	2	(47)	153
- net operating losses	53	16	-	(11)	1	59
- other	102	61	18	-	(24)	157
Deferred tax assets, net of valuation allowance	**666**	**54**	**22**	**(9)**	**(67)**	**666**
Liabilities associated with:						
- property, plant and equipment	243	(18)	-	28	1	254
- intangible assets	554	(31)	-	10	1	534
- other provisions and accruals	362	42	(12)	14	(96)	310
Deferred tax liabilities	**1,159**	**(7)**	**(12)**	**52**	**(94)**	**1,098**
Net deferred tax asset/(liability)	**(493)**	**61**	**34**	**(61)**	**27**	**(432)**

Deferred tax assets, other than net operating losses, are not subject to expiry.

A deferred tax asset or liability has not been recognized on the following items:

(US$ million)	2002	2001	2000
Temporary differences for which deferred tax assets have not been recognized	190	148	137
Temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognized	453	443	457

Notes to the Syngenta Group Consolidated Financial Statements

17. Other financial assets

(US$ million)	2002	2001	2000
Long-term loans to associates	7	6	12
Equity securities available-for-sale and non-current receivables	159	197	201
Prepaid pension (Note 26)	179	65	80
Total	**345**	**268**	**293**

In 2002 and 2001, the line "Equity securities available-for-sale and non-current receivables" includes available-for-sale securities of US$70 million and US$92 million respectively. Non-current receivables are not interest bearing and their fair values approximate their carrying amounts.

18. Current financial debts

(US$ million)	2002	2001	2000
Interest-bearing Novartis liabilities	-	-	144
Receivables factored with recourse	54	202	320
Euro floating rate notes	367	-	-
Commercial paper	221	79	-
Bank and other financial debt	564	1,137	2,613
Current portion of non-current financial debts (Note 20)	1	2	8
Total	**1,207**	**1,420**	**3,085**

The above balance sheet values of current financial debt approximate the estimated fair value due to the short-term nature of these instruments.

The weighted average interest rate on the current bank and other financial debts was 6.9% per annum, 7.8% per annum and 7.0% per annum in 2002, 2001 and 2000, respectively.

Syngenta has a committed, revolving, multi-currency, syndicated credit facility of US$2,500 million (the "Credit Facility") which matures in 2005. As of December 31, 2002 Syngenta had utilized US$48 million under the Credit Facility, leaving US$2,452 million available for future requirements. The Credit Facility provides that the interest rate is based on either LIBOR or EURIBOR, depending upon the currency of the underlying borrowing, plus a margin and mandatory costs. In addition to interest payments, Syngenta is obligated to pay certain variable commitment fees based upon the long-term credit rating assigned to Syngenta by Moody's Investors' Services, Inc. and Standard and Poor's Corporation ranging from 0.2% to 0.3% of the unused amount throughout the term of the facilities.

As at December 31 2002, Syngenta has €350 million of Floating Rate Notes in issue that mature in July 2003. At issue, these liabilities had a value of US$296 million. As at December 31, 2002, they are shown at a value of US$367 million. Cross-currency swaps were implemented at the time of issue to hedge this exchange movement and the fair value of the swaps is included in the derivative assets and liabilities shown in Notes 11 and 19.

Syngenta also has US$221 million of Commercial Paper in issue under its Global Commercial Paper program.

Collateralized non-current financial debts and pledged assets

(US$ million)	2002	2001	2000
Total amount of collateralized non-current financial debts	2	1	18
Total net book value of property, plant and equipment pledged as collateral for non-current financial debts	-	2	6

Financial debts, including current financial debts, contain only general and financial default covenants (i.e. ratios such as EBITDA to net interest charges / Net debt to EBITDA) with which Syngenta is in compliance.

19. Other current liabilities

(US$ million)		2002	2001	2000
Accrued expenses		442	429	381
Social security and pension contributions		27	27	22
Derivative liabilities	- hedging financing exposures	57	22	-
	- hedging trading exposures	37	65	-
Other payables		231	339	610
Total		**794**	**882**	**1,013**

20. Non-current financial debts

(US$ million)	2002	2001	2000
Unsecured bond issues	842	1,012	-
Liabilities to banks and other financial institutions	82	103	105
Finance lease obligations	2	3	3
Total (including current portion of non-current financial debt)	**926**	**1,118**	**108**
Less: current portion of non-current financial debt (Note 18)	(1)	(2)	(8)
Total	**925**	**1,116**	**100**

The weighted average interest rate on the non-current bank and other financial debts was 5.0% per annum, 5.5% per annum and 6.9% per annum in 2002, 2001 and 2002, respectively.

The weighted average interest rate on the combined current and non-current bank and other financial debts was 6.0% per annum, 7.1% per annum and 7.0% per annum in 2002, 2001 and 2000, respectively.

The above balance sheet values of non-current financial debts approximate the estimated fair values of these instruments.

On July 10, 2001, Syngenta issued €800 million 5-year Eurobonds with a coupon rate of 5.5%. At issue, these liabilities had a value of US$677 million. As at December 31, 2002, they are shown at a value of US$842 million. Cross-currency swaps were implemented at the time of issue to hedge this exchange movement and the fair value of the swaps is included in the derivative assets and liabilities shown in Notes 11 and 19.

Notes to the Syngenta Group Consolidated Financial Statements

Terms and debt repayment schedule

(US$ million)	Total	1 year or less	1-2 years	2-5 years	More than 5 years
Euro 5.5% bond repayable 2006	842	-	-	842	-
Euro floating rate notes repayable 2003 (at 3 month Euribor plus 0.35%)	367	367	-	-	-
Commercial paper at various rates	221	221	-	-	-
Borrowings at various rates, under syndicated bank facility which expires in 2005	48	48	-	-	-
US$ Industrial Revenue bonds, mainly at floating rates	44	-	44	-	-
Amounts owing to banks under various loan and overdraft facilities, in various currencies and at various interest rates	556	517	13	16	10
Receivables factored with recourse	54	54	-	-	-
Total	**2,132**	**1,207**	**57**	**858**	**10**

Notes to the Syngenta Group Consolidated Financial Statements

21. Provisions

(US$ million)	2002	2001	2000
Restructuring provisions (Note 22)	273	257	350
Employee benefits			
- accrued pension costs of single employer defined benefit plans (Note 26)	101	119	133
- other long-term employee benefits	54	53	38
Other post-retirement benefits (Note 26)	112	108	103
Environmental provisions (Note 29)	381	355	275
Provisions for legal and product liability settlements	51	75	53
Other provisions	165	99	27
Total	**1,137**	**1,066**	**979**
Current portion of:			
- restructuring provisions	128	132	221
- employee benefits	25	36	-
- environmental provisions	18	29	41
- provisions for legal and product liability settlements	12	-	14
- other provisions	39	34	10
Total current provisions	222	231	286
Total non-current provisions	915	835	693
Total	**1,137**	**1,066**	**979**

The following table analyzes the movement in provisions during 2002:

(US$ million)	Balance at January 1, 2002	Acquisitions	Charged to income	Release of provisions credited to income	Payments	Reclassifications	Translation effects	Balance at December 31, 2002
Restructuring provisions (Note 22)	257	-	276	(14)	(246)	(22)	22	273
Employee benefits								
- accrued pension costs of single employer defined benefit plans (Note 26)	119	-	66	(3)	(209)	112	16	101
- other long-term employee benefits	53	-	7	-	(4)	(3)	1	54
Other post-retirement benefits (Note 26)	108	-	10	-	(8)	1	1	112
Environmental provisions (Note 29)	355	-	33	(11)	(14)	(9)	27	381
Provisions for legal and product liability settlements	75	-	9	(17)	(8)	(4)	(4)	51
Other provisions	99	-	85	(9)	(15)	(1)	6	165
Total	**1,066**	**-**	**486**	**(54)**	**(504)**	**74**	**69**	**1,137**

Other provisions mainly comprise provisions for insurance risks covered by the Group's insurance captive (all of which relate to the Group's own business) and for long-term contractual obligations.

22. Restructuring provisions

(US$ million)	Employee termination costs	Other third party costs	Total
December 31, 1999	**33**	**20**	**53**
Cash payments	(13)	(193)	(206)
Acquisition of Zeneca agrochemicals business	45	168	213
Additions charged to income	128	201	329
Non-income property, plant and equipment write-off	-	(23)	(23)
Releases credited to income	(12)	-	(12)
Translation (gains)/losses net	(3)	(1)	(4)
December 31, 2000	**178**	**172**	**350**
Cash payments	(111)	(241)	(352)
Additions charged to income	91	178	269
Releases credited to income	(7)	1	(6)
Other movements	(2)	5	3
Translation (gains)/losses net	(2)	(5)	(7)
December 31, 2001	**147**	**110**	**257**
Cash payments	(84)	(162)	(246)
Additions charged to income	119	157	276
Releases credited to income	(14)	-	(14)
Reclassifications	(11)	(11)	(22)
Translation (gains)/losses net	13	9	22
December 31, 2002	**170**	**103**	**273**

Restructuring costs relate mainly to Syngenta's business integration restructuring plans, embarked upon following the formation of Syngenta in November 2000. Such plans involve termination of employees, integration of systems and the closure of duplicate head office, Research and development and manufacturing facilities.

Approximately 3,000 jobs that existed at the formation of Syngenta will be eliminated in respect of plans announced by December 31, 2002, and 2,602 employees had already left the group by that date.

The charge to income of US$329 million in 2000 and US$269 million in 2001 arising from the integration of the combined Syngenta businesses represent principally the creation of new organizational structures to replace the previous separate legacy organizations and the plans announced in August 2001 to close certain manufacturing sites and refocus other continuing manufacturing sites. The restructuring plans are due to complete by the end of 2005.

The charge to income of US$276 million in 2002 largely represents costs related to further progress in the synergy plans, including plans to close a further four manufacturing sites, and the announced plan to refocus the activities of each of Syngenta's main Research and Development sites on specific activities and out license certain activities linked to the alliance with Diversa Corporation announced in Quarter 4. Of the total charge to income in 2002, US$49 million of employee termination costs and US$21 million of other third party costs relate to the manufacturing integration plans, and US$53 million of employee termination costs and US$35 million of other third party costs relate to the Research and development integration plans. The charge also included employee termination costs of US$4 million relating to restructuring the Seeds business in South Korea.

Provisions for other third party costs principally include payments for early termination of contracts with third parties related to redundant activities.

Notes to the Syngenta Group Consolidated Financial Statements

23. Share capital

The number of ordinary shares of par value CHF10 in issue, and movements during the period, were as follows:

(Millions of shares)	2002 Shares in issue	2002 Treasury shares held	2001 Shares in issue	2001 Treasury shares held	2000 Shares in issue	2000 Treasury shares held
As at January 1	112.6	(11.2)	112.6	(11.3)	-	-
Contribution to capital of Novartis net investment at separation	-	-	-	-	68.7	-
Issue of ordinary shares in consideration for Zeneca agrochemicals business	-	-	-	-	43.9	-
Purchase of Treasury shares	-	-	-	-	-	(11.3)
Issue of ordinary shares under Employee Share Purchase Plan	-	0.2	-	0.1	-	-
As at December 31	**112.6**	**(11.0)**	**112.6**	**(11.2)**	**112.6**	**(11.3)**

24. Cash flows arising from change in net current assets and other operating cash flows

(US$ million)	2002	2001	2000
Change in inventories	98	101	255
Change in trade and other accounts receivable and other net current assets	360	41	29
Change in trade and other accounts payable	(50)	(4)	(129)
Total	**408**	**138**	**155**

25. Cash flows arising from major business acquisitions and divestments

The following is a summary of the cash flow impact of the major business acquisitions and divestments:

(US$ million)	2002 Divestments	2001 Acquisitions	2001 Divestments	2000 Acquisitions	2000 Divestments
Cash and cash equivalents	-	(21)	-	(417)	-
Trade and other accounts receivable	-	(2)	105	(1,057)	-
Other current assets	10	-	-	-	-
Inventories	-	(1)	-	(518)	36
Property, plant and equipment	-	(1)	-	(1,192)	12
Intangible assets (excluding goodwill)	-	(10)	15	(1,548)	(35)
Other non-current assets	-	(1)	-	(345)	27
Current and non-current financial debts	-	-	-	1,671	-
Other liabilities	-	1	-	1,789	-
Provisions	-	-	-	451	-
Net assets (acquired)/divested	**10**	**(35)**	**120**	**(1,166)**	**40**
Acquired/(divested) cash and cash equivalents	-	21	-	417	-
Decrease in investments in associates	-	11	-	-	-
Sub-total	**10**	**(3)**	**120**	**(749)**	**40**
Goodwill	-	(8)	-	(599)	-
Fair value of shares issued	-	-	-	1,945	-
Capital contribution from AstraZeneca	-	-	-	(210)	-
Reduction of equity and minority interests	-	(20)	-	-	-
Divestment gains	1	-	75	-	785
Net Cash Flow	**11**	**(31)**	**195**	**387**	**825**

Notes to the Syngenta Group Consolidated Financial Statements

26. Employee benefits

Syngenta has, apart from the legally required social security schemes, numerous independent pension plans. At December 31, 2000, many of these were pension plans sponsored by Novartis in conjunction with Novartis' other subsidiaries. Syngenta's participation in these plans prior to completing the Transactions is accounted for as a multi-employer plan for the purposes of the 2000 income statement. As at December 31, 2000, however, Syngenta's shares of the assets and liabilities of the plans formerly sponsored by Novartis are included in the funded assets and liabilities.

Defined benefit pension plans cover the majority of Syngenta's employees. The defined benefit obligations and related assets of all major plans are re-appraised yearly by independent actuaries. Plan assets are recorded at fair values.

Syngenta's main defined benefit pension plans are in the UK, Switzerland and the USA. With effect from January 1, 2002, the defined benefit section of Syngenta's main UK pension plan was closed to employees joining Syngenta after that date. At December 31, 2001, certain employees who were members of this plan had the option to convert their pensions from defined contribution to defined benefit terms if they attained age 45 while still in service, and the benefit obligation related to them is included in the benefit obligation figure as at December 31, 2001 and January 1, 2002 in the table below. As part of the January 1, 2002 changes in UK pension arrangements, these members were asked to make an irrevocable choice to convert their pension rights definitively either to defined contribution or to defined benefit terms. Certain members opted for defined contribution terms and consequently US$7 million of benefit obligation and plan assets have been excluded from the December 31, 2002 totals in the table below. Also, certain elements of the remuneration of Swiss employees are pensionable under a savings arrangement. Employer and employee contributions are paid into a notional savings account within the pension fund. The value of these notional employee accounts is included in the benefit obligation and plan asset figures at December 31, 2001 and January 1, 2002 in the table below. With effect from 2002, this component of the pension plan has been reported as a defined contribution plan. Consequently, US$27 million of benefit obligation and plan assets have been excluded from the December 31, 2002 totals in the table below. Both the reporting changes described above have been included in the "other movements" line in the benefit obligation and plan asset rollforward tables below. Neither change had any effect on the reported funded status of the plans, or on net income for 2002.

A summary of the status of the main independent defined benefit plans at December 31, 2002, 2001 and 2000 using actuarial assumptions determined in accordance with IAS 19 (revised) is given below.

Notes to the Syngenta Group Consolidated Financial Statements

Employee benefit plans

The following provides a reconciliation of benefit obligations, plan assets and funded status of the defined benefit pension plans, and of the benefit obligation for the other post-retirement benefits, which are unfunded.

(US$ million)	Pension 2002	Pension 2001	Pension 2000	Other post-retirement benefits 2002	Other post-retirement benefits 2001	Other post-retirement benefits 2000
Benefit obligation						
At beginning of year	2,313	2,300	229	113	103	49
Service cost	99	98	17	2	2	1
Interest cost	135	121	21	8	8	3
Net liability assumed from spin-off from Novartis benefit plans	-	5	943	-	-	-
Acquisition of Zeneca agrochemicals business	-	-	1,210	-	-	56
Curtailments and settlements	(7)	(28)	-	-	2	-
Plan amendments	-	4	3	-	(26)	-
Actuarial (gain)/loss	142	(59)	(130)	21	30	2
Translation effects	300	(58)	19	1	-	-
Benefit payments	(101)	(82)	(12)	(7)	(6)	(8)
Other movements	(32)	12	-	-	-	-
Benefit obligation at end of year	**2,849**	**2,313**	**2,300**	**138**	**113**	**103**
(US$ million)	Pension 2002	Pension 2001	Pension 2000	Other post-retirement benefits 2002	Other post-retirement benefits 2001	Other post-retirement benefits 2000
Plan assets at fair value						
At beginning of year	2,132	2,353	225	-	-	-
Actual return on plan assets	(216)	(176)	15	-	-	-
Net assets assumed from spin-off from Novartis benefit plans	-	8	900	-	-	-
Acquisition of Zeneca agrochemicals business	-	(14)	1,186	-	-	-
Curtailments and Settlements	(12)	-	-	-	-	-
Translation effects	275	(59)	20	-	-	-
Employer contributions	253	87	17	7	8	6
Employee contributions	18	15	2	-	-	-
Benefit payments	(101)	(82)	(12)	(7)	(8)	(6)
Other movements	(62)	-	-	-	-	-
Plan assets at fair value at end of year	**2,287**	**2,132**	**2,353**	-	-	-
(US$ million)	Pension 2002	Pension 2001	Pension 2000	Other post-retirement benefits 2002	Other post-retirement benefits 2001	Other post-retirement benefits 2000
Funded status	(562)	(181)	53	(138)	(113)	(103)
Unrecognized actuarial (gain)/loss	605	124	(97)	49	31	-
Unrecognized past service costs	-	-	-	(23)	(26)	-
Limitation on recognition of surplus due to uncertainty of obtaining future benefits	(5)	(2)	(9)	-	-	-
Prepaid/(accrued) benefit cost	**38**	**(59)**	**(53)**	**(112)**	**(108)**	**(103)**
Amounts recognized in the balance sheet						
Prepaid benefit costs (Note 17)	179	65	80	-	-	-
Accrued benefit liability	(141)	(124)	(133)	(112)	(108)	(103)
Net amount recognized	**38**	**(59)**	**(53)**	**(112)**	**(108)**	**(103)**

Of the accrued benefit liability for pensions of US$141 million at December 31, 2002, US$101 million is included in Note 21 as pension provision and US$40 million as restructuring provisions (2001: US$119 million as pension and US$5 million as restructuring).

Notes to the Syngenta Group Consolidated Financial Statements

(US$ million)	Pension 2002	2001	2000	Other post-retirement benefits 2002	2001	2000
Benefit cost						
Current service cost	99	98	17	2	2	1
Interest cost	135	121	21	8	8	3
Expected return on plan assets	(142)	(144)	(25)	-	-	-
Employee contributions	(18)	(15)	(2)	-	-	-
Amortization of actuarial loss	5	2	1	3	-	-
Effect of limitation on recognition of surplus	1	-	-	-	-	-
	80	62	12	13	10	4
Past service cost	4	4	-	(3)	(2)	-
Curtailments and settlements	33	6	-	-	2	-
Net periodic benefit cost	117	72	12	10	10	4

All the past service cost in 2001, and all the curtailment and settlement expense in 2002 and 2001, arose as a direct result of merger and restructuring activities and are included in the consolidated income statement in merger and restructuring costs, net of divestment gains.

In each year, the expected return on plan assets is the estimated long-term average rate of return which would be expected to arise on a portfolio of assets similar to the actual portfolio of pension plan assets held at January 1 of that year.

Weighted-average assumptions for the year ended December 31	Pension 2002 %	2001 %	2000 %	Other post-retirement benefits 2002 %	2001 %	2000 %
Discount rate	5.2	5.5	5.6	6.7	7.2	7.1
Rate of compensation increase	3.4	3.5	2.6	-	-	-
Expected return on plan assets	6.3	6.2	5.6	-	-	-

The assumed healthcare cost trend rate at December 31, 2002 was 10%, decreasing in each successive year from 2003 onwards, to reach an ultimate rate of 5% in 2010.

The assumed healthcare cost trend rate at December 31, 2001 was 9%, decreasing in each successive year from 2002 onwards, to reach an ultimate rate of 4.25% in 2010 and thereafter. The assumed healthcare cost trend at December 31, 2000 was 5.6%, reducing to 4.75% in 2003 and later years.

A one-percentage-point change in the assumed healthcare cost trend rates compared to those used for 2002 would have the following effects:

(US$ million)	1% point increase	1% point decrease
Effects on total of service and interest cost components	1	(1)
Effect on post-retirement benefit obligations	14	(11)

The contribution and expense related to the former multi-employer pension plans sponsored by Novartis were US$nil million, US$nil million, and US$11 million for the years ended December 31, 2002, 2001 and 2000 respectively.

In some Syngenta operations, employees are covered by defined contribution plans for pensions and other long term employee benefits. In 2002, contributions and related expense charged to the consolidated income statement for these plans were US$12 million (2001: US$20 million; 2000: US$12 million).

Notes to the Syngenta Group Consolidated Financial Statements

27. Employee share participation plans

Employee and management share participation plans exist as follows:

Syngenta Executive Stock Option Plan

In 2000, the Syngenta Executive Stock Option Plan was introduced to provide selected members of the Board of Directors, executives and key employees of Syngenta with an opportunity to obtain the right to purchase shares of Syngenta. The grant of options regarding Syngenta shares is at the discretion of the Compensation Committee, whose members are appointed by the Board of Directors of Syngenta. The following table sets out share option activity during 2002, 2001 and 2000, including the equivalent ADS shares that are offered to Syngenta employees in the USA, and summarizes information about share options outstanding at December 31, 2002, 2001 and 2000.

	Exercise price CHF	Outstanding at January 1	Granted	Lapsed	Outstanding at December 31	Exercisable	Remaining Life (years)
Year to December 31, 2000	76.5	-	511,500	-	511,500	-	10
Year to December 31, 2001	76.5	511,500	-	(20,000)	491,500	-	9
	83.7	-	423,600	(5,100)	418,500	-	9.25
Total for year to December 31, 2001		511,500	423,600	(25,100)	910,000	-	
Year to December 31, 2002	76.5	491,500	-	(36,000)	455,500	-	8
	83.7	418,500	-	(41,900)	376,600	-	8.25
	98.0	-	703,818	(41,187)	662,631	-	9.25
	98.0	-	340,181	-	341,181	-	10.25
Total for year to December 31, 2002		910,000	1,043,999	(119,067)	1,834,912	-	

The weighted average fair value of options granted during the year was CHF 30 per option (2001:CHF 25; 2000:CHF 25).

The exercise prices are equal to the weighted average share price on the Swiss stock exchange (SWX) for the five business days preceding the grant date as determined by the Compensation Committee and all options were granted at an exercise price which was greater than the market price of the Syngenta shares at the grant date. All of the options vest in full, are exercisable after three years, and terminate after 10 or 11 years from the grant date.

Syngenta Deferred Share Plan

In 2002, the Syngenta Deferred Share Plan was introduced to provide selected senior executives with an opportunity to obtain shares of Syngenta. The plan entitles participants to defer part of their annual short-term incentive awards in favor of Syngenta shares and to receive matching shares according to the rules of the plan. The value of a Deferred Share at the time of the grant corresponds to the Syngenta share price at the time of the grant. Shares are deferred for a period of three years starting on the grant date. At the end of the deferral period, Syngenta matches the deferred shares on a one-for-one basis. For the incentive year 2002 participants may voluntarily defer a part of the 2002 short-term incentive. Approximately 130 senior executives are invited to participate. For the incentive year 2003 the Syngenta Deferred Share Plan will become fully effective and a mandatory part of the 2003 short-term incentive will be allocated as Deferred Shares. Additional voluntary deferrals within the limits of the plan can be made at the discretion of the participants.

Notes to the Syngenta Group Consolidated Financial Statements

Employee Share Purchase Plan

In November 2001, the Swiss Employee Share Purchase Plan was introduced for all employees of certain Swiss subsidiaries. This plan entitles employees to subscribe for shares at a discount of 50% from the closing share price on the grant date. The maximum subscription amount per employee, based on fair market value, is CHF 5,000. A total of 106,199 shares (2001: 123,336 shares) were subscribed for, met through a release of treasury shares, at a market value of approximately CHF 86.70 per share (2001: CHF 84.80 per share).

Employee Share Option Savings Plan

In November 2002, a Share Option Savings Plan was introduced for all UK employees, at an exercise price of British pounds sterling 32.21 per share, representing a 15% discount to the market price on the Swiss stock exchange (SWX) before the offer. Options over 257,712 ordinary Syngenta AG shares were granted under this scheme on December 20, 2002, and are exercisable over a six month period following either the third or the fifth anniversary of the grant date, depending on the choice made by the employee on applying to join the scheme. Vesting of options is conditional on employees remaining in service for at least three years and making monthly payments into the savings plan.

28. Transactions and agreements with related parties

Subsequent to the Separation Date, neither Novartis nor AstraZeneca has had a related party relationship with Syngenta. The Separation Agreements described below, which were made before the Separation Date, continue in force. See Notes 26 and 27 for disclosure of other related party transactions and balances.

Prior to the merger of Novartis agribusiness with Zeneca agrochemicals business to form Syngenta, Novartis agribusiness was wholly owned by Novartis. It had related party relationships with the non-Syngenta operations of Novartis.

Prior to the Separation Date, Novartis agribusiness sold products to Novartis, at a price that management believed approximated the price an unrelated third party would have paid. For the year ended December 31, 2000, Syngenta had US$15 million of revenues from Novartis.

Prior to the formation of Syngenta, Novartis provided Novartis agribusiness with certain general and administrative services, including insurance, legal, treasury, financial and other corporate functions. Although certain assets, liabilities and expenses related to these services were allocated to Novartis agribusiness, up to the Separation Date the results of operations and cash flows presented in these consolidated financial statements may not have been the same as those that would have occurred had the businesses been an independent entity. Subsequent to the Separation Date, Syngenta now operates its own arrangements independent of Novartis, for these services.

The income statements include the following related party transactions that Syngenta had with the rest of Novartis:

(US$ million)	2000
Charges to operating expenses of segments	(30)
Charges to operating expenses included in Corporate and other activities [1]	(39)
Charges to financial expense [2]	(89)
Total	**(158)**

[1] Allocated by Novartis based on sales. Certain of these services between Novartis and Syngenta are continuing after the demerger pursuant to transition agreements.

[2] As described in Note 1, Novartis agribusiness received interest bearing financing from Novartis.

Amounts due from / (due to) Novartis at December 31 are included within the balance sheet captions as follows:

(US$ million)	Notes	2000
Trade and other accounts receivable	10	15
Current financial debts	18	(144)
Net amount payable to Novartis		(129)

Syngenta has entered into agreements with Novartis and AstraZeneca to govern certain of the ongoing relationships between Syngenta, Novartis and AstraZeneca at and after the Separation Date and to provide for an orderly transition. Based upon the accounting for the Transactions as an acquisition of Zeneca agrochemicals business by Novartis agribusiness, the agreements with Novartis are considered to be related party agreements. Brief descriptions of significant related party agreements follow.

The Separation Agreements outlined below have provided for the provision of various services between Syngenta and Novartis on a transitional basis and ensure that both parties have access to necessary information in the future. Certain Separation Agreements also allocate and separate amongst the parties the historic, current and possible future liabilities of the Novartis agribusiness and Zeneca agrochemicals business from the liabilities of the remaining activities of Novartis and AstraZeneca.

Indemnity Matters Agreement

The Indemnity Matters Agreement between Novartis and Syngenta specifies the losses that each party has reciprocally covenanted to pay arising from any damages that may arise relating to both existing and former operations and divested divisions of the respective businesses. The parties are not obligated to reimburse each other for amounts which are covered under an insurance policy or otherwise from a third party.

Environmental Matters Agreements

The Environmental Matters Agreements between Syngenta, Novartis and AstraZeneca outline the covenants to indemnify each other in respect of liabilities relating to environmental and health and safety matters (other than product liability claims) against respective group companies and affiliates which arise through the historic, current and future operations of Syngenta. The purpose of the Environmental Matters Agreements is to address, in general terms, the rights and obligations of Novartis, AstraZeneca and Syngenta for environmental claims that have been or will be incurred and to identify special arrangements for environmental matters related to specific affiliates of each party. The parties are not obligated to reimburse each other for amounts which are covered under an insurance policy or otherwise from a third party.

Tax Deed

The Tax Deed allocates Novartis' and Syngenta's responsibilities for certain tax matters. Novartis retained all tax liabilities arising out of or connected to the remaining Novartis businesses (excluding Novartis agribusiness) and the reorganization of the Novartis group for the purpose of separating Novartis agribusiness, except for certain events as described in the Tax Deed. Syngenta has assumed and will be responsible for all tax liabilities arising out of or connected to the Novartis agribusiness or a Syngenta-related event as described in the Tax Deed. The Deed also provides for the management of tax affairs and dispute resolution.

Intellectual Property Agreements

Under the Intellectual Property Agreements, Syngenta acquired title to all relevant intellectual property that is exclusive to or predominantly relates to its business. Syngenta will license or will be licensed relevant intellectual property pertaining to the business of Syngenta that it shares with Novartis.

Licenses (other than the license of the Zeneca or Novartis house mark and domain names) are worldwide, exclusive in the field, royalty free and perpetual. The licenses of the Novartis house mark and domain names are exclusive in the agribusiness field, royalty-free and expire three years after the date of the completion of the transactions. The licenses of the Zeneca house mark and domain names are exclusive in the agrochemicals field, royalty free and expire on January 4, 2005.

Pension Agreements

Pension Agreements outline how the liabilities and assets relating to benefits accrued by employees transferring to Syngenta were to be transferred to Syngenta by AstraZeneca and Novartis, as applicable. In the case of employees in the Novartis Swiss pension fund transferring to Syngenta, the form and structure of the transfer was determined in accordance with Swiss law. Except as otherwise required by law or the terms of the applicable benefit program, liabilities for benefits accrued by retirees or other former employees were not transferred to Syngenta. For a transitional period after the creation of Syngenta, certain Syngenta employees continued to participate in the respective Novartis and/or AstraZeneca arrangements under which they were previously covered. However, Syngenta now operates all its significant employee benefit arrangements independently from Novartis and AstraZeneca.

29. Commitments and contingencies

(US$ million)		2002	2001	2000
Leasing commitments:				
Commitments arising from fixed-term operating leases in effect at December 31 are as follows:				
	2001	-	-	20
	2002	-	30	16
	2003	13	19	8
	2004	12	18	3
	2005	8	11	2
	2006	3	9	-
	2007	2	-	-
	Thereafter	4	43	6
Total		**42**	**130**	**55**
Operating lease expense of current year		**30**	**31**	**26**

Commitments for the purchase of property, plant and equipment	**32**	**7**	**47**

As of December 31, 2002, Syngenta had entered into the following long-term commitments to purchase minimum quantities of certain raw materials. The approximate payments committed are as follows:

(US$ million)	2002
2003	133
2004	96
2005	64
2006	57
2007	54
Thereafter	38
Total	**442**

Syngenta has entered into long-term research agreements with various institutions to fund various research projects and other commitments. The approximate payments committed to these institutions are as follows:

(US$ million)	2002	2001	2000
2001	-	-	44
2002	-	52	33
2003	11	32	30
2004	11	21	26
2005	5	5	-
2006	3	2	-
2007	1	-	-
Thereafter	-	1	-
Total	**31**	**113**	**133**

Contingencies

Group companies have to observe the laws, government orders and regulations of the country in which they operate. A number of them are currently involved in administrative proceedings arising out of the normal conduct of their business.

A number of Group companies are also the subject of litigation arising out of the normal conduct of their business, as a result of which claims could be made against them which, in whole or in part, might not be covered by insurance. In the opinion of Syngenta's management, however, the ultimate outcome of the actions referred to will not materially affect Syngenta's financial condition, but could be material to Syngenta's results of operation in a given period.

Environmental matters

Syngenta has environmental liabilities at some currently or formerly owned, leased and third party sites throughout the world.

In the USA, Syngenta, or its indemnities, has been named under federal legislation (the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended) as a potentially responsible party ("PRP") in respect of several sites. Syngenta expects to be indemnified against a proportion of the liabilities associated with a number of these sites by the seller of the businesses associated with such sites and, where appropriate, actively participates in or monitors the clean-up activities at the sites in respect of which it is a PRP.

Syngenta has provisions in respect of environmental remediation costs in accordance with the accounting policy described in Note 2 and as shown in Note 21, Provisions. The environmental provision is principally related to potential liabilities at various locations. The estimated provision takes into consideration the number of other PRPs at each site and the identity and financial positions of such parties in light of the joint and several nature of the liability.

The requirement in the future for Syngenta ultimately to take action to correct the effects on the environment of prior disposal or release of chemical substances by Syngenta or other parties, and its costs, pursuant to environment laws and regulations, is inherently difficult to estimate. The material components of the environmental provisions consist of a risk assessment based on investigation of the various sites. Syngenta's future remediation expenses are affected by a number of uncertainties which include, but are not limited to, the method and extent of remediation, the percentage of material attributable to Syngenta at the remediation sites relative to that attributable to other parties, and the financial capabilities of the other potentially responsible parties.

Syngenta believes that its provisions are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities in this area, it cannot be guaranteed that additional costs will not be incurred beyond the amounts accrued. The effect of resolution of environmental matters on results of operations cannot be predicted due to uncertainty concerning both the amount and the timing of future expenditures and the results of future operations. Management believes that such additional amounts, if any, would not be material to Syngenta's financial condition but could be material to Syngenta's results of operations in a given period.

30. Principal currency translation rates

		2002 US$	2001 US$	2000 US$
Year end rates used for the consolidated balance sheets, to translate the following currencies into US$, are:				
	Swiss franc	1.39	1.66	1.63
	British pound sterling	0.62	0.69	0.67
	Japanese yen	118.72	131.31	114.89
	Euro	0.95	1.13	1.07
	Brazilian real	3.54	2.33	1.95
Average rates of the year used for the consolidated income and cash flow statements, to translate the following currencies into US$, are:				
	Swiss franc	1.57	1.69	1.69
	British pound sterling	0.67	0.69	0.66
	Japanese yen	125.55	120.63	107.69
	Euro	1.07	1.12	1.08
	Brazilian real	2.89	2.32	1.80

31. Financial instruments

Market Risk

Syngenta is exposed to market risk, primarily due to changes in foreign exchange and interest rates and to market price volatility on inventory purchase contracts. Management actively monitors these exposures. To manage the volatility relating to these exposures, Syngenta enters into derivative financial instruments. Syngenta's objective is to reduce fluctuations in cash flows and earnings associated with changes in interest rates and foreign currency rates. Syngenta does not enter into any financial transactions unrelated to the operating business.

Foreign Exchange Rates

Syngenta uses US dollars as its reporting currency and is therefore exposed to foreign exchange movements in a wide range of currencies. Consequently, it enters into various contracts, which change in value as foreign exchange rates change, to preserve the value of assets, commitments and anticipated transactions. To cover existing balance sheet exposures, and to hedge committed foreign currency transactions Syngenta uses forward contracts. To hedge anticipated foreign currency cash flows Syngenta uses currency options and forward contracts. Syngenta has only options, or combinations of options, where a net premium was paid.

Interest Rates

Syngenta monitors its interest rate exposures and analyzes the potential impact of interest rate movements on net interest expense. In order to manage the volatility of net interest expense, Syngenta may enter into derivative transactions to achieve a desired fixed to floating rate ratio on net debt.

Credit Risk

Syngenta has policies and operating guidelines in place to ensure that treasury and derivative transactions are limited to transactions with high credit quality banks and financial institutions.

Syngenta regularly monitors its exposure to loss from both country and customer risk. Syngenta has policies and operating guidelines in place to reduce the risk of loss by limiting the amount of exposure to individual countries and customers, or requiring additional security against exposures related to them, based on Syngenta's assessment of the risks involved.

Notes to the Syngenta Group Consolidated Financial Statements

Liquidity Risk
Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities. Syngenta's liquidity situation is monitored in a pro-active manner in order to ensure that Syngenta has sufficient liquidity reserves at all times.

Fair Value Hedges
During 2002, the Group held interest rate swaps involving the exchange of fixed for floating rate interest payments that qualified for hedge accounting as designated fair value hedges relating to bond liabilities. The fair value movements of these interest rate swaps that hedge interest rate risk are included in the consolidated income statement. There is an immaterial amount of hedge ineffectiveness on these swaps.

Cash Flow Hedges
The Group maintains interest rate swaps and cross currency swaps that qualify for hedge accounting as designated cash flow hedges relating to future interest payments on bond liabilities. The revaluation of these swaps is included in the cash flow hedge reserve and is recycled to the income statement as the interest charges relating to the bond are recorded. There is an immaterial amount of hedge ineffectiveness related to these hedges.

Syngenta uses forward contracts and purchased currency options to hedge anticipated foreign currency cash flows. These all qualify for hedge accounting and are designated as foreign currency cash flow hedges. Gains and losses are held in the cash flow hedge reserve and are recycled to the income statement in order to match the revenue recognition of the underlying hedged transaction. There is an immaterial amount of hedge ineffectiveness related to these hedges.

Syngenta uses forward commodity contracts and purchased options to hedge anticipated and committed future purchases. These contracts qualify for hedge accounting and are designated as cash flow hedges. Gains and losses are held in the cash flow hedge reserve and are recycled to the income statement when the related purchases are recorded and recognized in the income statement. There is an immaterial amount of hedge ineffectiveness related to these hedges.

Gains and losses on cash flow hedges are ultimately recorded in the income statement consistently with the underlying hedged item.

Undesignated Hedges
The Group also maintains cross currency swaps that convert its floating euro denominated debt into floating US dollar denominated debt. They are not designated as hedges. These cross currency swaps are recorded at fair value and the fair value movements recorded in financial expense in the income statement largely offset the revaluation on the debt liability from euro to US dollar. Additionally, the Group enters into certain foreign currency transactions that are not designated as hedges for accounting purposes. The fair value movements from these transactions are recorded in the income statement.

Notes to the Syngenta Group Consolidated Financial Statements

The contract values of financial instruments held at December 31, 2002, 2001 and 2000 were as follows:

(US$ million)	2002	2001	2000
Interest Rate Swaps			
Less than one year	-	-	-
One to five years	1,516	1,106	-
Five to six years	-	-	250
Cross Currency Swaps			
Less than one year	296	-	-
One to five years	677	973	-
Five to six years	-	-	-
Foreign Exchange Forward Contracts			
Swiss franc	534	450	942
British pound sterling	1,002	756	769
Other European currencies	306	246	14
US dollar	1,313	911	112
Others	61	35	15
Total	**3,218**	**2,398**	**1,852**

Maturities on foreign exchange forward contracts range from 3 to 338 days.

(US$ million)	2002	2001	2000
Currency Option Contracts			
Swiss franc	570	350	-
British pound sterling	446	334	-
US dollar	232	36	-
Total	**1,248**	**720**	-

Maturities on currency option contracts range from 8 to 372 days.

The currency shown in the above tables reflects the bought currency, which is in most cases the functional currency of the entity involved. There are many sold currencies reflecting the broad range of Syngenta's exposures.

The notional amounts and fair values of the above instruments at December 31, 2002, 2001 and 2000 are as follows:

	Notional Amount			Positive Fair Value			Negative Fair Value		
(US$ million)	2002	2001	2000	2002	2001	2000	2002	2001	2000
Interest Rate Swaps	1.516	1,106	250	38	-	-	(57)	(22)	-
Cross Currency Swaps	973	973	-	247	50	-	-	-	-
Foreign Exchange Forward Contracts	3,218	2,398	1,852	62	13	33	(37)	(63)	(18)
Currency Option Contracts	1,248	720	-	42	12	-	-	-	-
Commodity Forward Contracts (designated as cash flow hedges)	32	38	-	2	-	-	-	(2)	-
Of the above:									
Interest Rate Swaps designated as cash flow hedges	1,516	817	250	31	-	-	(47)	(13)	-
Foreign Exchange Forward Contracts and Currency Option Contracts designated as cash flow hedges	1.316	749	1,168	25	-	18	-	(2)	(13)

Gains and losses on interest rate swaps designated as cash flow hedges are as follows:

(US$ million)	2002	2001	2000
Gains/(losses) recognized in equity	(16)	(13)	-
Gains/(losses) recognized in net income	(8)	(5)	-
Gains/(losses) adjusted against carrying amount of non-current financial debts	2	(4)	-

The forecasted future interest payments designated as the hedged item for the above interest rate swaps are expected to occur and be reported in net income as follows:

(US$ million)	2002	2001	2000
Less than one year	-	-	-
One to five years	(16)	(13)	-
Five to six years	-	-	-

Gains and losses on foreign exchange forward contracts and options designated as cash flow hedges are as follows:

(US$ million)	2002	2001	2000
Gains/(losses) recognized in equity	25	(2)	-
Gains/(losses) recognized in net income	43	(6)	-

The forecasted foreign currency transactions designated as the hedged items for the above foreign currency forward contracts and options are expected to occur and to be reported within net income within one year from the balance sheet date.

Gains and losses on commodity forward contracts designated as cash flow hedges are as follows:

(US$ million)	2002	2001	2000
Gains/(losses) recognized in equity	1	(2)	-
Gains/(losses) recognized in net income	(1)	(1)	-

The forecasted transactions designated as the hedged items for the above commodity forward contracts are expected to occur and be reported within net income within one year from the balance sheet date.

No gains or losses were reclassified into earnings as a result of cash flow hedges being discontinued on the grounds that it had become unlikely that the hedged forecasted transaction would occur.

Available-for-sale financial assets

Unrealized losses of US$40 million on re-measuring available-for-sale financial assets to fair value were recognized in equity in 2002 (2001 US$11 million). No amounts were reported in net income for the period. Quoted market prices are used to determine fair value for quoted investments.

Embedded derivatives

Syngenta has procedures which will ensure that existing and new contracts are reviewed for embedded derivatives and their valuation on an ongoing basis. The results of the procedures for embedded derivatives show that Syngenta was not party to any significant contracts that contain embedded derivatives at December 31, 2002. Those embedded derivatives that potentially had to be separately accounted for were found to have an immaterial value as of December 31, 2001 and 2000.

Notes to the Syngenta Group Consolidated Financial Statements

Off-balance sheet finance

At December 31, 2002, non-recourse factoring amounted to US$14 million (2001: US$35 million; 2000: US$75 million). Under these arrangements, Syngenta has no liability under the factored principal, but pays interest at a commercial rate until the underlying debtor has either settled or has been declared insolvent.

Syngenta has no other off-balance sheet financing transactions or arrangements.

Notes to the Syngenta Group Consolidated Financial Statements

32. Syngenta's operations, associates and joint ventures as at December 31, 2002

The following are the significant legal entities in the Syngenta group. Please refer to Note 2 "Accounting Policies" for the appropriate accounting method applied to each type of entity.

Country	Domicile	Percentage Owned By Syngenta		Share Capital Local Currency [1]	Function Of Company
Argentina					
Syngenta Seeds S.A.	Buenos Aires	100%	ARS	980,000	Sales/Production/ Research
Syngenta Agro S.A.	Buenos Aires	100%	ARS	1,898,205	Sales/Production
Australia					
Syngenta Crop Protection Pty Ltd.	Pendle Hill	100%	AUD	13,942,909	Sales/Production
Syngenta Seeds Pty Ltd.	Keysborough	100%	AUD	1,000,000	Sales
Bangladesh					
Syngenta Bangladesh Limited	Dhaka	60%	BDT	102,844,000	Sales/Production
Belgium					
Syngenta Crop Protection N.V.	Ruisbroek	100%	EUR	3,809,521	Sales
Bermuda					
Syngenta Investment Ltd.	Hamilton	100%	BMD	12,000	Finance
Syngenta Reinsurance Ltd.	Hamilton	100%	BMD	120,000	Reinsurance
Brazil					
Syngenta Seeds Ltda.	São Paulo	100%	BRL	34,678,391	Sales/Production/ Research
Syngenta Proteção de Cultivos Ltda.	São Paulo	100%	BRL	833,186,731	Sales/Production
Canada					
Syngenta Seeds Canada, Inc.	Arva, Ont	100%	CAD	1,000,000	Sales/Production/ Research
Syngenta Crop Protection Canada, Inc.	Guelph, Ont	100%	CAD	1,700,000	Sales/Research
Chile					
Syngenta Agribusiness S.A.	Santiago de Chile	100%	CLP	2,190,898,985	Sales/Production
China					
Syngenta (Suzhou) Crop Protection Company Limited	Kunshan	95%	CNY	203,747,322	Production
Syngenta Seeds Co., Ltd.	Beijing	100%	CNY	1,400,000	Sales/Production/ Research
Syngenta (China) Investment Company Limited	Beijing	100%	CNY	293,564,523	Holding/Sales
Syngenta Nantong Crop Protection Company Limited	Jiangsu Province	84%	CNY	264,900,506	Production
Syngenta Crop Protection Limited	Hong Kong	100%	HKD	500,000	Sales
Syngenta Asia Pacific Limited	Hong Kong	100%	HKD	5,025,000	Sales
Colombia					
Syngenta S.A.	Bogotá	100%	COP	58,134,293,300	Sales/Production
Costa Rica					
Syngenta Costa Rica S.A.	San José	100%	CRC	105,000,000	Sales
Czech Republic					
Syngenta Czech s.r.o.	Prague	100%	CZK	21,100,000	Sales

Notes to the Syngenta Group Consolidated Financial Statements

Country	Domicile	Percentage Owned By Syngenta		Share Capital Local Currency [1]	Function Of Company
Denmark					
Syngenta Seeds A/S	Slagelse	100%	DKK	2,000,000	Sales
Syngenta Crop Protection A/S	Copenhagen	100%	DKK	9,500,000	Sales
Egypt					
Syngenta Agro S.A.E.	Giza	100%	EGP	3,000,000	Sales
France					
Syngenta France S.A.	Saint Cyr l'Ecole	100%	EUR	74,017,500	Holding
Syngenta Seeds S.A.S.	Saint-Sauveur	100%	EUR	53,715,412	Sales/Production/ Research
Ets. Claude Camille Benoist S.A.	Orgerus	100%	EUR	1,061,169	Sales/Production/ Research
Syngenta Europe Marketing Services S.A.R.L.	Saint Cyr l'Ecole	100%	EUR	10,000	Services
Syngenta Production France S.A.S.	Saint Pierre La Garenne	100%	EUR	37,000	Sales/Production
Syngenta Agro, S.A.S.	Saint Cyr l'Ecole	100%	EUR	44,494,545	Sales/Production/ Research
Agrosem S.A.	Sacy-Le-Petit	80%	EUR	290,000	Sales/Production/ Research
Germany					
Syngenta Seeds GmbH	Kleve	100%	EUR	1,330,000	Sales/Research/ Production
Syngenta Germany GmbH	Maintal	100%	EUR	6,129,000	Holding
Syngenta Agro GmbH	Maintal	100%	EUR	2,100,000	Sales
Greece					
Syngenta Hellas S.A.	Athens	100%	EUR	3,522,000	Sales/Production
Guatemala					
Syngenta LAN, S.A.	Guatemala City	100%	GTQ	1,941,000	Sales/Research
Hungary					
Syngenta Seeds Kft.	Budapest	100%	HUF	47,450,000	Sales/Production/ Research
Syngenta Kft.	Budapest	100%	HUF	80,490,000	Sales
India					
Syngenta India Limited	Mumbai	51%	INR	159,308,320	Sales/Production/ Research
Syngenta Crop Protection Private Limited	Mumbai	100%	INR	275,000,000	Sales/Production
Indonesia					
P.T. Syngenta Indonesia	Jakarta	100%	IDR	58,122,874,000	Sales/Production
Ireland					
Syngenta Ireland Limited	Dublin	100%	EUR	50,789	Sales
Italy					
Syngenta Crop Protection S.p.A.	Milan	100%	EUR	5,200,000	Sales/Production
Syngenta Seeds S.p.A.	Madignano	100%	EUR	5,772,000	Sales/Production/ Research
Agra Societa del Seme S.r.l.	Massa Lombarda	100%	EUR	3,400,000	Sales/Production/ Research
Syngenta S.p.A.	Milan	100%	EUR	1,976,000	Holding
Ivory Coast					
Syngenta Côte d'Ivoire S.A.	Abidjan	100%	XOF	3,328,640,000	Sales/Production

Notes to the Syngenta Group Consolidated Financial Statements

Country	Domicile	Percentage Owned By Syngenta		Share Capital Local Currency [(1)]	Function Of Company
Japan					
Syngenta Seeds K.K.	Chiba-ken	100%	JPY	10,000,000	Sales
Syngenta Japan K.K.	Tokyo	100%	JPY	475,000,000	Sales/Production/ Research
Luxembourg					
Syngenta Participations AG & Co. SNC	Luxembourg	100%	USD	100,000	Holding
Syngenta Luxembourg Finance (#2) Sàrl	Luxembourg	100%	USD	12,500	Finance
Syngenta Luxembourg Finance (#2) S.c.A.	Luxembourg	100%	EUR	100,000	Finance
Syngenta Luxembourg Finance (#1) S.A.	Luxembourg	100%	USD	100,000	Finance
Malaysia					
Syngenta Corporation Sdn. Bhd.	Selangor Darul Ehsan	100%	MYR	10,000,002	Holding
Syngenta Crop Protection Sdn. Bhd.	Selangor Darul Ehsan	85%	MYR	6,000,000	Sales
Mexico					
Syngenta Agro, S.A. de C.V.	Mexico City	100%	MXN	157,530,000	Sales/Production/ Research
Morocco					
Syngenta Maroc S.A.	Casablanca	100%	MAD	55,000,000	Sales
Netherlands					
Syngenta International Participations B.V.	Enkhuizen	100%	EUR	907,560	Holding
Syngenta Seeds International B.V.	Enkhuizen	100%	EUR	68,070	Sales
Syngenta Seeds B.V.	Enkhuizen	100%	EUR	488,721	Holding/Sales/ Production/ Research
Syngenta Manufacturing B.V.	Roosendaal	100%	EUR	2,258,900	Sales/Production/ Research
Syngenta Mogen B.V.	Ridderkerk	100%	EUR	9,343,785	Holding
Stauffer Chemical B.V.	Rotterdam	100%	EUR	31,583,103	Sales/Production
Syngenta Crop Protection B.V.	Rotterdam	100%	EUR	19,059	Sales
Syngenta Alpha B.V.	Ridderkerk	100%	EUR	18,190	Holding
Syngenta Beta B.V.	Ridderkerk	100%	EUR	18,154	Holding
Syngenta Delta B.V.	Ridderkerk	100%	EUR	20,002	Holding
Syngenta Kappa B.V.	Ridderkerk	100%	EUR	20,001	Holding
Syngenta Theta B.V.	Ridderkerk	100%	EUR	18,626	Holding
Syngenta Holding B.V.	Ridderkerk	100%	EUR	20,001	Holding
Pakistan					
Syngenta Pakistan Limited	Karachi	99.7%	PKR	75,937,500	Sales/Production
Panama					
Syngenta S.A.	Panama	100%	USD	10,000	Sales
Philippines					
Syngenta Philippines, Inc.	Manila	100%	PHP	59,850,000	Sales
Poland					
Syngenta Crop Protection Sp.z.o.o.	Warsaw	100%	PLN	15,000,000	Sales
Syngenta Seeds Sp.z.o.o.	Piaseczno	100%	PLN	50,000	Sales
Portugal					
Syngenta Crop Protection – Solucões Para A Agricultura, Lda.	Lisbon	100%	EUR	30,000	Sales
Zeneca Agro-Produtos para a Agricultura Lda.	Lisbon	100%	EUR	112,788	Sales

Notes to the Syngenta Group Consolidated Financial Statements

Country	Domicile	Percentage Owned By Syngenta		Share Capital Local Currency [1]	Function Of Company
Russian Federation					
OOO Syngenta	Moscow	100%	RUR	675,000	Sales
Singapore					
Syngenta Singapore Pte Ltd.	Singapore	100%	SGD	500,000	Sales
South Africa					
Syngenta South Africa (Pty) Ltd.	Johannesburg	100%	ZAR	100	Sales/Production/ Research
South Korea					
Syngenta Seeds Co., Ltd.	Seoul	100%	KRW	6,050,000,000	Sales/Production/ Research
Syngenta Korea Ltd.	Seoul	100%	KRW	54,950,000,000	Sales/Production
Spain					
Syngenta Agro S.A.	Madrid	100%	EUR	7,544,827	Sales/Production
Syngenta Seeds S.A.	Barcelona	100%	EUR	2,404,000	Sales/Production
Syngenta Spain S.L.	Madrid	100%	EUR	3,006	Holding
Koipesol Semillas S.A.	Seville	66%	EUR	3,966,600	Sales/Production/ Research
Sweden					
Syngenta Seeds AB	Landskrona	100%	SEK	210,000,000	Sales/Production/ Research
Switzerland					
Syngenta Supply AG	Basel	100%	CHF	250,000	Sales
Syngenta Crop Protection AG	Basel	100%	CHF	257,000	Holding/Sales/ Production/ Research
Syngenta Seeds AG	Basel	100%	CHF	100,000	Holding
Syngenta Agro AG	Dielsdorf	100%	CHF	2,100,000	Sales/Production/ Research
Syngenta Crop Protection Schweizerhalle AG	Schweizerhalle	100%	CHF	103,000	Production
Syngenta Crop Protection Münchwilen AG	Münchwilen	100%	CHF	5,010,000	Production/ Research
Syngenta Crop Protection Monthey SA	Monthey	100%	CHF	70,000,000	Production
CIMO Compagnie Industrielle de Monthey SA	Monthey	50%	CHF	10,000,000	Production
SF-Chem AG	Schweizerhalle	75%	CHF	7,200,000	Sales/Production
Syngenta International AG	Basel	100%	CHF	100,000	Management Services
Syngenta Participations AG	Basel	100%	CHF	25,000,000	Holding
Syngenta South Asia AG	Basel	100%	CHF	9,000,000	Holding
Taiwan					
Syngenta Taiwan Ltd.	Taipei	100%	TWD	30,000,000	Sales
Thailand					
Syngenta Crop Protection Limited	Bangkok	100%	THB	72,230,400	Sales
Turkey					
Syngenta Tarim Sanayi ve Ticaret A.S.	Izmir	100%	TRL	2,035,000,000,000	Sales/Production

Notes to the Syngenta Group Consolidated Financial Statements

Country	Domicile	Percentage Owned By Syngenta		Share Capital Local Currency [1]	Function Of Company
United Kingdom					
Syngenta Seeds Limited	Guildford	100%	GBP	1,760,935	Sales/Production/ Research
Syngenta Bioline Production Limited	Little Clacton	100%	GBP	10,000	Sales/Production
Syngenta Crop Protection UK Limited	Guildford	100%	GBP	500	Sales/Research
Syngenta Grimsby Limited	Guildford	100%	GBP	10,000,000	Production
Syngenta Holdings Limited	Guildford	100%	GBP	135	Holding
Syngenta Treasury Services Limited	Guildford	100%	GBP	100	Management Services
Syngenta Europe Limited	Guildford	100%	GBP	1	Management Services
Syngenta Limited	Guildford	100%	GBP	464,566,941	Holding/Production/ Research
USA					
Syngenta Crop Protection, Inc.	Greensboro, NC	100%	USD	1.001	Sales/Production/ Research
Syngenta Seeds, Inc.	Golden Valley MN	100%	USD	-	Sales/Production/ Research
Syngenta Biotechnology, Inc.	Research Triangle Park, NC	100%	USD	-	Research
Syngenta Corporation	Wilmington. DE	100%	USD	100	Holding
Syngenta Finance Corporation	Wilimington, DE	100%	USD	10	Finance
Syngenta Investment Corporation	Wilimington, DE	100%	USD	1,000	Intellectual Property
GB Biosciences Corporation	Houston, TX	100%	USD	-	Production
Torrey Mesa Research Institute	San Diego, CA	100%	USD	1,000	Research
Zeneca Ag Products Holdings. Inc.	Wilmington, DE	100%	USD	1.000	Holding
Ukraine					
TOV Syngenta	Kiev	100%	USD	15,000	Sales
Vietnam					
Syngenta Vietnam Limited	Bien Hoa City	100%	UND	55.063,000,000	Sales/Production

In addition, Syngenta is represented by operations, associates or joint ventures in the following countries: Austria, Congo Democratic Republic, Cuba, Czech Republic, Dominican Republic, Ecuador, Guadeloupe, Iran, Kenya, New Zealand, Nigeria, Paraguay, Peru, Romania, Slovakia, Slovenia, Sri Lanka, Swaziland, Ukraine, Uruguay, Venezuela, Yugoslavia and Zimbabwe.

Note 1 Currency code used is according to ISO 4217.

Listed Companies

Syngenta India Limited is listed on the Calcutta Stock Exchange and the Mumbai Stock Exchange. On December 31, 2002 it had a market capitalization of INR 4,046,431,328, and is subject to a public share purchase offer which opened on December 30th. 2002. International Securities Identification Number: INE. 402.CO.1016.

Notes to the Syngenta Group Consolidated Financial Statements

33. Significant differences between IFRS and United States Generally Accepted Accounting Principles

Syngenta's consolidated financial statements have been prepared in accordance with IFRS, which as applied by Syngenta, differs in certain significant respects from US GAAP. The effects of the application of US GAAP to net income and equity are set out in the tables below:

(US$ million, except earnings per share amounts)	Notes	2002	2001	2000
Net income/(loss) reported under IFRS		**(27)**	**34**	**564**
US GAAP adjustments:				
Purchase accounting: Zeneca agrochemicals business	a	46	(288)	(271)
Purchase accounting: other acquisitions	b	(167)	(141)	(92)
Restructuring charges	c	(3)	-	-
Pension provisions (including post-retirement benefits)	d	1	2	-
Stock-based compensation	e	(3)	(3)	(21)
Deferred taxes on unrealized profit in inventory	f	(4)	5	4
Capitalized costs, less disposals and depreciation	g	(2)	8	(1)
Impairment losses	h	(30)	-	-
Deferred tax effect on US GAAP adjustments		24	136	(3)
Net Income/(loss) reported under US GAAP		**(165)**	**(247)**	**180**
Basic and diluted earnings/(loss) per share under US GAAP		(1.62)	(2.44)	2.43

(US$ million)	Notes	2002	2001	2000
Equity reported under IFRS		**4,350**	**4,086**	**4,210**
US GAAP adjustments:				
Purchase accounting: Zeneca agrochemicals business	a	(483)	(468)	(240)
Purchase accounting: other acquisitions	b	931	1,098	1,239
Restructuring charges	c	(7)	-	-
Pension provisions (including post-retirement benefits)	d	(97)	(3)	(5)
Stock-based compensation	e	-	-	-
Deferred taxes on unrealized profit in inventory	f	(37)	(33)	(37)
Capitalized costs, less disposals and depreciation	g	27	28	20
Impairment losses	h	23	-	-
Deferred tax effect on US GAAP adjustments		(174)	(291)	(367)
Equity reported under US GAAP		**4,533**	**4,417**	**4,820**

(US$ million)	2002	2001	2000
Components of equity in accordance with US GAAP:			
Share capital	667	667	667
Additional paid-in capital	5,174	5,174	5,174
Treasury shares, at cost	(512)	(518)	(524)
Retained deficit	(518)	(305)	(58)
Accumulated other comprehensive income:			
- Currency translation adjustment	(263)	(573)	(439)
- Unrealized holding gains/(losses) on available-for-sale financial assets	2	(11)	-
- Derivative financial instruments designated as cash flow hedges	13	(17)	-
- Additional minimum pension liability adjustment	(94)	-	-
- Deferred taxes	64	-	-
Total	**4,533**	**4,417**	**4,820**

Notes to the Syngenta Group Consolidated Financial Statements

Adoption of Statement of Financial Accounting Standards (SFAS) No. 142

Syngenta has complied with SFAS 142 "Goodwill and Intangible Assets" with effect from 1 January 2002.

As a consequence of the adoption of SFAS 142 as from 1 January 2002, goodwill amortization under US GAAP ceased from that date. SFAS 142 changes the accounting measurement for goodwill from an amortization method to an impairment only method. Under IFRS, goodwill is still required to be amortized.

SFAS 142 does not require prior periods to be restated. Therefore, in all tables presented in this note, 2002 amounts are presented in compliance with SFAS 142 whereas 2001 and 2000 amounts are not. The following table sets forth on a post-tax basis what Syngenta's consolidated US GAAP net income/(loss) and earnings/(loss) per share would have been in 2001 and 2000 if adjusted to exclude amortization expense related to goodwill and other intangible assets that are no longer amortized.

(US$ million)	2002	2001	2000
Reported net income/(loss) under US GAAP	(165)	(247)	180
Amortization expense for goodwill and assembled workforce	-	42	26
Adjusted net income/(loss) under US GAAP	**(165)**	**(205)**	**206**
Reported earnings/(loss) per share under US GAAP (basic and diluted)	(1.62)	(2.44)	2.43
Amortization expense for goodwill and assembled workforce	-	0.42	0.35
Adjusted earnings/(loss) per share under US GAAP (basic and diluted)	**(1.62)**	**(2.02)**	**2.78**

Changes in shareholders' equity in accordance with US GAAP are as follows:

(US$ million)	
January 1, 2000 (US GAAP)	**3,491**
Net income for the year under US GAAP	180
Net transfers to Novartis [(1)]	(164)
Issuance of shares in consideration for Zeneca agrochemicals business	1,945
Acquisition of treasury shares	(524)
Foreign currency translation adjustment	(108)
December 31, 2000 (US GAAP)	**4,820**
Net loss for the year under US GAAP	(247)
Issuance of shares under employee share purchase plan	6
Unrealized holding gains/(losses) on available-for-sale financial assets	(11)
Net gains/(losses) on derivative financial instruments designated as cash flow hedges	(17)
Foreign currency translation adjustment	(134)
December 31, 2001 (US GAAP)	**4,417**
Net loss for the year under US GAAP	(165)
Issuance of shares under employee share purchase plan	6
Dividends paid to group shareholders	(48)
Unrealized holding gains/(losses) on available-for-sale financial assets	13
Net gains/(losses) on derivative financial instruments designated as cash flow hedges	30
Additional minimum pension liability	(94)
Income taxes (charged)/credited to shareholders' equity	64
Foreign currency translation adjustment	310
December 31, 2002 (US GAAP)	**4,533**

(1) Net transfers to Novartis includes transfers of US$183 million on an IFRS basis net of transfers of pension and stock-based compensation amounts upon spin-off.

Notes to the Syngenta Group Consolidated Financial Statements

a: Purchase accounting: Zeneca agrochemicals business

As discussed in Note 3, the merger of Novartis agribusiness and Zeneca agrochemicals business resulted in the formation of Syngenta. For accounting purposes this transaction is presented in the consolidated financial statements as a purchase business combination with Novartis agribusiness being the acquirer of Zeneca agrochemicals business.

In accordance with IAS 22 (revised), the difference between the purchase price and the aggregate fair value of tangible and intangible assets and liabilities acquired in a business combination is capitalized as goodwill and amortized over its useful life. There is a rebuttable presumption in IAS 22 (revised) that the useful life of goodwill does not exceed 20 years. Under US GAAP, the difference between the purchase price paid and the fair value of net assets acquired as part of a business combination is capitalized as goodwill but since the adoption of SFAS 142 this is no longer amortized. The allocation of purchase price also differs and is shown below.

The purchase price allocation was as follows under US GAAP:

US GAAP purchase accounting (US$ million)	2001 purchase price allocation	2002 changes	2002 purchase price allocation
Intangible assets related to marketed products	1,491	-	1,491
Property, plant and equipment	1,200	-	1,200
Assembled workforce	142	-	142
Other identifiable intangible assets	149	-	149
In-process R&D	365	-	365
Current assets	2,013	-	2,013
Current liabilities	(2,166)	-	(2,166)
Other net liabilities	(1,624)	23	(1,601)
Goodwill	195	(23)	172
Total	**1,765**	-	**1,765**

The components of the equity and income adjustment related to the US GAAP purchase accounting adjustments are as follows:

	2002 Components to reconcile		2001 Components to reconcile		2000 Components to reconcile	
(US$ million)	Net Income	Equity	Net Income	Equity	Net Income	Equity
Assembled workforce	-	-	(14)	126	(2)	140
In-process R&D	-	-	-	-	(365)	-
Restructuring	-	-	81	(3)	93	-
Property, plant and equipment	6	(48)	(175)	(54)	-	-
Intangible assets – marketed products	2	(44)	(108)	(47)	-	-
Other changes	-	(23)	(81)	-	-	-
Goodwill	38	(368)	9	(490)	3	(380)
Total adjustment	**46**	**(483)**	**(288)**	**(468)**	**(271)**	**(240)**

Assembled Workforce

Under IFRS, the value assigned to Zeneca agrochemicals business' assembled workforce acquired by Syngenta is treated as goodwill and amortized over 20 years. Under US GAAP, through December 31, 2001, the amortization charge was taken over an estimated average employee service life of 10 years. With effect from January 1, 2002, in accordance with SFAS 142, assembled workforce, net of related deferred taxes of US$42 million, has been reclassified as goodwill.

Notes to the Syngenta Group Consolidated Financial Statements

In-Process Research and Development

Under IFRS, in-process research and development costs are not identified as an acquired asset in connection with the allocation of the purchase price but rather capitalized as goodwill and amortized over their expected useful lives. US GAAP requires the identification of in-process research and development as a component of the purchase price allocation. Such amounts in which technological feasibility has not been established and that have no alternative future use must be charged as an expense at the time of acquisition. In accordance with US GAAP, Syngenta has expensed in-process research and development of US$365 million in connection with the acquisition of Zeneca agrochemicals business in 2000.

Restructuring

Restructuring costs of US$93 million charged to net income under IFRS were included in 2000 as non-income fair value adjustments within purchase accounting for Zeneca agrochemicals business under US GAAP.

In 2001, restructuring costs of US$61 million charged to net income under IFRS were included as non-income fair value adjustments within purchase accounting for Zeneca agrochemicals business under US GAAP. Also, relocation expenses of US$3 million associated with one restructuring plan, which were not recognized under IFRS, as the employees had not relocated as at December 31, 2001 in accordance with IAS 37, were recognized as a liability and as part of the purchase price allocation under EITF 95-3. In 2002, this item is presented in the line "Restructuring charges" – see item c below.

Property, plant and equipment and Intangible assets related to marketed products

Under IFRS, an intangible asset was recognized during 2001 for two products which achieved registration for sale during the purchase price allocation period but were recognized as in-process research and development in the 2000 financial statements for US GAAP. For US GAAP purposes, in-process research and development has not been adjusted to reflect this capitalization under IFRS.

In 2001, Syngenta reviewed the recoverability of property, plant and equipment and intangible assets related to marketed products associated with certain products reported within the Crop Protection segment, in view of the impact of pre-acquisition changes in selling prices and competitive pressure. While the evaluation of information obtained subsequent to the acquisition date pertaining to events and conditions existing at that date permitted an adjustment to the purchase price allocation pursuant to IAS 22 (Note 3), under US GAAP the post-acquisition evaluation triggered the recognition of an impairment loss pursuant to SFAS 121. Impairment losses of US$282 million were therefore recognized pursuant to SFAS 121 in US GAAP net loss for 2001 in respect of certain products assumed in the Zeneca agrochemicals business combination. The impairment losses were calculated based on discounted net cash flows expected to be generated over the respective estimated product lives. In 2002, the charge for depreciation and amortization of these assets under US GAAP was US$8 million less than under IFRS as a result of the fact that the recoverable amounts of the assets were determined at different dates and were consequently different.

Other changes

SOP 96-1 sets forth the US GAAP accounting and disclosure requirements for environmental remediation liabilities and refers to the guidance in SAB 92 with respect to environmental liabilities assumed in a business. In 2001 Syngenta recorded US$63 million as a purchase accounting allocation adjustment under IFRS (Note 3), but as a change in estimate within the 2001 net loss under US GAAP. Syngenta also recorded in 2001 US$15 million related to receivables recorded at acquisition date, which were subsequently determined to be uncollectible. Of the US$15 million, US$11 million related to value added tax now considered unlikely to be recovered from the respective government authorities. Under US GAAP (SAB 61), the information obtained subsequent to acquisition date, permitting a purchase price allocation adjustment under IAS 22, was accounted for as a change in estimate within the 2001 net loss. Syngenta also recorded in 2001 US$3 million related to an inventory provision. Under IFRS, the documentation supporting the provision provides additional evidence of circumstances at the date of the acquisition balance sheet, and was accounted for as a purchase accounting adjustment, but, as the documentation is post-acquisition, under US GAAP, it was accounted for as a change in estimate within the 2001 net loss.

In 2002, to reflect new developments in income tax matters which were uncertain at the date of acquisition, Syngenta recorded a US$23 million reduction in income tax liabilities. IAS 22 requires changes in estimates of pre-acquisition income tax liabilities to be recorded in net income if they are made after the end of the first full accounting period following the acquisition – in this case, after December 31, 2001. Under US GAAP (EITF 93-7 and SFAS 109), changes in estimates relating to taxes of the acquired entity and to periods prior to the acquisition date are adjusted against goodwill in whichever subsequent period they are made.

b: Purchase accounting: other acquisitions

The components of the equity and income adjustments related to the US GAAP purchase accounting adjustments for 2002, 2001 and 2000 related to other acquisitions are as follows:

	2002 Components to reconcile		2001 Components to reconcile		2000 Components to reconcile	
(US$ million)	Net income	Equity	Net income	Equity	Net income	Equity
Ciba-Geigy	(174)	864	(134)	1,038	(85)	1,172
Pre-1995 goodwill	(8)	81	(10)	89	(10)	99
Merck goodwill	6	(23)	3	(29)	3	(32)
Other goodwill	9	9	-	-	-	-
Total	**(167)**	**931**	**(141)**	**1,098**	**(92)**	**1,239**

Ciba-Geigy

Novartis, the former parent company of Novartis agribusiness, was formed in 1996 by the merger of Sandoz and Ciba-Geigy. The accounting treatment for the 1996 merger of Sandoz and Ciba-Geigy under IFRS is different from the accounting treatment under US GAAP. For IFRS purposes, the merger was accounted for as a uniting of interests, however, for US GAAP the merger did not meet all of the required conditions of Accounting Principles Board Opinion No. 16 for a pooling in interests and therefore has been accounted for as a purchase under US GAAP. The merger was consummated before the effective date of Interpretation 9 of the SIC on accounting for business combinations. Under US GAAP, Sandoz is deemed to be the acquirer with the assets and liabilities of Ciba-Geigy being recorded at their estimated fair values and the results of Ciba-Geigy being included from December 20, 1996. Syngenta has specifically identified the fair value adjustments of the Ciba-Geigy US GAAP purchase price allocation that pertain to Syngenta.

The fair value of net assets acquired exceeded the purchase price resulting in negative goodwill of US$1,163 million which was allocated to the acquired non-current, non-monetary assets. The recording of deferred tax assets and liabilities related to the temporary differences between the assigned fair values of assets and liabilities and their respective tax bases resulted in the allocation of a deferred tax adjustment to the net assets purchased.

The fair value of the non-current, non-monetary assets on the date of acquisition has been reduced proportionately by negative goodwill. The final values assigned were as follows:

(US$ million)	
Intangible assets related to marketed products	1,787
Property, plant and equipment	1,095
Other identifiable intangible assets	257
In-process R&D	866
Other net assets	1,471
Total	**5,476**

The main component of the equity and income adjustments related to the Ciba-Geigy US GAAP purchase accounting adjustment relates to the net book value and amortization of intangible assets over their useful lives.

Also, a product was divested in 2001 in compliance with requirements of the competition authorities on formation of Syngenta. The retirement of the US GAAP carrying amount of the related intangible asset of US$21 million is included in the adjustment for 2001.

The US GAAP fair values of certain former Ciba-Geigy products have been reviewed to consider the effects of the Zeneca agrochemicals business acquisition and other changes in market conditions. An impairment loss of US$83 million has been recorded against the US GAAP carrying amount of certain product rights and this loss is included in the adjustment for 2002. An impairment loss of US$16 million was recorded in the adjustment for 2001.

Pre-1995 Goodwill

In accordance with IAS 22 (revised), the difference between the purchase price and the aggregate fair value of tangible and intangible assets and liabilities acquired in a business combination is capitalized as goodwill and amortized over its useful life. There is a rebuttable presumption under IAS 22 (revised) that the useful life of goodwill does not exceed 20 years. Under US GAAP, the difference between the purchase price and fair value of net assets acquired as part of a business combination is capitalized as goodwill, but since the adoption of SFAS 142 this is no longer amortized.

Prior to January 1, 1995, Syngenta wrote-off all goodwill directly to equity in accordance with IFRS existing at that time. The adoption of IAS 22 (revised) did not require prior period restatement. Accordingly, a US GAAP difference exists with respect to pre-January 1, 1995 goodwill, and, in respect of 2001 and prior years, amortization of that goodwill. In accordance with SFAS 142, the goodwill ceased to be amortized with effect from January 1, 2002.

Merck & Co, Inc.

Under IFRS, in-process research and development costs are not identified as an acquired asset in connection with the allocation of the purchase price but rather capitalized as goodwill and amortized over their expected useful lives. US GAAP requires the identification of in-process research and development as a component of the purchase price allocation. Such amounts in which technological feasibility has not been established and that have no alternative future use, must be charged as an expense at the time of acquisition. In accordance with US GAAP, Syngenta expensed in-process research and development of US$36 million in 1997 in connection with the acquisition of product rights and related net assets from Merck & Co., Inc. As a result, the goodwill amount recognized under IFRS was higher than under US GAAP. In accordance with SFAS 142, the goodwill ceased to be amortized for US GAAP with effect from January 1, 2002, but continued to be amortized for IFRS.

c: Restructuring charges

Under IFRS, restructuring charges are accrued against operating income in the period in which Syngenta develops a detailed formal plan in respect of the restructuring, a valid expectation has been raised in those affected by the restructuring that termination benefits will be paid, and the amount can be reasonably estimated. However, relocation costs cannot be recognized as liabilities until an employee actually relocates. Under US GAAP relocation costs of US$3 million were recognized in 2001 in respect of an announced plan to relocate former Zeneca agrochemicals business employees where relocations have not yet taken place. This adjustment is shown in the line "Purchase Accounting; Zeneca agrochemicals" in the net income and equity US GAAP reconciliation for 2001. In 2002, relocation costs of US$3 million were recognized for US GAAP in line with EITF 94-3, in respect of the announced restructuring of Research and development. The employees concerned had not yet relocated as of December 31, 2002. Both the 2001 Zeneca related and the 2002 relocation cost adjustments are shown in the line "Restructuring charges" in the 2002 US GAAP shareholders' equity reconciliation.

The following schedule reconciles restructuring provisions under IFRS to amounts determined under US GAAP:

(US$ million)	2002	2001	2000
Restructuring provisions in accordance with IFRS	273	257	350
Reclassification of restructuring provisions to property, plant and equipment	-	-	-
Adjustments in restructuring provisions to accord with US GAAP	7	3	-
Restructuring provisions in accordance with US GAAP	**280**	**260**	**350**

Notes to the Syngenta Group Consolidated Financial Statements

Adjustments to restructuring provisions to accord with US GAAP are comprised of the following:

(US$ million)	2002	2001	2000
Employee termination costs	7	3	-
Other third party costs	-	-	-
Adjustments to restructuring provisions to accord with US GAAP	7	3	-

Restructuring provisions in accordance with US GAAP are comprised of the following:

(US$ million)	2002	2001	2000
Employee termination costs	177	150	94
Other third party costs	103	110	256
Restructuring provisions in accordance with US GAAP	280	260	350

Restructuring charges in accordance with US GAAP are comprised of the following:

(US$ million)	2002	2001	2000
Total charges in accordance with IFRS	262	263	316
Adjustments in restructuring charges to accord with US GAAP	3	(81)	(93)
Restructuring charges in accordance with US GAAP	265	182	223

Adjustments to restructuring charges to accord with US GAAP are comprised of the following:

(US$ million)	2002	2001	2000
Restructuring provision recognition	3	-	-
Fair value adjustments (Note 33a)	-	(81)	(93)
Adjustments to restructuring charges to accord with US GAAP	3	(81)	(93)

d: Pension provisions (including post-retirement benefits)

Under IFRS, pension costs and similar obligations are accounted for in accordance with IAS 19 (revised), "Employee Benefits". For purposes of US GAAP, pension costs for defined benefit plans are accounted for in accordance with SFAS No. 87 "Employers' Accounting for Pensions," other post-employment benefits are recorded in accordance with SFAS No. 106 "Employers' Accounting for Post-retirement Benefits other than Pensions" and the disclosure is presented in accordance with SFAS No. 132 "Employers' Disclosures about Pensions and Other Post-retirement Benefits". Syngenta adopted SFAS No. 87 as of January 1, 1998, whereas it adopted IAS 19 (revised) as of January 1, 1999; the difference in adoption dates results in a change in unrecognized actuarial amounts and the timing of any related amortization for both pension and post-retirement benefit plans.

Certain defined benefit pension plan amendments resulted in US$2 million (2001: US$5 million) of past service costs, which were recognized in net income under IAS 19 (revised) but will be amortized over the average future working lives of employees for US GAAP as required by SFAS 87.

Notes to the Syngenta Group Consolidated Financial Statements

Curtailment and settlement gains were recognized in 2002 and 2001 for IFRS as a result of restructuring actions under which Syngenta has materially reduced, or is committed to make material reductions in the number of employees who are members of certain pension plans. Under IAS 19 (revised), a proportion of unrecognized actuarial gains or losses is recognized in net income when a curtailment or settlement occurs, in addition to the change in benefit obligation and, if applicable, plan assets. Under SFAS 88, there is no such proportionate recognition of unrecognized gains and losses when a curtailment occurs. Consequently, certain losses (2001: certain gains) recognized for IFRS in net loss (2001: net income) have not been recognized for US GAAP. Also, under IAS 19 (revised), the net curtailment result is recognized in net income whether it is a gain or loss. Under SFAS 88, curtailment gains are only recognized to the extent that they exceed cumulative unrecognized actuarial losses at the curtailment date. Consequently, certain gains recognized for IFRS in net loss (2001: net income) have not been recognized for US GAAP. The timing of recognition of curtailments and settlements under US GAAP and IFRS also differs. Under IFRS, curtailments and settlements are recognized at the same time as the related restructuring provisions. Under SFAS 88, curtailment losses are recognized when their occurrence becomes probable, while curtailment gains and settlements are not recognized until the event or transaction which causes the curtailment or settlement has occurred. Consequently, certain gains recognized for IFRS in net loss (2001: net income) have not been recognized for US GAAP.

The following is a reconciliation of the balance sheet and income statement amounts recognized for IFRS and US GAAP for both pension and post-retirement benefit plans:

Pension benefits

(US$ million)	2002	2001	2000
Asset/(liability) recognized for IFRS	38	(59)	(53)
Difference in unrecognized past service costs	6	5	-
Additional minimum pension liability for US GAAP	(94)	-	-
Effect of curtailment recognition timing on reported funded status	(9)	(1)	-
Difference in unrecognized actuarial gains and losses	14	(2)	1
Prepaid asset/(liability) recognized for US GAAP	**(45)**	**(57)**	**(52)**
Net periodic benefit cost recognized for IFRS	117	72	12
Past service cost not recognized for US GAAP	(2)	(5)	-
Curtailment and settlement gains/(losses) not recognized for US GAAP	(10)	3	-
Amortization of actuarial amounts	3	-	-
Net periodic benefit cost recognized for US GAAP	**108**	**70**	**12**

Other post-retirement benefits

(US$ million)	2002	2001	2000
Liability recognized for IFRS	(112)	(108)	(103)
Difference in unrecognized amounts	(13)	(5)	(5)
Liability recognized for US GAAP	**(125)**	**(113)**	**(108)**
Net periodic benefit cost recognized for IFRS	10	10	4
Amortization of actuarial amounts	8	-	-
Net periodic benefit cost recognized for US GAAP	**18**	**10**	**4**

e: Stock-based compensation

Syngenta does not account for stock-based compensation expense in the income statement under IFRS, as it is not required. Under US GAAP, Syngenta has applied the intrinsic method, in accordance with Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations ("APB No. 25"), in accounting for all stock-based compensation plans for all periods presented in these financial statements.

The Syngenta Executive Stock Option Plan is considered to be fixed under APB No. 25, as the number of shares to be issued and exercise price were both known at the date of grant. No compensation expense was recorded as the exercise price exceeded the market price on the date of grant.

Notes to the Syngenta Group Consolidated Financial Statements

In 2001, Syngenta introduced an Employee Share Purchase Plan for employees in certain Swiss subsidiaries. This plan was considered to be compensatory based on the amount of the discount allowed for employee share purchases. For US GAAP, compensation expense of US$3 million (2001: US$3 million) was recorded at the grant date, calculated as the spread between the share price on the date of purchase and the purchase price. Under IFRS, this amount was recorded as a movement in shareholders' equity. 108,199 shares were sold to Syngenta employees during 2002 (2001: 123,336 shares). The discount to the Syngenta share price was 50% (2001: 50%).

Prior to the Separation Date, certain Syngenta employees participated in three Novartis-sponsored plans that were subject to measurement under APB No. 25. These included the Novartis Stock Option Plan, the Management ADS Appreciation Cash Plan and the Employee Share Ownership Plan. At the Separation Date, Syngenta discontinued participation in the Novartis Stock Option Plan and the Management ADS Appreciation Cash Plan. The Employee Share Ownership Plan was discontinued at December 31, 2000.

SFAS No. 123 "Accounting for Stock-Based Compensation" and SFAS No. 148 "Accounting for Stock-Based Compensation – Transition and Disclosure" require entities which have applied the intrinsic value method to provide additional disclosures showing amounts which would have been reported in the financial statements if the fair value based method of accounting for stock-based compensation had been applied:

(US$ million)	2002	2001	2000
Net income/(loss) under US GAAP, as reported	(165)	(247)	180
Stock-based employee compensation cost under US GAAP, as reported	3	3	21
Stock-based employee compensation cost which would have been reported for US GAAP under the fair value based method.	(12)	(7)	(17)
Proforma net income/(loss) under US GAAP, as if the fair value based method had been applied	**(174)**	**(251)**	**184**
Basic and diluted earnings/(loss) per share under US GAAP, as reported	(1.62)	(2.44)	2.43
Proforma basic and diluted earnings/(loss) per share under US GAAP as if the fair value based method had been applied	**(1.71)**	**(2.47)**	**2.49**

The weighted average assumptions used in determining fair value of option grants were as follows:

(US$ million)	2002	2001	2000
Dividend yield	1.4%	1.4%	1.3%
Expected volatility	22.8%	22.8%	23.0%
Risk-free interest rate	3.4%	4.5%	3.7%
Expected life	10 years	10 years	10 years

Actual dividend yield may vary from the assumptions used above.

f: Deferred taxes on unrealized profit in inventory

Under IAS 12 (revised 2000), unrealized profits resulting from intercompany transactions are eliminated from the carrying amount of assets, such as inventory. The tax effect thereon is calculated with reference to the local tax rate of the company that holds the inventory (the buyer) at the period-end. However, US GAAP prohibits the recognition of a deferred tax asset for the difference between the tax basis of the assets in the buyer's tax jurisdiction and their cost as reported in the historical consolidated financial statements and requires the deferral of the seller's tax expense incurred upon the intercompany sale.

Notes to the Syngenta Group Consolidated Financial Statements

g: Capitalized costs, less disposals and depreciation

(1) Capitalized interest

Syngenta does not capitalize interest on constructed assets, as it is not required by IFRS. In accordance with US GAAP, interest costs incurred during the construction period (i.e. the period of time necessary to bring a constructed fixed asset to the condition and location necessary for its intended use) must be capitalized and amortized over the useful life of the asset. Under US GAAP, Syngenta would have capitalized US$1 million, US$11 million and US$2 million, of interest costs that were expensed for IFRS reporting purposes for the years ended December 31, 2002, 2001 and 2000 respectively. This amount is net of amortization expense of US$4 million, US$1 million and US$1 million respectively.

(2) Capitalized software

Syngenta has capitalized software costs in accordance with IAS 38 as from January 1, 2000. For US GAAP purposes, costs incurred in the development of software for internal use have been capitalized from January 1, 1999, the date on which Syngenta adopted the provisions of Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". These costs are being amortized over a three-year period. Under US GAAP, for the years ended December 31, 2002, 2001 and 2000 related amortization would have exceeded the relevant capitalized software costs by US$3 million, US$2 million and US$2 million respectively.

h: Impairment losses

(1) Goodwill

In accordance with IAS 36, goodwill has been reviewed for impairment at the lowest level of cash-generating unit where cash flows are separately identifiable. This has led to impairments of US$23 million being recognized. Since the adoption of SFAS 142, under US GAAP, goodwill is required to be tested for impairment at the level of reporting unit. On review of published guidance, Syngenta has determined that the operating segments are the most appropriate interpretation of the definition of reporting unit. Under SFAS 131, Syngenta's operating segments are the same as its reportable segments.

Hence under US GAAP, goodwill was tested for impairment at the segment level. For each segment, there was no indication of impairment to goodwill from the first step of the test set out in SFAS 142 for either the transitional test performed with data as at January 1, 2002 or the annual test performed with data as at September 30, 2002. As a result, impairment has been recognized under IFRS, but not under US GAAP, due to the differences between the prescribed testing regimes. There have been no significant events or changes in circumstances between September 30, 2002 and the balance sheet date that indicate goodwill needs to be re-tested for impairment.

(2) Available-for-sale financial assets

Under IAS 39, where an entity has chosen to report changes in fair value of available-for-sale financial assets in shareholders' equity, it continues to do so even if the market value of an asset falls below cost, unless impairment is objectively evidenced by events such as default, bankruptcy or significant financial difficulty of the investee occurring or becoming probable. These events have not occurred or become probable in respect of any available-for-sale assets held by Syngenta and, accordingly, no impairment has been recorded for IFRS. However, under SFAS 115 as interpreted by SAB 59, impairment is recorded when there is a decline, which is other than temporary, in the value of an available-for-sale security with a readily determinable fair value, unless there is objective evidence that the asset can be realized in the near term at a value in excess of its current market price. Therefore, due to the decline in the market price of certain quoted available-for-sale assets to a level below their original cost, Syngenta has recorded an impairment loss of US$53 million within the 2002 US GAAP net loss in relation to these assets.

Notes to the Syngenta Group Consolidated Financial Statements

Additional US GAAP disclosures

Amortization of intangible assets

Amortization expense under US GAAP for intangible assets, excluding goodwill was US$296 million, US$290 million and US$177 million for the years ended December 31, 2002, 2001 and 2000 respectively.

The estimated amortization expense for intangible assets under US GAAP for each of the five years following the balance sheet date is as follows:

(US$ million)	
2003	263
2004	245
2005	240
2006	235
2007	213

Carrying amount of goodwill

The movements in the carrying amount of goodwill for the years ended December 31, 2002, 2001 and 2000 were as follows:

(US$ million)	2002	2001	2000
January 1	458	521	353
Additions due to purchase business combinations	(23)	(10)	222
Amortization expense	-	(33)	(24)
Impairment losses	-	(19)	(15)
Other movements	62	5	-
Translation effects	9	(6)	(15)
December 31	**506**	**458**	**521**

The above figures are analyzed by reportable segment as follows. No goodwill is attributable to the Plant Science segment.

Crop Protection

(US$ million)	2002	2001	2000
January 1	331	388	193
Additions due to purchase business combinations	(23)	(11)	222
Amortization expense	-	(23)	(13)
Impairment losses	-	(17)	-
Other movements	70	(1)	3
Translation effects	9	(5)	(17)
December 31	**387**	**331**	**388**

Seeds

(US$ million)	2002	2001	2000
January 1	127	133	160
Additions due to purchase business combinations	-	1	-
Amortization expense	-	(10)	(11)
Impairment losses	-	(2)	(15)
Other movements	(8)	6	(3)
Translation effects	-	(1)	2
December 31	**119**	**127**	**133**

Notes to the Syngenta Group Consolidated Financial Statements

Shipping and handling costs

Syngenta classifies shipping and handling costs associated with purchasing and movements of products between Syngenta locations within Cost of goods sold. Shipping and handling costs directly related to delivery of products to third party customers are classified within Marketing and distribution. The amount included in Marketing and distribution in 2002 was US$121 million.

Taxes

Income tax expense in accordance with US GAAP consists of the following:

(US$ million)	2002	2001	2000
Current	(153)	(144)	(339)
Deferred	104	209	-
Total income tax (expense)/benefit	**(49)**	**65**	**(339)**

Deferred income taxes in accordance with US GAAP consist of the following:

(US$ million)	2002	2001	2000
Assets associated with:			
- inventories	133	128	131
- accounts receivable	57	38	58
- property, plant and equipment	-	-	40
- pension and employee costs	136	93	75
- other provisions	167	240	179
- net operating losses	211	231	111
- other	168	113	155
Total assets	872	843	749
Less valuation allowance	(203)	(209)	(117)
Total assets, net	**669**	**634**	**632**
Liabilities associated with:			
- property, plant and equipment depreciation	219	203	377
- intangible assets	785	888	928
- other provisions and accruals	310	362	362
Total liabilities	**1,314**	**1,453**	**1,667**
Net deferred tax asset/(liability)	**(645)**	**(819)**	**(1,035)**

A reversal of the valuation allowance could occur when circumstances result in the realization of deferred tax assets becoming more likely than not. This would result in a decrease in Syngenta's effective tax rate.

The valuation allowance for deferred tax assets as of December 31, 2002, 2001 and 2000 was US$203 million, US$209 million, and US$117 million respectively. The net change in the total valuation allowance for the periods ended December 31, 2002, 2001 and 2000 was a decrease of US$6 million, an increase of US$92 million, and a decrease of US$26 million respectively.

Notes to the Syngenta Group Consolidated Financial Statements

The movement on the valuation allowance for deferred tax assets during the year was as follows:

(US$ million)	2002	2001
January 1	(209)	(117)
Net operating losses and deductible temporary differences:		
- arising during the period but not recognized	(57)	(73)
- which arose in previous periods and were recognized in the period	23	(25)
- which expired during the period	-	2
Translation effects	40	4
December 31	**(203)**	**(209)**

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or in which tax losses can be utilized. In making this assessment, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not that Syngenta will realize the benefits of these deductible differences, net of the existing valuation allowances, at December 31, 2002. The amount of the deferred tax asset considered realizable could however be reduced in subsequent years if estimates of future taxable income during the carry forward period are reduced.

The valuation allowances principally relate to deferred tax assets arising from taxable losses and deductible temporary differences in jurisdictions where there was insufficient evidence to support the likelihood of their utilization against taxable profits in future periods. The principal jurisdictions where valuation allowances against tax losses have been established are China, Switzerland, Brazil, Argentina and the USA.

Certain reclassifications have been made to the 2001 deferred tax assets and valuation allowances in order to present them in a manner consistent with 2002. The analysis of the tax rate that follows has been adjusted accordingly.

Analysis of tax rate

The main elements contributing to the difference between Syngenta's overall expected tax rate and the effective tax rate for US GAAP for the years ended December 31, 2002, 2001 and 2000 are given below.

	2002 %	2001 %	2000 %
Statutory tax rate	25	25	25
Overseas income taxed at different rates	(1)	15	4
Effect of disallowed expenditures	(22)	(6)	10
Effect of utilization of previously unrecognized deferred tax assets	21	2	(2)
Effect of non-recognition of tax losses in current year	(15)	(23)	17
Write off of purchased in-process research and development	-	-	23
Effect of change in tax rates on opening deferred tax balances	(9)	-	-
Increase in valuation allowance against previously recognized deferred tax assets	(33)	-	-
Prior year and other Items	(11)	8	(13)
Effective tax rate	**(45)**	**21**	**64**

Notes to the Syngenta Group Consolidated Financial Statements

Subsequently recognized tax benefits relating to the valuation of deferred tax assets as of December 31, 2002, 2001 and 2000 would be allocated as follows:

(US$ million)	2002	2001	2000
Income tax benefit that would be reported in the consolidated statement of net income	155	161	69
Goodwill	48	48	48
Total	**203**	**209**	**117**

Foreign currency translation

Syngenta has accounted for operations in highly-inflationary economies in accordance with IAS 21 (revised) and IAS 29. The accounting required under IAS 21 (revised) and IAS 29 complies with the rules as promulgated by the US Securities and Exchange Commission but is different from that required by US GAAP. As such, no reconciling adjustment has been included for this difference between IAS and US GAAP.

Comprehensive Income

SFAS No. 130 "Reporting Comprehensive Income" established standards for the reporting and display of comprehensive income and its components. Comprehensive income includes net income and all changes in equity during a period that arise from non-owner sources, such as foreign currency items and unrealized gains and losses on securities available-for-sale. The additional disclosures required under US GAAP are as follows:

(US$ million)	2002	2001	2000
Net income/(loss) under US GAAP	(165)	(247)	180
Other comprehensive income:			
Unrealized holding gains/(losses) on available-for-sale financial assets	13	(11)	-
Net gains/(losses) on derivative financial instruments designated as cash flow hedges	30	(17)	-
Foreign currency translation adjustment	310	(134)	(108)
Additional minimum pension liability adjustment	(94)	-	-
Deferred tax charged to other comprehensive income	64	-	-
Comprehensive income/(loss) under US GAAP	**158**	**(409)**	**72**

The income tax (charged)/credited to equity on these items was as follows:

(US$ million)	2002	2001	2000
On unrealized holding gains/losses on available-for-sale financial assets	3	-	-
On unrealized gains/losses on derivative financial instruments designated as cash flow hedges	(1)	-	-
On additional minimum pension liability	38	-	-
On equity movements associated with spin-off from Novartis AG	8	-	-
On items included in foreign currency translation adjustment	16	-	-
Total tax (charge)/credit on comprehensive income/(loss)	**64**	-	-

Notes to the Syngenta Group Consolidated Financial Statements

Employee benefit plans

Presented below are the disclosures required by US GAAP that are different than those provided under IFRS. The following provides a reconciliation of benefit obligations, plan assets and funded status of the plans:

	Pension			Other post-retirement benefits		
(US$ million)	2002	2001	2000	2002	2001	2000
Benefit obligation						
At beginning of year	2,325	2,300	229	113	105	48
Current service cost	99	98	17	2	2	2
Interest cost	135	121	21	8	7	3
Curtailments and settlements	12	(16)	-	1	2	-
Net liability assumed from spin-off from Novartis benefit plan	-	5	943	-	-	-
Acquisition of Zeneca agrochemicals business	-	-	1,210	-	2	56
Plan amendments	-	4	3	-	(27)	-
Actuarial (gain)/loss	142	(59)	(130)	20	30	2
Foreign currency translation	304	(58)	17	1	-	-
Employee contributions	-	-	2	-	-	-
Benefit payments	(101)	(82)	(12)	(7)	(8)	(6)
Other movements	(32)	12	-	-	-	-
Benefit obligation at end of year	**2,884**	**2,325**	**2,300**	**138**	**113**	**105**
Plan assets at fair value						
At beginning of year	2,143	2,353	225	-	-	-
Actual return on plan assets	(216)	(152)	15	-	-	-
Curtailments and settlements	-	(13)	-	-	-	-
Net assets assumed from spin-off from Novartis benefits plans	-	6	900	-	-	-
Acquisition of Zeneca agrochemicals business	-	(14)	1,186	-	-	-
Foreign currency translation	278	(59)	20	-	-	-
Employer contributions	253	87	17	7	8	6
Employee contributions	18	15	2	-	-	-
Benefit payments	(101)	(82)	(12)	(7)	(8)	(6)
Other movements	(62)	-	-	-	-	-
Plan assets at fair value at end of year	**2,313**	**2,143**	**2,353**	**-**	**-**	**-**
Funded status	**(571)**	**(182)**	**53**	**(138)**	**(113)**	**(105)**
Unrecognized past service cost	6	5	-	(20)	-	-
Unrecognized actuarial (gain)/loss	614	120	(105)	33	-	(4)
Additional minimum liability adjustment	(94)	-	-	-	-	-
Prepaid/(accrued) benefit cost	**(45)**	**(57)**	**(52)**	**(125)**	**(113)**	**(109)**
Amounts recognized in the balance sheet						
Prepaid benefit costs	168	67	81	-	-	-
Accrued benefit liability	(213)	(124)	(133)	(125)	(113)	(109)
Net amount recognized	**(45)**	**(57)**	**(52)**	**(125)**	**(113)**	**(109)**
Benefit cost						
Current service cost	99	98	17	2	2	1
Past service cost	2	-	-	(3)	(1)	-
Interest cost	135	121	21	8	8	3
Expected return on plan assets	(142)	(144)	(25)	-	(1)	-
Employee contributions	(18)	(15)	(2)	-	-	-
Amortization of actuarial (gain)/loss	9	-	1	12	-	-
	85	**60**	**12**	**19**	**8**	**4**
Curtailments and settlements	23	10	-	(1)	2	-
Net periodic benefit cost	**108**	**70**	**12**	**18**	**10**	**4**

Principal actuarial assumptions are given in Note 26.

Notes to the Syngenta Group Consolidated Financial Statements

Certain pension plans had an accumulated benefit obligation in excess of the fair value of plan assets. The benefit obligation and plan assets for these plans were as follows:

(US$ million)	2002	2001	2000
Projected benefit obligation as at December 31	491	-	-
Accumulated benefit obligation as at December 31	401	-	-
Fair value of plan assets as at December 31	315	-	-

Proforma Impact of acquisitions/disposals

As noted in Note 3, the merger of Novartis agribusiness and Zeneca agrochemicals business resulted in the formation of Syngenta. For accounting purposes, this transaction is presented in the consolidated financial statements as a purchase business combination with Novartis agribusiness being the acquirer of Zeneca agrochemicals business. Accordingly, the Zeneca agrochemicals business is a significant acquisition.

The consolidated financial statements present the results of operations of Novartis agribusiness on a stand alone basis up to the Separation Date, and results of operations of Syngenta, including the results of operations of Zeneca agrochemicals business, from the Separation Date to December 31, 2000. In order to present comparable financial data, unaudited proforma combined financial data has been presented below for the year ended December 31, 2000. This unaudited proforma information is not necessarily indicative of the results of operations which would have been reported had the acquisition actually been completed as of January 1, 2000, nor of Syngenta's future results of operations.

The unaudited proforma data summarizes the results of operations for the periods indicated as if the acquisition had been completed as of January 1, 2000, giving effect to actual operating results of the combined businesses prior to the acquisition, prepared on a stand alone basis, and adjusted to include the proforma effect of:

- interest expense on the debts incurred by Syngenta,
- depreciation of fixed assets,
- amortization of intangibles and goodwill, based on the allocated purchase price,
- divestments of product lines to obtain regulatory approval, and
- income taxes.

No adjustment has been included in the proforma combined financial data for any anticipated operating cost savings, nor for any one-time merger and consolidation costs expected to be incurred upon consummation of the transaction.

Unaudited proforma per share amounts for the combined company are based on the total shares issued and outstanding after the Transactions.

Notes to the Syngenta Group Consolidated Financial Statements

Unaudited selected proforma combined financial data

The unaudited selected proforma combined financial data, in accordance with US GAAP, are estimated as follows:

(US$ million)	2000 proforma
Proforma Combined Statement of Income Data (US$ million)	
Sales	6,846
Net loss	(12)
Loss per share (US$)	
Basic and diluted	(0.12)
Per share information:	
Weighted average number of ordinary shares (in millions of shares)	101.3

34. Effect of new accounting pronouncements

International Financial Reporting Standards

IAS 19, Employee Benefits (revised 2002) introduces additional requirements for immediate recognition of actuarial gains and losses in the income statement in situations where the maximum limit on pension asset balance recognition under paragraph 58 of IAS 19 applies. Restatement of prior year amounts is not required by this change. Syngenta has complied with IAS 19 (revised 2002) with effect from 1 January 2002.

SIC-28, "Business Combinations - Date of Exchange and Fair Value of Equity Instruments", clarifies aspects of IAS 22, "Business Combinations", in respect of determining the cost of an acquisition where an enterprise issues its own equity instruments as purchase consideration in a business combination. Syngenta issued 44 million shares in connection with the acquisition of Zeneca agrochemicals business in November 2000, and the acquisition purchase price was determined as the number of Syngenta shares issued to AstraZeneca shareholders multiplied by the average trading price of those shares over the first five days of trading. This treatment is consistent with the requirements of SIC-28. SIC-28 became effective for acquisitions given initial accounting recognition on or after December 31, 2001 and Syngenta has complied with it from that date. Adoption of SIC-28 had no impact on Syngenta's consolidated financial statements for 2002 since no equity shares were issued by Syngenta in connection with any business combination during 2002.

SIC-30, "Reporting Currency - Translation from Measurement Currency to Presentation Currency" addresses how items in financial statements should be translated from a measurement currency to a presentation currency when the financial statements are presented in a currency other than the measurement currency determined under SIC-19, "Reporting Currency - Measurement and Presentation of Financial Statements", and under IAS 21, "The Effects of Changes in Foreign Exchange Rates" and IAS 29, "Financial Reporting in Hyperinflationary Economies". SIC-30 became effective for annual financial periods beginning on or after January 1, 2002. and Syngenta has complied with it from that date. Adoption of SIC-30 had no impact on Syngenta's consolidated financial statements for 2002.

SIC-32 "Intangible Assets – Web Site costs" establishes the accounting treatment for expenditure incurred on the development and operation of an entity's own web sites. SIC-32 became effective on 25 March 2002 and Syngenta has complied with it from 1 January 2002. Adoption of SIC-32 had no impact on Syngenta's consolidated financial statements for 2002.

Notes to the Syngenta Group Consolidated Financial Statements

SIC-33, "Consolidation and Equity Method - Potential Voting Rights and Allocation of Ownership Interests", considers issues of ownership and control arising under IAS 27 "Consolidated Financial Statements - Accounting for Investments in Subsidiaries", and IAS 28, "Accounting for Investments in Associates", when an enterprise owns share warrants, share call options, debt or equity instruments that are convertible into ordinary shares, or other similar instruments that have the potential, if exercised or converted, to give the enterprise voting power or reduce another party's voting power over the financial and operating policies of another enterprise. SIC-33 became effective for annual financial periods beginning on or after January 1, 2002. The adoption of SIC-33 did not have a material effect on the consolidated financial statements for 2002.

US GAAP

SFAS No. 141, "Business Combinations" was issued in June 2001. This standard establishes standards for all business combinations initiated after June 30, 2001, or any purchase business combinations completed after June 30, 2001. This standard prohibits the use of the pooling of interest method of business combination, and provides guidance regarding the recognition of intangible assets acquired in a purchase method of business combination. In accordance with the transition provisions of SFAS No. 141, assembled workforce intangible assets of US$126 million, related to purchase business combinations completed before June 30, 2001, less related deferred tax liabilities of US$42 million, were reclassified as goodwill as of January 1, 2002. No material business combinations were completed during 2002.

SFAS No. 142, "Goodwill and Other Intangible Assets", was issued in June 2001. This standard prohibits the amortization of goodwill, regardless of its acquisition date, and requires impairment testing of goodwill annually or if any events occur which would indicate an impairment of goodwill. It also prescribes that goodwill should be tested for impairment under a fair value method different than that previously required under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The standard became effective for Syngenta from January 1, 2002.

The accounting and impairment review process for goodwill are described above in Note 33. As a result of the implementation of SFAS No. 142, no recognized intangible assets have been determined as having an indefinite life, and no changes have been made to the estimated expected useful lives of any recognized amortized intangible asset.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", was issued in August 2001. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. Syngenta has complied with SFAS No. 144 "Impairment or Disposal of Long-lived Assets" with effect from 1 January 2002. Adoption of SFAS No. 144 had no effect on the consolidated financial statements.

SFAS No. 143, "Accounting for Asset Retirement Obligations" was issued in June 2001, and requires that obligations associated with the retirement of a tangible long-lived asset be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value. The standard will become effective for Syngenta from January 1, 2003. SFAS No. 143 applies to legal obligations for demolition, restoration and abandonment costs. As part of the restructuring plans described in Note 22, Syngenta has announced plans to abandon certain manufacturing sites and has established provisions accordingly. Syngenta does not anticipate that adoption of SFAS No. 143 will have a material effect on the consolidated financial statements.

SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", was issued in June 2002, and addresses the recognition, measurement and reporting of costs associated with exit and disposal activities, including restructuring activities. This statement supersedes the guidance in EITF 94-3. The standard will become effective for exit or disposal activities initiated after December 31, 2002. Retroactive application of SFAS No. 146 is prohibited, and it will therefore have no impact on the opening balance of consolidated retained earnings at January 1, 2003. Syngenta will apply SFAS No.146 with effect from January 1, 2003.

Notes to the Syngenta Group Consolidated Financial Statements

EITF 95-23, "The Treatment of Certain Site Restoration/Environmental Exit Costs when testing a Long-Lived Asset for Impairment", was revised by the Emerging Issues Task Force in June 2002 to take account of SFAS Nos. 143 and 144. The revised EITF addresses how environmental exit costs which have not been recognized as a liability should be dealt with when testing for impairment under SFAS No. 144. The adoption of the revised EITF had no impact on the consolidated financial statements.

EITF 00-21, "Revenue Arrangements with Multiple Deliverables", was issued in November 2002 and addresses how a vendor allocates revenue between multiple products and services covered by the same revenue arrangement. The EITF consensus will apply to Syngenta with effect from January 1, 2004. The effect of the EITF will depend upon the nature of agreements Syngenta enters into with customers during 2004. Therefore, at this time Syngenta is unable to determine whether adoption of the consensus will impact its financial statements. There will, however, be no effect on transactions recognized in the consolidated financial statements for 2002 and prior years.

EITF 02-6, "Classification in the Statement of Cash Flows of Payments Made to Settle an Asset Retirement Obligation within the scope of FASB Statement No. 143" was issued in March 2002, and requires that cash paid to settle an asset retirement obligation should be classified within cash flows from operating activities. EITF 02-06 will become effective for Syngenta on January 1, 2003 together with SFAS No. 143. EITF 02-06 will have no impact on the consolidated financial statements because Syngenta already classifies these payments in cash flows from operating activities.

EITF 01-9, "Accounting for Consideration Given by a Vendor to a Customer (including a Reseller of the Vendor's Products)", was issued in November 2001 and addresses the timing of recognition and presentation in the income statement of sales incentives offered to customers. EITF 01-9 became effective for Syngenta on January 1, 2002 and has not had a material impact on the consolidated financial statements.

EITF 02-16, "Accounting by a Customer (Including a Reseller) for Cash Consideration Received from a Vendor", was issued in November 2002, and requires that rebates and refunds received from vendors which are payable if a specified cumulative level of purchases is reached are recognized systematically as a reduction of cost of goods sold related to the purchases if the amount can be estimated reasonably. If the amount cannot be estimated, the rebates or refunds are recognized when the target is achieved. The EITF consensus applied to arrangements entered into with vendors after November 21, 2002 and did not have a material impact on Syngenta's 2002 financial statements.

35. Subsequent events

On December 4, 2002, Syngenta announced the signing of a research agreement with Diversa Corporation ("Diversa") which is listed on NASDAQ. Under this agreement, Diversa will acquire an exclusive, royalty-free perpetual license from Syngenta for technology and intellectual property for use in the pharmaceutical field, as well as related assets owned by Syngenta, in exchange for stock and warrants representing 14% and 3% respectively of Diversa's outstanding stock proforma for the equity issuances. The transaction is expected to be completed in February 2003, subject to the approval of Diversa shareholders. If approved, Syngenta will own 18.6% of Diversa's outstanding stock, excluding the warrants which are exercisable for ten years starting in 2008, at an exercise price of US$22 per Diversa share, and will commit to funding of US$20.6 million for joint projects with Diversa for each of the following five years. Torrey Mesa Research Institute, Syngenta's facility in La Jolla, California, will close on completion of the transaction.

On November 5, 2002, Syngenta announced a public offer for the 49.01% of shares in Syngenta India Ltd. which were not currently owned by Syngenta. The shares of Syngenta India Ltd. are listed on the Mumbai (Bombay) and Kolkata (Calcutta) Stock Exchanges. The offer price is 130 Indian rupees per Syngenta India equity share of 5 rupees par value, and is payable in cash. The offer is not subject to a minimum level of acceptance by shareholders, but is subject to approval of the Indian Foreign Investment Promotion Board and the Reserve Bank of India. If all shareholders of Syngenta India Ltd. were to accept the offer, Syngenta would be required to pay approximately US$42 million to acquire their shares. The offer closed on January 28, 2003, at which time acceptances had been received to give Syngenta control over approximately 84% of the shares.

Notes to the Syngenta Group Consolidated Financial Statements

Other than the above, no events occurred between the balance sheet date and the date on which these consolidated financial statements were approved by the Board of Directors that would require adjustment to or disclosure in the consolidated financial statements.

Approval of the Financial Statements

These financial statements were approved by the Board of Directors on February 19, 2003.

ERNST & YOUNG

To the general meeting of
Syngenta AG, Basel

Basel, 19. February 2003

Report of the group auditors

As auditors of the group, we have audited the consolidated financial statements (balance sheet, income statement, statement of cash flows, statement of changes in equity and notes) as presented on pages 36 to 107 of Syngenta AG for the year ended December 31, 2002. The prior year corresponding figures were audited by other group auditors.

These consolidated financial statements are the responsibility of the board of directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, with the International Standards on Auditing (ISA), and the auditing standards generally accepted in the United States. Those standards require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 consolidated financial statements give a true and fair view of the financial position, the results of operations, the cash flows and the statement of changes in equity in accordance with International Financial Reporting Standards and comply with Swiss law.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of the consolidated net income of Syngenta AG for of the year ended December 31, 2002, and of the consolidated shareholders' equity as of December 31, 2002, to the extent summarized in note 33 of the consolidated financial statements.

We recommend that the consolidated financial statements submitted to you be approved.

Ernst & Young Ltd

Conrad Löffel
Swiss Certified Accountant

Jürg Zürcher
Swiss Certified Accountant

PRICEWATERHOUSECOOPERS KPMG

Report of the Joint Group Auditors

To the General Meeting of the Shareholders of

Syngenta AG, Basel

As Joint Group Auditors, we have audited the consolidated financial statements (consolidated income statements, balance sheets, cash flow statements, statements of changes in equity and notes) as presented on pages 36 to 107 of Syngenta AG for each of the two years ended December 31, 2001 and 2000. The consolidated financial statements as of and for the year ended December 31, 1999 were audited by PricewaterhouseCoopers AG whose report dated August 11, 2000 expressed an unqualified opinion.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audits were conducted in accordance with auditing standards promulgated by the Swiss profession, with the International Standards on Auditing issued by the International Federation of Accountants (IFAC), and the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2001 and 2000 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Syngenta AG as of December 31, 2001 and 2000 and the results of operations and the cash flows for each of the two years ended December 31, 2001 and 2000 in accordance with International Accounting Standards and comply with Swiss law.

International Accounting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of the consolidated net income of Syngenta AG for each of the two years ended December 31, 2001 and 2000 and of the consolidated shareholders' equity as of December 31, 2001 and 2000 to the extent summarized in note 33 to the consolidated financial statements.

We recommend that the consolidated financial statements submitted to you be approved.

PricewaterhouseCoopers AG — KPMG Fides Peat

Clive Bellingham — Gerd Tritschler — Christopher Stirling — Erik F. J. Willems

Basel, February 27, 2002 — Zurich, February 27, 2002

Financial Statements of Syngenta AG

Income Statement

(for the period from January 1, 2002, to December 31, 2002 and for the period from November 12, 2000, to December 31 2001)

	Notes	Period ended December 31, 2002 CHF millions	Period ended December 31, 2001 CHF millions
Income			
Dividend income		140	181
Income from financial assets		5	4
Gain from divestments	3	-	18
Total income		145	203
Expenses			
Financial expenses		(20)	(23)
Administrative expenses		(23)	(30)
Taxes		(2)	(2)
Total expenses		(45)	(55)
Net income		100	148

Financial Statements of Syngenta AG

Balance Sheets (prior to profit appropriation)

(at December 31, 2002 and December 31, 2001)

	Notes	2002 CHF millions	2001 CHF millions
ASSETS			
Financial assets – Investments	4	4,057	4,046
Total non-current assets		4,057	4,046
Current assets			
Receivables from subsidiaries		1	3
Accrued income and other current assets		-	4
Marketable securities (including treasury shares)	5	866	875
Total current assets		867	882
TOTAL ASSETS		**4,924**	**4,928**
EQUITY AND LIABILITIES			
Equity			
Total share capital	6	(1,126)	(1,126)
Reserves			
Legal reserves			
- General reserve, including share premium	7	(263)	(263)
- Reserve for treasury shares	7	(866)	(875)
Free reserves	7	(1,982)	(1,973)
Total reserves		(3,111)	(3,111)
Profit/loss brought forward	7	(67)	-
Net income of the period		(100)	(148)
Total available earnings		(167)	(148)
Total equity		**(4,404)**	**(4,385)**
Liabilities			
Accounts payable and accrued liabilities			
- subsidiaries		(518)	(537)
- others		(2)	(6)
Total liabilities		**(520)**	**(543)**
TOTAL EQUITY AND LIABILITIES		**(4,924)**	**(4,928)**

Financial Statements of Syngenta AG

Proposal for the Appropriation of Available Earnings

	Period ended December 31, 2002 CHF millions	Period ended December 31, 2001 CHF millions
Available earnings		
Profit/loss brought forward	58	-
Plus dividend not paid for treasury shares	9	-
Net income of the year	100	148
Total available earnings	**167**	**148**
Proposed appropriation		
Payment of dividend of CHF 0.85 (2001:CHF 0.80) gross per share on 112,564,584 registered shares with a nominal value of CHF 10 each	(95)	(90)
Balance to be carried forward	**72**	**58**

The Board of Directors proposes a dividend in respect of 2002 of CHF 0.85 per share totaling CHF 95 million on all shares in issue at December 31, 2002. The dividend attributable to the treasury shares under the control of the Company at the date of the dividend payment will be waived, and therefore reduce the total dividend payment made, but not the amount of dividend per share. As at December 31, 2002, the number of treasury shares under the control of Syngenta was 11,023,465 and as at December 31, 2001, the number of treasury shares under the control of Syngenta was 11,131,664.

Notes to the Financial Statements of Syngenta AG

1. Introduction

The financial statements of Syngenta AG comply with the requirements of the Swiss law for companies, the Code of Obligations (CO).

Syngenta AG was incorporated on November 12, 1999 and is registered with the commercial register in the canton of Basel Stadt. The comparative accounting period includes the results from November 12, 2000 to December 31, 2001 and the current accounting period includes the results from January 1, 2002 to December 31, 2002.

2. Accounting policies

Exchange rate differences
Current assets denominated in foreign currencies are converted at year end exchange rates. Exchange differences arising from these as well as those from business transactions are recorded in the income statement. Net unrealized gains, however, are deferred under the Swiss law for companies.

Financial assets
These are valued at acquisition cost less adjustments for impairment of value.

Marketable securities
These are valued at the lower of cost and market value.

Provisions
Provisions are made to cover general business risks of the Group.

3. Gain from divestment

The gain from divestment in 2001 represents Syngenta AG's share of the sale proceeds arising on the sale of the worldwide *Flint* fungicide business to Bayer AG which was required by regulators as a condition of their approval of the merger of Novartis agribusiness with Zeneca agrochemicals business to form Syngenta.

4. Financial assets

The major direct and indirect investments in subsidiaries, joint ventures and other holdings of Syngenta AG are shown in Note 32 of the consolidated financial statements. During the year 2002, Syngenta AG founded Syngenta South Asia AG with a fully paid-in capital of CHF 9 million. The legal form of Syngenta SARL has been changed into Syngenta Participations AG & Co. SNC, Luxembourg and the capital has been increased by the equivalent of CHF 2 million.

Notes to the Financial Statements of Syngenta AG

5. Treasury shares

The share repurchase program was funded by Syngenta's legacy parent companies AstraZeneca and Novartis Group. The number of treasury shares held by the Company and subsidiaries qualifying under Art. 659b CO and their movements in 2002 were as follows:

	December 31, 2002	December 31, 2001
Total treasury registered shares held by Syngenta AG	11,131,664	11,255,000
Sold in the period	(108,199)	(123,336)
Average sale price per share, CHF	86.70	84.60
Total treasury registered shares held by Syngenta AG	11,023,465	11.131,664
Average purchase price per share, CHF	76.56	78.56

The sales in the period ended December 31, 2002 represent shares sold to employees under the Swiss Employee Share Purchase Plan.

6. Share capital

(all shares have a nominal value of CHF 10)	Number of shares		
	December 31, 2002	Movement in period	December 31, 2001
Total Syngenta AG registered shares	112,564,584	-	112,564,584

Notes to the Financial Statements of Syngenta AG

7. Reserves

General reserve, including share premium	December 31, 2002 CHF millions	December 31, 2001 CHF millions
Opening balance	(263)	(2,561)
Reserves arising on the merger with Novartis Agribusiness	-	(175)
Conversion of share premium into free reserves	-	2,473
Closing balance	(263)	(263)

Reserve for treasury shares	December 31, 2002 CHF millions	December 31, 2001 CHF millions
Opening balance	(875)	-
Net transfer from free reserves	-	(875)
Net transfer to free reserves	9	-
Closing balance	(866)	(875)

Profit/loss brought forward	December 31, 2002 CHF millions	December 31, 2001 CHF millions
Opening balance	(148)	-
Dividend payment of CHF 0.80 gross per share on 101,432,920 shares*	81	-
Closing balance	(67)	-

* The difference to the total shares of 112,564,584 are the treasury shares held by Syngenta AG on the date of payment.

Free reserves	December 31, 2002 CHF millions	December 31, 2001 CHF millions
Opening balance	(1,973)	-
Transfer from general reserve	-	(2,473)
Capital contribution from AstraZeneca Plc	-	(375)
Net transfer to reserve for treasury shares	-	875
Net transfer from reserve for treasury shares	(9)	-
Closing balance	(1,982)	(1,973)

The capital contribution from AstraZeneca Plc principally represents their contribution towards the share buyback program undertaken after Syngenta was formed. Novartis AG contributed an amount of CHF 539 million, which was received by another legal entity wholly owned by Syngenta AG.

8. Contingent liabilities

	Amount in effect at December 31, 2002 CHF millions	Amount in effect at December 31, 2001 CHF millions
Guarantees to cover capital and interest of bonds, commercial paper and the euro medium-term note program – total amount limited to CHF 5,136 million.	1,977	1,837
Guarantees in favor of other group companies, associated companies and agents – total amount limited to CHF 3,592 million.	171	950
Total	2,148	2,787

In a letter dated September 7, 2001, Syngenta AG confirmed that it will, for so long as Syngenta Limited (registered in the UK) is a wholly owned subsidiary of Syngenta AG, ensure that Syngenta Limited will honor its obligation to guarantee the solvency and due payment of benefits of its pension plan.

Syngenta AG has a partnership interest in Syngenta Participations AG & Co. SNC, a "société en nom collectif" under Luxembourg law and is jointly and severally liable for the liabilities to third parties of Syngenta Participations AG & Co. SNC. This partnership is wholly owned by the group and is fully consolidated. The contingent liabilities related to the investment are shown in the table above under guarantees to cover capital and interest of bonds, commercial paper and the euro medium-term note program.

Syngenta AG is part of the Syngenta Swiss VAT Group and is therefore jointly and severally liable for the whole amount due to the Swiss VAT Tax authorities by the Group.

9. Financial instruments

Syngenta AG entered into different contracts regarding financial instruments. Details of all the transactions are disclosed under Note 31 of the Syngenta Group consolidated financial statements. All transactions are for Syngenta Group companies which carry the economic risk of these transactions. The numbers relating to Syngenta AG are outlined in the table below:

	Notional Amount		Positive Fair Value		Negative Fair Value	
CHF million	2002	2001	2002	2001	2002	2001
Financial Instruments	9,225	7,995	521	123	(126)	(47)

ERNST & YOUNG

To the general meeting of
Syngenta AG, Basel

Basel, February 19, 2003

Report of the statutory auditors

As statutory auditors, we have audited the accounting records and the financial statements (balance sheet, income statement and notes) as presented on pages 110 to 116 of Syngenta AG for the year ended December 31, 2002. The prior year corresponding figures were audited by other statutory auditors.

These financial statements are the responsibility of the board of directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and the company's by-laws.

We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd.

Conrad Löffel
Swiss Certified Accountant

Jürg Zürcher
Swiss Certified Accountant

Enclosures:
- Financial statements (balance sheet, income statement and notes)
- Proposed appropriation of available earnings

PRICEWATERHOUSECOOPERS KPMG

Report of the Joint Statutory Auditors to the General Meeting of the Shareholders of

Syngenta AG, Basel

As Joint Statutory Auditors, we have audited the accounting records and the financial statements (income statement, balance sheet and notes) as presented on pages 110 to 116, of Syngenta AG for the period from November 12, 2000 to December 31, 2001.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined, on a test basis, evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and the Company's articles of incorporation.

We recommend that the financial statements submitted to you be approved.

PricewaterhouseCoopers AG

Clive Bellingham

Gerd Tritschler

Basel, February 27, 2002

KPMG Fides Peat

Christopher Stirling

Erik F. J. Willems

Zurich, February 27, 2002

Anticipated key reporting dates in 2003

Annual General Meeting for the financial year 2002	April 29, 2003
First Quarter 2003 trading statement	April 29, 2003
First Half 2003 results	July 30, 2003
Third Quarter 2003 trading statement	October 22, 2003

Investor Relations
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Syngenta on the Internet
www.syngenta.com

Syngenta International AG
Communications and
Public Affairs
P.O. Box
CH-4002 Basel
Switzerland

Cautionary statement regarding forward-looking statements

This Annual Review contains forward-looking statements, which can be identified by terminology such as "expect", "would", "will", "potential", "plans", "prospects", "estimated", "aiming", "on track", and similar expressions. Such statements may be subject to risks and uncertainties that could cause actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the US Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any Ordinary Shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefore.

For the business year 2002, Syngenta has published two reports:
The Annual Report and the Financial Report.

These publications are also available on the Internet
www.syngenta.com

Both documents were originally published in English.
The Annual Report for 2002 is also available in German.

 Editorial completion: February 2003.
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